Annual Integrated Report 2025

Introduction Our Annual Integrated Report 2025 for the financial year commencing 1 July 2024 to 30 June 2025 has been produced in line with the Integrated Reporting Framework. Our report addresses the performance and gives insights to DRDGOLD Limited's (DRDGOLD) and its primary subsidiaries - Ergo Mining Proprietary Limited (Ergo) and Far West Gold Recoveries Proprietary Limited (FWGR) ability to create value sustainably for our financial stakeholders, and also addresses how the Company preserves and erodes value over time. The report provides an overview of the company's strategic objectives and priorities in the short, medium and long-term, as well as how we have established a sustainable business model as we navigate the risks we face and the opportunities that they at times create. Our report also addresses performance over the said period and material post 30 June 2025 events to the date of publication of the report. Forward-looking statements Some of the information in this report may contain projections or other forward-looking statements regarding future events or other financial performance, including information relating to our Group, that are based on the beliefs of our management, as well as assumptions made by and information currently available to our management. When used in this report, the words “estimate”, “project”, “believe”, “anticipate”, “intend”, “expect” and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, a drop in the gold price, a prolonged strengthening of the Rand against the Dollar, regulatory developments adverse to DRDGOLD or difficulties in maintaining necessary licences or other governmental approvals, changes in DRDGOLD’s competitive position, changes in business strategy, any major disruption in production at key facilities or adverse changes in foreign exchange rates and various other factors. These risks include, without limitation, those described in the section titled “Risk factors” included in our Form 20-F for the fiscal year ended 30 June 2025, which will be filed with the United States Securities and Exchange Commission (SEC) on or about 30 October 2025. You should not place undue reliance on these forward-looking statements, which speak only as of the date thereof. We do not undertake any obligation to publicly update or revise these forward-looking statements to reflect events or circumstances after the date of this fact sheet or the occurrence of unanticipated events. Any forward-looking statement included in this report have not been reviewed or reported on by DRDGOLD’s auditors. Contents list P4 About this report P5 Materiality process and matters Introducing DRDGOLD P12 Leadership review P14 Who we are P15 What we do P16 Our footprint P17 Our history P18 Sustainable value creation FY2025 Strategic approach P20 Sustainably gold P21 Operating context P29 Engaging with our stakeholders P32 Creating value for our stakeholders P33 Material risks and opportunities P43 Strategy and outlook P54 Business model P60 Value-creating governance and remuneration - a summary P62 Climate change and renewable energy Our performance P65 Chief Financial Officer’s review P69 Three-year review P71 Operational performance P73 Safety and health review P77 Employee relations P81 Environmental review P89 Digital transformation and resilience P90 Community engagement and support Governance P95 Directors and management P100 Corporate governance report P107 Remuneration report Supplementary information P123 Mineral Resources and Mineral Reserves statement P131 GRI content index P140 Independent assurance practitioner’s report P143 Glossary of terms and abbreviations P146 Administration and contact details Guide to reporting suite Annual Integrated Report 2025 Annual Financial Statements 2025 ESG Report 2025 Notice of Annual General Meeting 2025 INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION Introduction DRDGOLD Annual Integrated Report 2025 2

130-year Anniversary Celebration Marking 130 years, DRDGOLD’s story is as much about looking ahead as it is about reflecting on the past. From its origins as an underground gold mining company to becoming the leader in gold tailings retreatment, our journey has been shaped by lessons of the past and a vision for a more sustainable future. Today, we rehabilitate the environment and create skilled, meaningful employment while producing gold in a way that reverses mining’s historical, negative impacts. As we celebrate 130 years, we embrace our responsibility of shaping a legacy that future generations will look back on with pride. Our journey to becoming a leader in gold tailings retreatment 1895 – 1905 Farmers, prospectors and Randlords DRDGOLD, first known as as Durban Roodeport Deep Limited (DRD), traces its origins to the 1884 gold discovery on Roodepoort farm, to the west of modern-day Johannesburg. Backed by Randlords such as Alfred Beit and Julius Wernher, the company poured its first gold in 1897 and produced nearly 23 000 ounces the following year. While investors prospered, mineworkers faced harsh working conditions and low wages. Operations were further shaped by the gold price controlled by the International Gold Standard and disrupted by the 1899 war, which led to labour shortages and the temporary use of Chinese workers. 1906 – 1946 Growth amidst challenges Between 1906 and 1946, DRD played a pivotal role in South Africa’s gold mining industry. The company expanded its claims on the central Witwatersrand, contributing to South Africa’s global leadership in gold production. However, deeper mining operations increased costs and safety risks, while racial inequalities and poor working conditions led to violent strikes in 1907, 1913, 1920 and 1946. World Wars I and II disrupted operations but also boosted gold demand. In spite of labour shortages, economic hardship, and political unrest—including the 1922 Rand Rebellion and the rise of the African National Congress (ANC) and Afrikaner-led National Party—DRD remained resilient and continued to grow. By 1946, it had produced over 7.6 million ounces of gold, valued at more than R295 billion in today’s terms. 1947 – 1995 Strategic shifts and labour reforms DRD maintained strong gold production in Johannesburg during the 1960s and 1970s, investing more efficient extraction and better safety partly, in response to apartheid-era labour unrest. In the late 1970s and 1980s, the company as a key player in the South African gold mining industry, faced rising labour costs, growing labour unrest and, in 1982, the formation of the National Union of Mineworkers (NUM), representing black mineworkers. The 1985 partial State of Emergency disrupted operations, even more so the 1987 NUM-led miners’ strike. After 1994, declining ore grades and rising costs led to a strategic pivot. Under the Kebble family, DRD’s assets were restructured and split into DRD, Harmony Gold, and Randgold Resources. The original DRD mine in Roodepoort closed in 2001, but DRD as a company began to acquire and operate a number of mature South African gold mines from their previous owners and to grow its expertise in the retreatment of historic mine dump material to recover remnant gold. 1996 – 2005 Strategic expansion and transition During this period, DRD rapidly expanded by acquiring both local and international gold mining operations. In 2004, it rebranded as DRDGOLD. Rising operational costs, new regulations—particularly the 2002 Mining Charter, safety considerations and boardroom battles were amongst continuous challenges. 2006 – 2015 – Transition from underground mining to surface tailings In 2006, under new leadership, DRDGOLD transitioned rapidly from underground mining to surface tailings retreatment, prioritising efficiency, sustainability, and environmental responsibility. This strategic shift, the core of which was its Crown Gold Recoveries operation, later augmented by its acquisition of the Ergo operation, active across the Central and Eastern Witwatersrand, was supported by rising gold prices during the 2008–2009 financial crisis, South Africa’s escalating power crisis, stricter Mining Charter regulations from 2010 and growing international pressure from investors and others for effective ESG policy and practice. 2016 – 2025 Metamorphosis From 2016 onwards, DRDGOLD experienced strong growth, driven by a 21% rise in gold prices and the commissioning of a high-grade circuit at Ergo. The 2018 purchase of Sibanye- Stillwater’s West Rand surface retreatment assets to form Far West Gold Recoveries (FWGR), positioned the company as a global leader in tailings retreatment. Continuing infrastructure investments and operational improvements enhanced profitability and resilience, even during the COVID-19 pandemic and by 2020, DRDGOLD’s market value approached $1 billion. In 2024, the company launched Vision 2028, an R8 billion capital programme to extend operating life and establish FWGR as the epicentre of tailings retreatment in the Far West Rand. INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION Introduction continued DRDGOLD Annual Integrated Report 2025 3

While this report primarily addresses the requirements of our financial stakeholders, DRDGOLD delivers value to all its stakeholders as a whole. We identify and report on our engagement with all our stakeholders. The Company exemplifies the circular economy—a waste-neutral enterprise that utilises grey water in a closed circuit and harnesses energy from the sun. As we present the 2025 integrated report, we will look back at the Company, which was first established in 1895 as Durban Roodepoort Deep, and at the Company it is today. We celebrate this journey by providing insights into the value created, preserved and eroded over 130 years. Reporting scope and boundary Our annual integrated report has been prepared to comply with the Integrated Reporting Framework and in accordance with the Global Reporting Initiative (GRI) Standards. We apply various standards, codes, principles and guidelines during our reporting processes including the King IV Report on Corporate Governance for South Africa, 2016 (King IV), the JSE Limited (JSE) Listings Requirements (JSE Listings Requirements), the Companies Act of South Africa (Act No. 71 of 2008) (Companies Act) and the relevant amendments introduced by the Companies Amendment Act (Act No. 16 of 2024) and the Companies Second Amendment Act (Act No. 17 of 2024) (Companies Amendment Acts, 2024), insofar as promulgated. DRDGOLD is in compliance with the Companies Act and all laws of establishment specifically relating to its incorporation and is operating in conformity with its Memorandum of Incorporation (MOI). We also report on the alignment of our strategic focus areas to the United Nations Sustainable Development Goals (SDGs). We have incorporated, where relevant and reliable data is available, recommended disclosures in this report guided by the JSE Sustainability and Climate Change Disclosure Guidance as issued in June 2022. In September 2023, DRDGOLD became a member of the World Gold Council (WGC). All members of the WGC are required to show conformance with a set of self-imposed standards, recorded in the Responsible Gold Mining Principles (RGMPs), within three years after joining. To support this, improvement opportunities and action plans have been identified to align internal systems and processes with the RGMPs. An external assurance report on DRDGOLD's RGMP conformance is scheduled for publication in Q1 of FY2026. We acknowledge the issuance of the International Financial Reporting Standards (IFRS) S1 and IFRS S2 standards by the International Sustainability Standards Board in June 2023. With the assistance of an external consultant, we are developing a road map for our journey towards aligning ourselves to these relevant standards and disclosures in an integrated manner, although these are not yet effective for the company from a regulatory perspective. Our previous integrated report for the financial year from 1 July 2023 to 30 June 2024 can be found on the company’s website:https://www.drdgold.com/investors/reports-and- results#ars2024 Our accompanying annual financial statements (AFS) for the year ended 30 June 2025 prepared in compliance with IFRS Accounting Standards as issued by the International Accounting Standards Board, notice of annual general meeting (NOM) for the year ended 30 June 2025, which includes summary consolidated financial statements, and the ESG Report 2025 can be found on the company’s website: https://www.drdgold.com/ investors/reports-and-results#ars2025. Materiality consideration We have adopted double materiality, considering both the Company's financial value and it's impact, in evaluating information we believe is material to include in this report. Aligned with the principles contained in the JSE Sustainability Disclosure Guidance, we have identified twenty one of the most significant matters in the external environment influencing our performance and ultimately our ability to create economic value (financial materiality) and our impact on the economy, environment and society (impact materiality). Our materiality process and material matters have been included on page 5 of this report. Process followed in compiling the integrated report The integrated report is prepared from information presented to the Board and respective committees, financial results presentations and publications, external reporting information and information prepared by various departments within the organisation. The report is prepared under the supervision of Mr Riaan Davel, the Company’s Chief Financial Officer (CFO). Various personnel contribute to the drafting of the report, including Executive Committee (Exco) members, and this process is overseen by an integrated reporting project head. We also use the assistance of an external expert on integrated reporting to continually enhance the quality of our reporting. How we ensure the integrity of the report DRDGOLD maintains an established internal control system, reviewed and monitored by the Audit Committee, over its reporting of its financial and non-financial information to ensure integrity and transparency of the information contained in published reports. The Exco and various heads of departments review the report before submission to the Board for review. Certain sections of the report are also reviewed by external assurance providers and external experts. Our financial statements included in the annual financial statements are assured by independent assurance provider, BDO South Africa Inc. Selected sustainability key performance indicators, marked as LA in this report, have been assured by an independent assurance provider, BDO South Africa Inc. Their independent assurance practitioner's report can be found on pages 140 to 142. Process followed in the preparation of the report Compiling our report • Integrated Reporting Framework and GRI Standards • Content from Board, Exco, respective committees and departments, supervised by CFO • Principles contained in the JSE sustainability and climate change disclosure guidance Ensuring the integrity of the report • Board and Exco review • Coordinated by integrated reporting project head Approvals of the report • Exco sign-off and Board approval Improving the quality of the report • Assistance from an external expert is provided Responsibility and approval We, the DRDGOLD Board, including the Audit Committee, acknowledge our responsibility for compiling this report and ensuring the integrity and completeness of the information presented. The Board has reviewed this report and applied its collective mind throughout the preparation of it. We believe that the report is presented in line with the Integrated Reporting Framework and complies in all material respects with the relevant statutory requirements of the various regulations governing disclosure and reporting by DRDGOLD. The Board formally approved the annual integrated report, our AFS and NOM at a meeting on 23 October 2025. Directors Niël Pretorius Chief Executive Officer Riaan Davel Chief Financial Officer Henriette Hooijer Chief Financial Officer Designate Timothy Cumming Non-executive Chairman Edmund Jeneker Lead Independent Non-executive Director Thoko Mnyango Independent Non-executive Director Johan Holtzhausen Independent Non- executive Director Andrew Brady Non-executive Director Prudence Lebina Independent Non- executive Director Charmel Flemming Independent Non-executive Director Queries should be addressed to: Timothy Cumming Chairman Email: timjcumming@gmail.com Riaan Davel Chief Financial Officer Tel: +27 11 470 2608 Email: riaan.davel@drdgold.com INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION About this report DRDGOLD Annual Integrated Report 2025 4

Materiality is dynamic and therefore it is continuously reviewed and formally assessed on an annual basis. Our business strategy encompasses the concept of renewal – by actively and continuously pursuing innovation and investment in our business, people and planet. Through partnerships and collaboration, we create opportunities for generating and sharing sustainable value. We operate in a volatile environment and our business is exposed to unpredictable and often extreme change that can significantly affect our performance, strategy and sustainability. It is therefore imperative that we identify and address those matters that can have a material impact on our ability to create and preserve value not only for our business, but also for our shareholders and stakeholders in the short, medium and long-term. Last year, we formally adopted the double materiality approach to guide the identification and disclosure of material matters. This approach recognises that we consider how what we do may impact on people, the environment and the economy (impact materiality) as well as how sustainability-related risks and opportunities could reasonably be expected to affect our financial prospects and development (financial materiality). We have reviewed our existing material matters to ensure their continued relevance. The assessment process entailed the following: INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION Materiality process and matters DRDGOLD Annual Integrated Report 2025 5

INTRODUCING DRDGOLD | STRATEGIC APPROACH | OUR PERFORMANCE | GOVERNANCE | SUPPLEMENTARY INFORMATION

Materiality process and matters continued

Assessment outcome

Aligned to our integrated thinking and strategic priorities, we have grouped the material matters into seven themes that inform our integrated and ESG report content. While the identified seven material themes and 21 matters remain consistent with the previous year, the following were noted:

- One additional theme was added – From impact to advantage: the strategic value of nature in mining
- One additional material matter was added: Capital allocations and project execution

Our material matters as listed below, are reflected in the matrix, indicating impact on people, the environment and economy as well as financial impact on our business.

Our material themes

Environmental responsible operations	**Regulatory and governance**
Operational sustainability and growth	**Profitability, business resilience and operational excellence**
From impact to advantage: the strategic value of nature in mining	**Managing human capital**
Social mandate and responsibility	

Our material matters

1	Responsible tailings management	12	Transparent and ethical business processes and mining practices
2	Pursuing operational sustainability and growth objectives through increased tailings capacity	13	Employee health, safety and wellbeing (incl. fair and equitable remuneration)
3	Responsible water use and supply security	14	Pollution prevention and waste control
4	Pro-active rehabilitation and responsible mine closure	15	Socio-economic development (incl. enterprise development)
5	Capital allocations and project execution	16	Resource efficiency and materials stewardship (incl. supply chain security)
6	Security issues	17	Technological innovation and mechanisation to optimise and improve operational performance and profitability, and minimise impact on the environment
7	Energy efficiency and carbon management	18	Information security (incl. cybersecurity)
8	Legal and regulatory compliance excellence and good governance	19	Biodiversity and land conservation
9	Macro-economic, local- and geopolitical volatility	20	Employee growth and development (incl. diversity and inclusion)
10	Climate change resilience (incl. physical and transitional impacts)	21	Respecting human rights
11	Community engagement and relations (incl. employment and procurement)		


10
0
10
Impact materiality
Financial materiality
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20
21

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Materiality process and matters continued

Below we show how our material themes and matters link to our strategic risks and opportunities, strategic priorities, related capitals and SDGs. Our material matters also inform the content of this integrated report and our ESG report and, where relevant, we provide a link to further information and discussion of the materiality topic in these reports.

Financial capital	Human resources	Natural resources	Manufactured assets	Intellectual capital	Social and relationship capital

Environmental responsible operations

Why is this important?

Our purpose, vision and values place emphasis on "cleaning up the environment". Environmental regeneration is central to our operating model. With every tonne we process, we create value from what was considered to be waste. Through this, we are limiting our footprint as well as reducing the affected impact and footprint of mining legacies – restoring land for productive use. It is important while doing so, that we contain the impact our operations have on nature and natural resources.

We also recognise that climate change is a defining reality of this and the coming decades. While decarbonisation is a significant lever in our approach to climate change, we take an integrated, ecosystem-based approach that considers water usage and our impact on water bodies and biodiversity. Our approach encompasses the transition to renewable energy.

Material matters		Strategic risks and opportunities	Strategic objectives	Related Capitals	Related SDGs	To read more about this
Responsible tailings management	↓	Tailings management	• Reduce our burden on the environment by investing in ongoing initiatives to maintain potable water consumption to 10% or lower of total water			Material risks and opportunities, page 33
Responsible water use and supply security	↓	Potable water scarcity and access and cost to secondary water sources (contaminated water)				Material risks and opportunities, page 35
	↑	Water technology	• Reduce carbon footprint to combat climate change physical risks			Climate change and renewable energy, page 62-63
Energy efficiency and carbon management	↓↑	Eskom supply				Material risks and opportunities, page 35
Pollution prevention and waste control	↑	Enable biodiversity and land conservation initiatives	• Decrease our reliance on Eskom, by investing in technologies to increase electricity efficiencies, particularly at our plants and related pipeline and pump station infrastructure			Climate change page 40 Rehabilitation page 82
Climate change resilience (incl. physical and transitional impacts)	↓	Climate change transition risk				Opportunities and risk reward page 41 Climate change and renewable energy page 62

Operational sustainability and growth

Our strategy is also driven by operational sustainability and growth. Therefore, our business model is centred around optimisation, long-term profitability, operational efficiency, embedding resilience and value driven capital investments.

Both our operations require new tailings deposition capacity to sustain and optimise their operating lives. To address this a medium-term strategic plan, Vision 2028 which entails the substantial investment of capital to establish the necessary infrastructure to expand FWGR and sustain Ergo. Critical success factors are to responsibly steer capital investment and to successfully execute these significant projects.

We also aspire to play a leading role in consolidating tailings operations in South Africa and exploring for international opportunities. Given the volatile global economic and political environment, it is critical to make the right capital allocation decisions within our risk appetite boundaries to ensure success.

Material matters		Strategic risks and opportunities	Strategic objectives	Related capitals	Related SDGs	To read more about this
Pursuing operational sustainability and growth objectives through increased tailings capacity	↓	Limited tailings deposition facilities	• Acquisition of assets, including expanding into Africa and beyond and other metals			Capital project progress / execution risk page 39
	↑	Additional TSF capacity unlocks further growth potential	• Expansion of Mineral Reserves and tailings storage facilities (TSFs) to maintain current volume throughput and potentially increase current life of mines			
Capital allocations	↓	Capital project progress/ project execution risk				Capital project progress / execution risk page 39

Legend

Strategic risks	↓
Strategic opportunities	↑

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Materiality process and matters continued

From impact to advantage: The strategic value of nature in mining

We recognise that environmental consciousness is not just a responsibility - it is a source of competitive advantage. By embedding biodiversity, ecosystem stewardship, and sustainable land management into every stage of our operations, we are not only safeguarding the natural capital our business depends on, but also translating the protection of the environment into measurable financial and reputational returns – demonstrating that sustainability and profitability are mutually inclusive.

Through our re-mining and concurrent rehabilitation activities of tailings dams, we have seen vegetation recover and wildlife naturally begin to return. We have also reintroduced larger game species, including zebra, blesbok, wildebeest, sable and red hartebeest into a fenced area of rehabilitated land. Beyond environmental recovery, this initiative is part of a broader strategy that serves as a symbol of green revival in Johannesburg.

Material matters	Strategic risks and opportunities		Strategic objectives	Related capitals	Related SDGs	To read more about this
Pro-active rehabilitation and responsible mine closure Biodiversity and land conservation	↑	Enable biodiversity and land conservation initiatives	• Reducing dust nuisance caused by our mining activities by implementing dust suppression activities and through concurrent rehabilitation of TSFs			Environmental review, *page 82* Environmental review, *page 82*

Managing human capital

We recognise that our people are our greatest asset, and because of this, we are committed to creating a positive, inclusive environment where every team member feels respected and valued. Central to this commitment is embedding a values-driven culture of safety, mutual respect, empowerment, resilience, diversity, and the collective desire for not only the Company to succeed but also our employees. We prioritise the mental wellness and emotional wellbeing of our employees and understand that a healthy, balanced workforce is critical to both individual fulfilment and organisational success.

Material matters	Strategic risks and opportunities		Strategic objectives	Related capitals	Related SDGs	To read more about this
Employee health, safety and wellbeing (incl. fair and equitable remuneration)	↓	Mental wellbeing of employees	• Continue with comprehensive risk assessments on our operations to eliminate fatalities and reducing reportable injury frequency rate (RIFR) and lost time injury frequency rate (LTIFR) to below standard deviation of preceding five-year rolling average			Safety and health review, *page 73 to 75* Employee relations, recruitment *page 79*
Employee growth and development (incl. diversity and inclusion)	↓	Skills retention / Scarcity of critical skills	• Implement fair remuneration policies			Employee relations, recruitment *page 79*
Respecting human rights	↓ ↓	Supply chain risks Mental wellbeing of employees	• Investing in training and development programmes for our employees as well as awareness on adverse societal issues and the importance of well-being			Employee relations, *page 77 to 80*

Legend

Strategic risks	↓
Strategic opportunities	↑

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Materiality process and matters continued

Profitability, business resilience and operational excellence

We recognise that taking calculated risks is essential for growth, but we aim to avoid excessive risk-taking that could jeopardise our financial stability or reputation. Unlike underground mines which typically contain higher grade material, we mine lower grade surface material and therefore must continually find ways to be efficient and cost effective by using technology and information to improve operational performance whilst minimising our impact on the environment.

Geopolitical instability, market volatility and economic uncertainty increase investor demand for gold as a "safe haven" asset, favouring the gold price. We are an unhedged gold producer and therefore declining commodity prices and rising costs may negatively impact long-term strategic and business plans as well as long-term operational sustainability.

Therefore, business continuity and resilience are foremost in our thinking to ensure long-term profitability and sustainability.

Material matters	Strategic risks and opportunities	Strategic objectives	Related capitals	Related SDGs	To read more about this
Macro-economic, local and geopolitical volatility	↓ Country/ political risks	• Increase plant efficiencies to increase gold recoveries			Operating context, page 21 and page 27
Resource efficiency and material stewardship (incl. supply chain security)	↓ Supply chain	• Provide full exposure to the gold price without compromising liquidity			Material risks and opportunities, page 39
Technological innovation and mechanisation to optimise and improve operational performance and profitability, and minimise impact on the environment	↓ Information technology risk (incl. cybersecurity threats) ↑ Mechanisation, automation and automated data collection, storage and reporting	• Implement cost control measures in order to meet budgeted unit cash operating cost			Operating context, page 21 Material risks and opportunities, page 36
Information security (incl. cybersecurity)	↓ Information technology risk (incl. cybersecurity threats) ↑ Mechanisation, automation and automated data collection, storage and reporting	• Continue history of paying dividends			Operating context, page 21 Material risks and opportunities, page 38 Digital Transformation and Resilience, page 89

Regulatory and governance

We believe that integrity and good conduct are the foundation of our business, and we are committed to conducting business ethically and legally throughout our organisation. As a Company, we are committed to free, fair and transparent business acumen as well as upholding and enforcing industry laws and standards applicable locally and globally.

We operate within a complex, rapidly changing and highly regulated environment, shaped by many factors including mineral rights legislation, environmental compliance standards, labour laws, safety regulations, and transformation requirements. These regulatory requirements directly influence operational continuity and the ability to generate cash. We need to remain agile, forward-looking, and embed strong governance structures that assist with the identification, assessment and monitoring of regulatory requirements to protect value, manage risk and ensure long-term growth.

Material matters	Strategic risks and opportunities	Strategic objectives	Related capitals	Related SDGs	To read more about this
Legal and regulatory compliance excellence and good governance	↓ Complexity of legal / regulatory requirements	N/a			Operating context, page 21
Transparent and ethical business processes and mining practices	↓ Supply chain				Material risks and opportunities, page 39

Legend

Strategic risks	↓
Strategic opportunities	↑

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Materiality process and matters continued

Social mandate and responsibility

Our social mandate is not optional – it is a strategic necessity that ensures operational continuity, enhances resilience and enables us to create sustainable value for both our shareholders and society. We strive for trust-based relationships and continue to prioritise transparent engagement, community investment, local procurement and respect for human rights as part of our social mandate.

Our social value-add is focused on inclusive growth by enabling communities to be self-sustainable and by providing skills development in the areas of entrepreneurship and business acumen. Our social programmes include educational opportunities for the youth, ensuring we invest in our future leaders.

Material matters		Strategic risks and opportunities	Strategic objectives	Related capitals	Related SDGs	To read more about this
Security issues	↓	Security issues	• Reducing dust nuisance caused by our mining activities by implementing dust suppression activities and through concurrent rehabilitation of TSFs			Material risks and opportunities, *page 36*
Community engagement and relations (incl. employment and procurement)	↓	Deteriorating socio-political instability or social unrest	• Seeking to develop community upliftment programmes aimed to empower communities to be self-sustainable			Material risks and opportunities, *page 38*
Socio-economic development (incl. enterprise development)	↓	Threat to social and operating licence and other permits				Material risks and opportunities, *page 38*

Legend

Strategic risks	↓
Strategic opportunities	↑

DRDGOLD Annual Integrated Report 2025 10

Introducing DRDGOLD Marking 130 years, our story is as much about looking ahead as it is about reflecting on the past. From our origins as an underground gold mining company to becoming the leader in gold tailings retreatment, our journey has been shaped by lessons of the past and a vision for a more sustainable future. We embrace our responsibility of shaping a legacy that future generations will look back on with pride. Introducing DRDGOLD P12 Leadership review P14 Who we are P15 What we do P16 Our footprint P17 Our history P18 Sustainable value creation FY2025 INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION DRDGOLD Annual Integrated Report 2025 11

While our Leadership Review this year primarily reflects the substantial progress we have made in FY2025 towards achieving Vision 2028 and our previously outlined growth and transformation strategy, we must begin by acknowledging DRDGOLD’s exceptional financial performance driven by the operating performance of our two operations, Ergo and FWGR. We also note our ongoing concern about certain proposed legislative challenges that could impact our unique position as a surface retreatment specialist within South Africa’s mining sector. We conclude on a positive note, offering a glimpse into DRDGOLD's possible future beyond 2028. Exceptional financial performance FY2025 was indeed exceptional for us. Group revenue rose 26% to R7.88 billion, driven by a 31% increase in the average Rand gold price received to R1 632 275/kg. Steady performance at FWGR and increased throughput at Ergo, following FY2024 delays previously reported, enabled us to take advantage of the higher gold price. Operating profit was up 69% to R3.52 billion, as were headline earnings at R2.3 billion. Operational cash flow was such that we were able to reinvest R1.9 billion in capital, in large part toward the “Big Five” projects that underscore the goals of Vision 2028, which we estimate will cost some R7.8 billion in the medium term, without having to draw down from the R2 billion Nedbank loan facility we have in place. We generated excess cash of more than R780 million, which meant we could declare a final dividend of 40 SA cents per share; double that of last year’s. Vision 2028 progress: the next chapter for Ergo and FWGR By way of a brief re-cap, our Vision 2028 objectives are to: • expand throughput to 3 million tonnes per month; • increase gold output to six tonnes (200 000oz) a year; • lower unit costs, in real terms; and • improve sustainability (energy and environmental performance particularly). In brief, the Big Five, key drivers of our Vision 2028 are: • at Ergo, where additional tailings deposition capacity is now a priority: • the Daggafontein Tailings Storage Facility (TSF); and • the Withok TSF. • at FWGR: • the DP2 plant expansion; • the new Regional Tailings Storage Facility (RTSF); and • the 135km of pipelines between the two. Each of these drivers are expanded upon below. At Ergo, the higher-grade sites at the core of the original 12-year plan that supported its initial recapitalisation, have all been reclaimed and are depleted. However, instead of decommissioning Ergo, an additional estimated 22 years of deposition is now being planned to reclaim the remainder of the Ergo reserves, which comprise mostly lower-grade tailings. These are high-volume slimes sites to be reclaimed by high- pressure hydro-mining. The reclamation profile we envisage, namely, fewer reclamation sites through a reshuffle of targeted reserves and the gradual closing-out of mechanical loading and hauling sites, promises a reduction in Ergo’s Rand/tonne unit cost outlook. The unit cost profile should further benefit from the fact that roughly half of Ergo’s power requirements will be sourced as renewable energy from our recently installed 60MW solar plant. This shift in Ergo's unit cost profile is essential to further unlock Ergo’s remaining reserves that would otherwise not have been financially viable. The extension of Ergo’s life is, however, not a matter of unit costs only. The remaining reserve of approximately 440 million tonnes can be reclaimed only if there is a large enough TSF to deposit processed material at the requisite throughput rate. The Brakpan TSF, which has been operational since 1984, is reaching the final stages of its operational life as a mega- volume facility. The latest dam safety evaluation to the regulator will propose the gradual and systematic reduction of deposition volume onto Brakpan, as deposition is resumed first on the Daggafontein TSF, and then later, onto the newly constructed Withok TSF. Work to resume deposition on Daggafontein is advancing well, as is construction on the slurry and return water pipelines connecting the TSF with the Ergo Plant, with some 14.2 kilometres of pipeline out of a total of 41.3 planned kilometres completed. Of the total remaining reserve, an estimated 120 million tonnes will find its way onto Daggafontein. The Withok TSF is planned to occupy a portion of the footprint of the original Withok TSF, immediately adjacent to the Brakpan TSF, reclaimed and processed through Ergo several years ago. The public participation process for Withok has been completed and other regulatory processes are being pursued. We hope to have the design for the facility approved by the regulator by June 2026 and to start construction soon thereafter. Withok is planned to have a total deposition capacity of 1.3 million tonnes per month. Given that it is a challenging approval and construction process, we will consider the Group’s entire asset portfolio through a dynamic lens, as we did with the reclassification of Daggafontein from a reserve to a TSF. We will also ensure appropriate contingencies are in place to achieve the outcomes envisaged in Vision 2028. At FWGR, Phase 2 is well advanced to double the current throughput and to construct a new RTSF. Since Phase 2 development kicked off in June 2024, more than 2.5 million cubic metres of soil have been moved to prepare the floor of the RTSF and to construct its starter wall. At the time of writing, 831 000 square metres of liner have been installed, with 7.6 million square metres more to follow, to completion. We estimate that the work on the DP2 plant expansion, which is intended to double monthly throughput from 600 000 tonnes to 1.2 million tonnes per month, is now two-thirds complete. We are on track to complete the project by the first quarter of FY2027 and within the budget. Work on the RTSF is progressing well, and we expect to start with phased deposition from the DP2 plant to this facility simultaneously with completion of the plant’s expansion. We have made significant progress, exceeding the halfway mark, in laying 135km of pipelines connecting our expanded plant to the new RTSF, all within schedule and budget. These projects, primarily the RTSF with its 800 million tonne capacity, which will take some 30 years to fill, will secure our position as the leading tailings treatment operator on the Far West Witwatersrand for decades, providing long-term stability and strategic flexibility. RTSF will also be a potentially valuable asset in the context of contingency planning to achieve our strategic goals, particularly if the regulatory approval for Withok does not proceed according to plan. Timothy Cumming / Chairman Niël Pretorius/CEO “Our Vision 2028 roadmap targets significantly increased annual production – not by becoming the biggest, but by developing the best-quality assets within our portfolio.” INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION Leadership review DRDGOLD Annual Integrated Report 2025 12

Sustainability and innovation This year, we achieved the milestone of successfully commissioning and commencing operation at our 60MW solar plant at Ergo. Equally important was Eskom’s undertaking to credit surplus power fed into the national grid against Ergo’s consumption. The combined solar plant and 160MWh battery energy storage system (BESS) power storage system allows Ergo approximately 12 hours daily of off-grid consumption and meets roughly half of Ergo’s total power requirements. Cost savings aside, we are already earning credits for this supply from Eskom and are working on claiming carbon credits in the near future. Our power initiative, together with the re-use of process water and the land restoration work at both of our operations, demonstrates that being an active participant in the circular economy is now a core component of our business model, not just an addition. In fact, sustainable development has become so firmly embedded in our operating model and planning that it is no longer just an important strategic consideration but rather one of DRDGOLD’s core values and part of the "way we do things". The decision taken more than to a decade ago to minimise potable water usage to at least 10% per year has proven to be successful, with 95% of our process water usage in FY2025 coming from reused non-potable water, demonstrating our dedication to sustainable water management. In terms of land restoration, we completed the clean-up of 117 hectares by financial year-end, with a further 76 hectares in progress. We, and the greater public, are witnessing tangible results from our role in the rehabilitation of previously sterilised mine land. Years of cladding and re-vegetating mine dumps have led to the spontaneous return of natural vegetation at Ergo’s Brakpan TSF and, with it, wildlife – small mammals, reptiles, birds and insects. This is increasingly being recognised by a wider audience, as recent media coverage of our successful introduction of larger species, including wildebeest, blesbok, springbok and zebra in the Brakpan TSF enclave has shown. These former liabilities in our industry are being transformed into healthy ecosystems. People and communities Our endeavours to grow social capital are as rewarding as they are challenging. Increasingly, we continue to counter attempts by South Africa’s ‘construction mafia’ to extort value through fake community fronts and we continue to work closely with authorities to combat illegal mining. On the upside, we have achieved marked success in accommodating the development of legitimate small, medium and micro enterprises (SMMEs) that meet our governance standards. During the year, some of these SMMEs have helped us complete the successful final clean-up of a legacy site to the south of Johannesburg during the year, and continue to work alongside us in restoring sections of the Russell Stream that runs from downtown Johannesburg, through the Crown Tailings Complex, and past Soweto. Our knowledge-based social investment programmes for the youth and financially disenfranchised in the affected communities around our operations continue to go from strength to strength. Our investment in human capital development is yielding returns, even in an increasingly competitive market. The appointment of Henriette Hooijer as our new Chief Financial Officer – the first female executive director on our Board – is one of several appointments made during this financial year, positioning a new generation of leadership which will build DRDGOLD’s future over the next 15 to 18 years. The composition of our Board and executive today is dramatically different from previous eras, built on a dynamic culture that speaks to the ambitions and desires of smart, ambitious and focused people from every part of our society. Governance and strategy The Board, instrumental in shaping and approving Vision 2028, maintained structured oversight to ensure disciplined execution of the strategy in the year under review, while responsibly maintaining the interests of our shareholders. Our Vision 2028 roadmap targets significantly increased annual production – not by becoming the biggest, but by developing the best-quality assets within our portfolio. This approach has helped us to invest substantial capital without taking on debt, while maintaining a strong balance sheet and ongoing dividend payments. We believe market confidence in our Board, Executive and the DRDGOLD team is reflected in good measure in our share price reaching its highest levels in decades, notwithstanding the strong tailwind of a high gold price. Our intention now is to continue to deliver on the expectations we have created. Regulatory context Unfortunately, South Africa continues to rank poorly in the Fraser Institute’s Mining Review. The success of the local members of our industry, also in terms of competing for capital in the international arena, stems from their ability to overcome the challenges of poor political governance and a less-than-ideal regulatory environment. The draft Mineral Resources Development Bill that the Department of Mineral and Petroleum Resources (DMPR) has introduced, risks worsening this uncertainty, and further undermining confidence in the sector. DRDGOLD has long supported empowerment initiatives to help establish a broad capital base for those in our society who, for far too long, have been excluded from the mainstream economy. In fact, we were amongst the first in the sector to achieve full compliance with the ownership targets in the first Mining Charter. Regrettably, because the initial construct was designed to create new “captains of industry”, the industry’s efforts ended up benefiting only a small, privileged elite. Now another round is being pursued in terms of the Bill, in what appears to be an attempt on the part of the ruling party to resuscitate expiring political capital through what can only be described as tired ideology. The new proposals, if enacted without qualification, include undertones of expropriation without compensation as well as free-carry dilution. We are opposed to these provisions, and in this, stand united with the Minerals Council of South Africa, with which we are collaborating through constructive engagement and dialogue to have these proposals taken off the table. The Bill also threatens to complicate licensing, transfers, and operational approvals – all critical for surface retreatment. Investor confidence depends on clarity of title, regulatory consistency, and protection of acquired rights. We will continue to engage constructively to ensure legislation supports tailings retreatment’s unique role in cleaning up historic liabilities, creating jobs, and delivering value. Outlook and legacy As we ride the crest of the current gold price, stakeholders are already asking about our post-2028 plans. Beyond our core mine dump reclamation, we are exploring a new revenue stream: partnering with mature primary mines to return their tailings below surface into open-cut pits, enabling faster and more responsible closure. The growing industry imperative for final closure has shifted thinking away from selling mature assets to smaller players. Increasingly, operators want to avoid reputational and liability risks by pursuing responsible closure. Our model – turning mine tailings into income – can help soften the economic impact. We are open to partnerships, and just one successful project could set the tone for a new chapter in South African and global mining. We are also conducting early investigative work on extending our reclamation operations elsewhere into Africa and South America. While there is little more to say at this point, our focus is likely to remain on gold and to include copper. Let there be no doubt: our immediate priority is to keep our current operations performing and to execute Vision 2028 flawlessly. As we celebrate 130 years of continuous listing on the JSE, making us the longest-standing listed company on the JSE, we thank our Board for its strategic guidance and oversight, the members of our management for their hard work and for leading by example, our employees and contractors for their dedication, and our regulators for constructive engagement. A special word of thanks also goes to Riaan Davel, who will soon be vacating his position as Chief Financial Officer after 10 years in the position. Riaan is not just an exceptionally competent accountant, but also a very principled leader. He built an exceptional team, and he leaves a legacy that DRDGOLD will benefit from for many years to come. Now as we work hard to build the infrastructure for DRDGOLD’s next phase, one that will hopefully take it to within reach of its 150th birthday, we remain true to our commitment to integrated value creation – financial, environmental, technological, social and governance – firm in the belief that it will deliver attractive, compelling returns for all stakeholders, while building a legacy future generations will view with pride. Timothy Cumming / Chairman Niël Pretorius / Chief Executive Officer 28 October 2025 INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION Leadership review continued DRDGOLD Annual Integrated Report 2025 13

Our purpose Rolling back the environmental legacy of mining, adding to quality of life. Our vision To grow and diversify our business by unlocking value and providing sustainable solutions to mine waste through specialist skills and technology. Our values We are a South Africa-based world leader in large-scale mechanised, on-surface 'mining', focused on environmental sustainability and operational efficiency. We have two wholly-owned operations located on the world-renowned Witwatersrand Basin: Ergo and FWGR. Established 130 years ago, circumstances and foresight have seen us transform from a gold miner to a gold producer with our own particular character, reclaiming and retreating the waste of more than a century of South African gold mining. We are skilled recyclers of mining waste and are driven by our purpose that strives to responsibly reverse the legacy of mining, adding to quality of life. The Company is South Africa’s oldest continuously Johannesburg Stock Exchange (JSE) listed mining company still in operation. In December 2011, the Company transferred its common stock listing from the National Association of Securities Dealers Automated Quotations (NASDAQ) to the New York Stock Exchange (NYSE). As at 30 June 2025, DRDGOLD’s market capitalisation was R20.5 billion. DRDGOLD is 50.1% held by Sibanye Gold Proprietary Limited, a wholly owned subsidiary of Sibanye Stillwater Limited (Sibanye-Stillwater). Sibanye-Stillwater is a multinational, diversified mining and metals processing Group with a portfolio of operations, projects and investments across five continents. Around 22% of shares are held through JPMorgan Chase Bank by ADR holders, with a further 27% held by other public shareholders. Non-public ownership of DRDGOLD (0.41%) includes the shareholding by Ergo Mining Operations (a wholly owned subsidiary of DRDGOLD) of 0.25% and shareholding by directors of the Company of 0.16%. Our B-BBEE partners, Khumo Gold SPV Proprietary Limited (Khumo) and the DRDSA Empowerment Trust, previously held a 26% shareholding in Ergo Mining Operations. In an agreement reached in FY2015, Khumo and the DRDSA Empowerment Trust rolled-up their shareholding for an 8.1% and 2.4% shareholding in DRDGOLD Limited, respectively. At 30 June 2025, Khumo and the DRDSA Empowerment Trust held nil shares in DRDGOLD. In terms of the "once empowered, always empowered" principle, the transaction is deemed to still provide compliance with the ownership element of the Mining Charter. Shareholders % 50.1 22.4 27.0 0.3 0.2 Sibanye-Stillwater JP Morgan Chase Bank (ADRs) Other public ownership Ergo Mining Operations Directors NYSE share price JSE share price Who we are DRDGOLD Annual Integrated Report 2025 14

INTRODUCING DRDGOLD
STRATEGIC APPROACH
OUR PERFORMANCE
GOVERNANCE
SUPPLEMENTARY INFORMATION

What we do

Our business is an on-surface, technology-driven, mechanised process.

The low grade of our resource demands economies of scale achievable only through mechanised mining and high levels of plant extraction efficiencies that require accurate analysis.

We reclaim mine tailings mainly by way of high-pressure hydro-mechanical mining. Our on-surface mining operates 24/7.

A unique characteristic of our operations and part of our strategy is that we perform concurrent rehabilitation so that there is only limited rehabilitation required once a site has been depleted of gold-bearing material. All sites are mined until all mine waste is removed. Since we mine mostly within built-up areas, we are cognisant of the need to limit our footprint and impacts, and this informs our standards of environmental care and containment. It also means we place great value on our stakeholder relations and aim to add social value in those communities in which we operate.

Between 25Mt and 30Mt per annum of reclaimed gold-bearing material is transported over tens of kilometres through a network of pipelines to our metallurgical plants, and process water returned by way of a closed circuit to the reclamation sites.

We generate energy from our 60MW solar PV facility located at Ergo, both for Ergo and, in the future, to contribute to the energy needs of the remainder of the business through a 'wheeling' arrangement with Eskom, our national power utility.

Once retreated, the mine waste we process is stored in two distinct TSFs. These world-class TSFs are managed to a leading set of standards and parameters that ensure their safety and stability, and that contain their impact on the environment. We are mine-waste neutral since no new waste or tailings result from our operations.

We are constructing a RTSF at FWGR and pursuing the recommissioning of the Withok TSF and Daggafontein TSF at Ergo to extend its life. Once commissioned, the RTSF at FWGR will not only be large enough to receive the operations entire remaining resource in this region but will offer a complete solution to the ongoing impact of TSFs built over environmentally sensitive aquifers in the region.


ERGO
Rehabilitation
Old TSF
Land for redevelopment
Recovered water reused
Gold doré bars
Ergo plant
Solar facility
Recovered water reused
Brakpan TSF
Daggafontein TSF resumption
Withok TSF recommissioning
FWGR
Rehabilitation
Old TSF
Land for redevelopment
Recovered water reused
Driefontein 2 Plant
Gold doré bars
Recovered water reused
Driefontein 4 TSF
RTSF

DRDGOLD Annual Integrated Report 2025 15

South Africa-based world leader in large-scale mechanised, on surface ‘mining’, focused on environmental sustainability and operational efficiency. INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION Our footprint DRDGOLD Annual Integrated Report 2025 16 DRDGOLD is dual-listed on the JSE and the NYSE. ERGO . . . and Ergo, a major surface gold tailings retreatment operation extending from central Johannesburg to Ekurhuleni in the east. Mineral Reserves of 3.68Moz 1 processing plant with a capacity of 1.9Mtpm (Ergo plant) 2 milling plants (Knights and City Deep) 1 tailings storage facility with a capacity of 1.65Mtpm (Brakpan TSF) FWGR The Company has two major production footprints – the Far West Gold Recoveries Proprietary Limited (FWGR) operation to the west . . . Mineral Reserves of 2.17Moz 1 processing plant with a capacity of 600 000tpm (Driefontein 2 plant) 1 tailings storage facility with a capacity of 500 000tpm (Driefontein 4 TSF)

OVERVIEW | STRATEGIC APPROACH | OUR PERFORMANCE | GOVERNANCE | SUPPLEMENTARY INFORMATION

Our history

1895
Incorporation of the company as Durban Roodepoort Deep Limited. Name changed to DRDGOLD Limited in 2004.

1977
Ergo operations commissioned by Anglo American Corporation, becoming part of AngloGold Ashanti in 1988.

1987
City plant commissioned as a metallurgical surface plant.

1988
Knights plant commissioned as a metallurgical surface plant.

1998
Acquisition of Crown Mines.

2002
ERPM Extension 1 and 2 exploration tenements acquired.

2007
Ergo acquired from AngloGold Ashanti.

2009
ERPM, consisting of an underground mine placed under care and maintenance.

2012
Restructuring occurs in terms of which all the surface retreatment operations are consolidated into a single operating entity, Ergo Mining Proprietary Limited (Ergo). Also, as part of this restructuring, Ergo acquired DRDGOLD's 35% interest in ErgoGold 50km Crown Ergo Pipeline commissioned to link the consolidated assets and refurbishment of Ergo plant takes place to increase capacity for increased material into the plant.

2013
City Deep Plant decommissioned as a metallurgical plant and operates as a milling and pump station, pumping material to the Ergo Plant for the final extraction of gold.

2017
Crown Mines Plant which operated as a pump/milling station feeding the metallurgical plants closes down and by 2018 rehabilitation of the site is substantially complete.

2018
DRDGOLD acquires West Rand Tailings Retreatment Project (WRTRP) assets from Sibanye-Stillwater. WRTRP subsequently renamed FWGR.

2019
Disposal of the ERPM underground mining and prospecting rights to OroTree.

FWGR reaches commercial production.

2023
Approval for the full development of a 60MW solar PV facility and 160MWh battery energy storage system obtained.

2025
60MW Solar PV facility and 160MWh battery energy storage system fully commissioned in November 2024.

DRDGOLD Annual Integrated Report 2025

17

INTRODUCING DRDGOLD
STRATEGIC APPROACH
OUR PERFORMANCE
GOVERNANCE
SUPPLEMENTARY INFORMATION

Sustainable value creation FY2025

Financial

Revenue
R7 878.2m
26% increase

Operating profit
R3 523.6m
69% increase

Dividend declared per share
70cps

Average Rand gold price received
R1 632 275/kg
31% increase

Headline earnings per share
260.6cps
69% increase

18 years
uninterrupted dividend declaration

Operational

Gold production
4 830kg
3% decrease

Cash operating costs
R903 824/kg
8% increase

Yield
0.189g/t
16% decrease

Volume throughput
25.6Mt
15% increase

Rand per tonne (R/t)
R171
9% decrease

All-in sustaining costs margin
39%

Growth

Capital expenditure
R2 254.9m

Crown Complex classified from a Mineral Resource to a
Mineral Reserve

Designation of Daggafontein as a
deposition facility

LA Limited Assurance

Our goal is long-term value creation for all our stakeholders

People

Fatality
zero LA

People employed
893

Historically disadvantaged South Africans employed
79%

Lost time injury frequency rate
1.63 LA

Women in mining
27%

Wages and benefits paid to employees
R747m

Environmental

Electricity consumption
282 560MWh LA
10% decrease

Tailings storage facilities vegetated
44ha LA

Dust exceedances
2.10%

Potable water consumption
1 214Ml LA
23% increase

Environmental expenditure
R45.3m
11% increase

Land clearance applications lodged with NNR for approval
41ha LA

Societal

Social and economic development expenditure
R55.4m LA
8% decrease

Compliant
with Mining Charter

Income tax refund received
R25.7m

PAYE paid
R231.1m
11% increase

DRDGOLD Annual Integrated Report 2025 18

18

Strategic approach After more than a century of deep-level underground mining, we transformed into a surface tailings retreatment specialist. What began as a survival strategy had become a model for modern gold mining - prioritising efficiency, environmental responsibility and long-term sustainability. The company’s strategy, under the current leadership, was to exit deep-level mining and focus entirely on the reclamation of mine dumps and gold retreatment, capitalising on Johannesburg’s century-old mine dumps. Strategic approach P20 Sustainably gold P21 Operating context P29 Engaging with our stakeholders P32 Creating value for our stakeholders P33 Material risks and opportunities P43 Strategy and outlook P54 Business model P60 Value-creating governance and remuneration - a summary P62 Climate change and renewable energy INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION DRDGOLD Annual Integrated Report 2025 19

Our purpose of rolling back the environmental legacy of mining and adding to quality of life, is at the heart of what we do. Our model for value creation means that we have a sustainable business strategy, rather than a sustainability strategy. We believe that extracting resources responsibly today yields benefits for generations to come. Our operations support environmental regeneration, create employment opportunities and contribute to thriving communities through taxes and economic growth. While our ethos – doing more with less, and with less impact – makes good business sense, it also has a substantial positive environmental and social impact. INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION Sustainably gold DRDGOLD Annual Integrated Report 2025 20 Regeneration Environmental, social and economic regeneration is central to our operating model. This embeds DRDGOLD firmly in the circular economy. • We do this through our tailings recovery process, creating value from what was considered to be waste. • Through rehabilitation, we make land available for people and economic activity, and ensure its reintegration into natural ecosystems. • By creating jobs, through procurement and our socio-economic development programmes, we aim to improve the quality of life for our employees and their communities. Renewal Our business strategy encompasses the concept of renewal – by actively and continuously pursuing innovation, investment in our business and people, and through partnerships: • We are creating optionality for the business, today and for the future. • We are expanding our capacity and removing constraints. • Through partnerships and collaboration, we create opportunities for creating and sharing value. People We care for our people, both employees and communities. • We provide stable and fulfilling employment. • We promote the advancement of women and historically disadvantaged individuals (HDIs). • We are committed to improving the quality of life of our affected communities, both through an improvement in the environmental conditions in which they live and through the roll-out of self- enabling poverty alleviation and educational programmes. Climate We recognise that climate change is a defining reality of this and the coming decades. While decarbonisation is a significant lever in our approach to climate change, we take an integrated, ecosystem- based approach that considers the use of water and our impact on water bodies and biodiversity. • Our approach encompasses the transition to renewable energy. • We optimise and reuse water. • We limit our footprint and reduce the impact of mining legacies, restoring land for productive use. Rolling back the environmental legacy of mining, adding to quality of life

Our operating context is influenced by a wide range of factors, including market volatility, environmental pressures, political uncertainty and evolving regulatory requirements. These interconnected risks, if not effectively managed, have the potential to affect both strategic delivery and business continuity. By remaining agile and proactively responding to these dynamics, we are able to mitigate the potential impacts, unlock opportunities for sustainable organic growth, and strengthen the resilience of our business in a challenging external landscape. An analysis of these dynamics and our response to them, is set out here: Political uncertainties South Africa's political landscape continues to influence the direction and stability of its economy. The 2024 general elections and the subsequent formation of the Government of National Unity (GNU) ushered in a new era of cooperation among major political parties. While this arrangement has reduced some risks of instability, challenges remain that could impact investor confidence, policy direction, and overall economic performance. The much-anticipated national budget, scheduled for 19 February 2025, failed to materialise as the GNU clashed over proposed policy changes. The delay initially caused the ZAR to weaken by more than 1%, though markets later stabilised as the news was absorbed. Nonetheless, the currency has yet to recover, underscoring the persistent uncertainty around South Africa’s political and economic outlook. However, it remains challenging to operate within the local South African context due to ongoing leadership struggles within the GNU that lead to predictable policy and regulatory changes. This, together with corruption, systemic failures, ongoing public infrastructure challenges and poor service delivery, are continuously eroding public trust and exacerbating social tensions. All these factors are contributing to the key risks recognised by the Group. Uncertainty within the South African political and economic context may impact business and investor confidence. Geopolitical instability has contributed to amplifying the existing vulnerabilities in South Africa’s economy. Adding to this uncertainty are the actions of the United States and the tariffs imposed on certain imports into the United States, amplifying risk sentiment and adding to the instability of the ZAR. While certain sectors, such as gold mining, may benefit from global uncertainty, the overall impact is largely negative for South Africa, reflected in currency weakness, inflationary pressures, reduced investment, and fiscal strain. Sustained reforms and stronger economic resilience are essential to mitigate further risks. DRDGOLD’s response Given the volatility of the South African operating context, the Company has an agile capital investment and business approach. Through participation in forums with local communities, industry and government, we remain abreast of political matters and strengthen relationships with key stakeholders. Following the 2024 elections and the formation of the GNU and an improvement in power supply, there has been a fostering of cautious optimism regarding economic growth. Recent sovereign rating reviews have maintained a stable to positive outlook, while noting that further upgrades remain contingent on sustained growth and fiscal discipline. Strategies such as the implementation of alternative power generation, flexibility of resources, services and supplies have helped to address key risks linked to operating within the South African context. Associated top risks • Risk 2: Country/political risk • Risk 7: Threat to social and operating license and other permits • Risk 12: Impact of geopolitical and macro-economic volatility Opportunity Excess power generated through alternative renewable power solutions may be wheeled onto the national grid or to other operations and alleviate power supply shortages in South Africa. The Ergo solar project presents strong returns, cost optimisation and an improved carbon footprint. There is also an opportunity to create sustainable jobs and upskill our employees. Strategic impact INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION Operating context DRDGOLD Annual Integrated Report 2025 21 See the Strategy and outlook section for more information See the Material risks and opportunities section for more information 1 2 4

INTRODUCING DRDGOLD | STRATEGIC APPROACH | OUR PERFORMANCE | GOVERNANCE | SUPPLEMENTARY INFORMATION

Operating context continued

Our strategic focus areas

1	2	3	4	5
Grow the business by replicating our business model - looking at expanding into Africa and beyond and other metals	Optimally, profitably and sustainably mine our large surface gold resource	Use technology and information to enhance operational performance, minimise impact on the environment	Create a value-driven culture of employee safety, empowerment, diversity and inclusion	Improve quality of life in communities surrounding our operations

To read more on our strategy, see the section *Strategy and outlook* from page 43.

Security of infrastructure

Illegal miners, known locally as zama zamas, continue to be a major challenge in South Africa. Driven by high levels of unemployment, widespread poverty, and limited opportunities in the formal mining sector, individuals are often forced to turn to these informal, often dangerous operations as a means of survival. Beyond the economic and environmental consequences, illegal mining exacerbates social instability. Violent conflicts between rival groups, as well as tensions with mine security and local communities, are common. These incidents not only threaten the safety of participants but also create broader security risks for surrounding areas. These security risks pose a threat to the business in terms of property damage, loss of goods, and employees' safety and may result in operational disruptions and increased security costs.

DRDGOLD's response

At DRDGOLD, we hold firm to the belief that we are entitled to protect our people and our assets whilst staying true to the principle of proportionality. Our footprint is enormous, with Ergo spanning from Springs in the east, to Roodepoort in the west, and FWGR spread over the municipal areas of Westonaria, Fochville and Carletonville. The effective use of surveillance and detection technology, along with well-trained and equipped response teams, continue to effectively minimise operational disruptions caused by criminal activity. We continue to work closely with the South African Police Services and the security teams of other members of the industry, and we are also looking at how we can use Artificial Intelligence to be more predictive about potential vulnerability, so that we can prevent criminal activity rather than defend against it.

Associated top risks

- **Risk 2:** Country/political risk
- **Risk 3:** Security issues

Opportunity

Continuous engagement with communities provides the opportunity for educating them about the risks that illegal mining and theft pose to the sustainability of a mine or area and encourages them to get more involved in crime mitigation. Our social development programmes are designed to improve the quality of life of communities in and around our operating footprint, by providing alternative livelihoods, and economic initiatives aimed at reducing unemployment and poverty.

Strategic impact

1 2 4

DRDGOLD Annual Integrated Report 2025 22

Eskom power outages and rising electricity costs South Africa's economy is heavily reliant on stable and affordable electricity supply for industrial production, mining, commerce and household consumption. Over the past year, the state-owned power utility, Eskom, has made notable progress in stabilising the national power grid. Improved plant performance under its Generation Recovery Plan has enhanced reliability across key power stations, reducing unplanned outages and mitigating the frequency and severity of load-shedding events. This has not only improved the predictability of electricity supply but also supported economic activity by allowing businesses and industries to operate more efficiently and with reduced operational disruptions. Our operations run on a 24/7/365 basis and therefore a continuous electricity supply is essential to achieve a stable plant throughput and maintain operational efficiencies. The National Energy Regulator of South Africa (NERSA) approved an average electricity tariff increase of 12.74% for 2025/2026, far below the 36.15% Eskom applied for. South African households and businesses are expected to face significantly higher electricity price increases in 2026 and 2027. This follows the admission by NERSA that an earlier assessment of Eskom’s tariff increase application for the current year contained errors. As a result, Eskom is likely to recover the shortfall through additional price hikes over the next two years. Electricity makes up approximately 12% of our total operating costs, and future price hikes may be ongoing, which may negatively impact our operational and cost efficiencies. DRDGOLD’s response Solar energy has emerged as a game-changer in the mining sector, offering a cost- effective and sustainable alternative to fossil fuels. Large-scale solar farms are increasingly being deployed at mining sites to reduce reliance on diesel generators and grid electricity. With abundant sunlight available in many mining regions, solar power provides a consistent and renewable energy source that aligns with sustainability goals. The construction of our solar plant at Ergo is now complete, with 60MW solar power and 160MWh BESS fully operational and integrated into the national grid. This includes several upgrades to the electricity infrastructure. The impact of the risk on our Ergo operations has reduced. It is anticipated in future that the benefit of the solar plant should decrease the risk at a Group level. At operational level, we have installed extensive backup systems to counteract the impact of unscheduled interruptions in our power supply. This includes emergency generators for critical equipment and infrastructure to ensure the plants remain operational during power trip-outs or unscheduled blackouts. To manage the impact of load shedding on our operations, a load curtailment agreement is in place with Eskom to avoid the complete interruption of supply during blackouts. Functional working relationships with Eskom assist in the proactive management of the load curtailment agreement in place. Associated top risks • Risk 4: Eskom supply failure and increased cost Opportunity Excess power generated through alternative renewable power solutions may be wheeled onto the national grid or to other operations and alleviate power supply shortages in South Africa. The Ergo solar project presents strong returns, cost optimisation and an improved carbon footprint. Strategic impact INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION Operating context continued DRDGOLD Annual Integrated Report 2025 23 1 2 3

Potable water scarcity and access in South Africa South Africa is a water scarce country and its water distribution system is strained and poorly maintained. The country faces a growing water crisis due to factors like changing rainfall patterns but more so, inadequate infrastructure development, as well as the lack of executed projects to meet the growing urban demand. The growing gap between water demand and supply is placing pressure on the business to secure reliable and affordable water sources. Research conducted by the Institute for Security Studies indicates that South Africans consume more water per capita than the global average. Currently, each person in South Africa uses approximately 234 litres of water per day, compared to the global average of 173 litres. This high level of consumption places additional pressure on an already constrained water supply, particularly in regions facing droughts or limited infrastructure. The elevated water usage underscores the urgency of implementing water conservation measures, improving access to potable water, and promoting efficient management of secondary water sources. Failure to secure access to secondary water sources may also negatively impact production and may lead to operational disruptions. Access to these sources is also costly and can increase operational costs significantly. DRDGOLD’s response Our operations rely on a mix of recycled process water, treated acid mine drainage (AMD) pumped from underground and water from streams and dams for process water. Potable water usage is limited to processes where the sensitivity of the equipment requires it, certain early stage irrigation on TSF vegetation, and the elution of gold from carbon. This approach has helped to reduce our dependence on potable water sources, and we are evaluating potable water management and treatment options for further efficiency. Potable water usage by the operations averages only 4% of their total water consumption. Research is ongoing to further optimise the water reticulation systems as well as the re-use of grey or treated water. As part of life of mine planning, water requirements are continuously assessed and strategies are being developed to most efficiently secure the required quantity of the right quality of water for the short- to longer-term. T Associated top risks • Risk 5: Potable water scarcity and access to secondary water sources • Risk 11: Climate change physical risk Opportunity With technology, we have the opportunity to optimise our water reticulation systems, utilisation and re-use of grey or treated water in the form of AMD particularly for expansion. We also have the opportunity to work with government and other stakeholders in solving water supply constraints in South Africa. Strategic impact INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION Operating context continued DRDGOLD Annual Integrated Report 2025 24 1 2 3

Regulations and their impact on the business The South African mining sector is governed by a comprehensive regulatory framework designed to ensure safety, environmental protection, social responsibility, and economic compliance. Regulations are critical in balancing resource extraction with sustainable development, worker welfare, and community engagement. Compliance with these regulations is essential for operational continuity, investor confidence, and maintaining South Africa’s reputation in global markets. The recently proposed Mineral and Petroleum Resources Development Draft Bill (MPRD Bill) has added a new layer of regulatory uncertainty for DRDGOLD, potentially affecting its operations, financial performance, and strategic planning. These proposed changes are claimed to facilitate government's intent to modernise the mining sector, promote transformation, and enhance regulatory oversight. For DRDGOLD specifically, the MPRD Bill’s provisions relating to historic residue stockpiles and dumps are of particular concern, given that the company’s core business revolves around the retreatment of mine dumps. Under the new framework, such stockpiles must be incorporated into approved mining works programmes or applied for under new rights within prescribed timeframes, failing which they may revert to the State. This introduces both a compliance burden and the risk of asset loss, potentially altering the value of DRDGOLD’s resource base and complicating its ability to unlock long-term value from its tailings operations. This introduces new challenges and uncertainties for industry stakeholders, particularly concerning investment, operational flexibility, and compliance costs. Mining companies, will need to navigate these changes carefully to mitigate potential impacts on their operations and investments. DRDGOLD’s response Our internal legal and governance processes are well defined to ensure compliance. Various frameworks are in place to ensure that the Group is compliant with applicable rules and regulations. These include a formal financial control framework, a governance framework and a legal compliance framework. We continuously engage with our stakeholders, collaborate with other mining companies and leverage relationships through the Minerals Council South Africa. We have drafted representations to be submitted to the office of the Minister of the Department of Mineral and Petroleum Resources, stating our concerns regarding the MPRD Bill. Furthermore, the Minerals Council of South Africa, which exists to assist, represent and empower its member companies, has also drafted representations to be submitted to the office of the Minister. In addition, should the amendments be promulgated into law, DRDGOLD will avail itself fully of the available constitutional remedies to oppose attempts by the State to expropriate without compensation the movable tailings dumps owned by DRDGOLD. Associated top risks • Risk 6: Complexity of legal / regulatory requirements Strategic impact INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION Operating context continued DRDGOLD Annual Integrated Report 2025 25 1 2

Innovation and digitisation The mining sector is increasingly exposed to cybersecurity threats, driven by the growing reliance on digital technologies, automation, and interconnected operational systems. Like many industries, the mining sector has undergone rapid digitalisation, with companies deploying cutting-edge technologies and advanced data analytics in pursuit of higher efficiency and productivity. Although the sector does not hold large volumes of personal data, it is increasingly being recognised by cybercriminals as a valuable target. Mining companies are facing growing threats from criminal syndicates, state-backed hackers, and rogue insiders, who aim to disrupt critical supply chains, demand ransoms, or carry out espionage. In the past two years, the sector has faced major cyber incidents, including ransomware attacks, data breaches, and IT system compromises. At DRDGOLD, the use of and reliance on IT systems expose us to a range of risks, including cybersecurity threats, data loss or corruption, system downtime, compliance and regulatory breaches, and data privacy issues. These risks can compromise the confidentiality, integrity, and availability of critical information and IT services, potentially disrupting operations, affecting decision-making, and undermining stakeholder trust. DRDGOLD’s response Our operations are underpinned by a robust digital and physical infrastructure supporting mining activities, renewable energy initiatives, including the solar plant, and administrative functions. These systems handle sensitive and confidential data, making cybersecurity a critical strategic and operational priority. Cybersecurity is therefore integrated into the Group’s Enterprise Risk Management (ERM) framework and forms part of its strategic resilience planning. With increasing reliance on data, technology, and innovation, we recognise the critical importance of robust cyber and data security to mitigate sophisticated threats. Cybersecurity forms a cornerstone of the Group’s IT strategy, supported by comprehensive governance, continuous monitoring, and proactive vulnerability management, with ongoing consultation from external cyber experts to ensure alignment with best practice standards and identify potential gaps. Under the guidance of our Chief Information Officer, we are ensuring that appropriate cyber and data security controls are implemented as mitigation against sophisticated cyber-attacks. General IT controls, including system administration, networks, backups, and recovery processes, are integrated with disaster recovery and business continuity planning, while periodic cyber maturity assessments and insurance coverage further strengthen resilience and protect critical IT and operational technology systems across the business. For more information about the cyber and data security controls in place, please refer to page 90 for our Digital Transformation and Resilience section. Associated top risks • Risk 8: Information technology risk (incl. cybersecurity threats) Opportunity We are focusing on further integrating our system of information flow and data capturing. Key focus areas will remain the assurance of the integrity of data, protecting it from interference, maintaining the quality of information and managing its flow and use with the view of optimising our control and management systems in the pursuit of “big data” opportunities in future. Strategic impact INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION Operating context continued DRDGOLD Annual Integrated Report 2025 26 3

Macro-economic and geopolitical volatility The mining industry remains a major contributor to the economy of South Africa despite the continued decline in production. The gold mining sector in South Africa continues to operate in a complex landscape, shaped by factors including rising operational costs, electricity constraints, logistical challenges, regulatory challenges and fluctuating commodity prices. The industry's ability to navigate these dynamics is crucial to safeguarding the sustainability of this important sector of the economy. The gold mining industry has been benefiting from record high levels in the gold price, driven by ongoing geopolitical instability and the oversupply of fiat currencies. The ongoing conflicts between Russia-Ukraine, Middle East instability and US-China trade tensions have increased demand for gold as it has kept its very special status as a safe-haven asset that retains its value over time, leading to higher prices. This higher gold price environment has boosted the share prices of South African gold miners, and this presents both a profit opportunity and a chance to invest in operational resilience. The gold price performed really well, and as an unhedged producer we were able to take full advantage of the Rand gold price received, which increased 31%% to R1 632 275/kg. The future of the gold price remains uncertain and this cycle could reverse the dynamics that drive it are perceived to have changed, or if it is replaced by another asset class. A reduction in gold price will lead to a reduction in our operations' profitability, as we take full exposure to the spot price of gold. DRDGOLD’s response We manage the impact of geopolitical and macro-economic volatility through disciplined financial management, cost efficiency, and localised procurement to reduce reliance on imports. The unhedged model provides full exposure to potential upside in the gold price, while sensitivity analyses guide investment timing and operational decisions. A strong balance sheet, phased capital deployment, and continuous efficiency improvements enhance our business resilience. Transparent stakeholder engagement further supports confidence in the Company’s long-term strategic objectives. Associated top risks • Risk 2: Country/political risk • Risk 12: Impact of geopolitical and macro-economic volatility Opportunity In this high gold price cycle and strengthened balance sheet, we can create opportunities of expansion into African markets and beyond, and also diversifying into other metals. Strategic impact INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION Operating context continued DRDGOLD Annual Integrated Report 2025 27 1 2

Climate change South Africa is experiencing an increased frequency of extreme weather events, including prolonged heatwaves, severe droughts and devastating floods. These events are placing immense pressure on water resources, agriculture, infrastructure, and energy supply, while also threatening public health, food security, and the livelihoods of vulnerable communities. The impact of these extreme weather events varies across the country, with arid regions experiencing worsening water scarcity and reduced agricultural yields; coastal areas facing increased flooding and storm surges threatening homes and transport networks; and urban centres grappling with heat stress, energy demand spikes, and challenges in stormwater management. Extreme weather events, including prolonged droughts and severe floods, pose significant operational risks to industries that rely heavily on water resources. Drought conditions can disrupt critical processes, reduce water availability, and affect production efficiency, while intense flooding can compromise the stability of tailings dams, damage infrastructure, and increase the risk of environmental incidents. Companies are increasingly expected to develop comprehensive strategies that enhance resilience, minimise environmental impact, and ensure compliance with evolving regulatory frameworks, while also addressing broader sustainability concerns such as emissions reduction, resource efficiency, and community safety. DRDGOLD’s response The principles of sustainable development have long underpinned our strategic thinking and execution in managing and developing our operations. Over the years, we have systematically invested in technologies and infrastructure to drive sustainability. We have worked hard to reduce our dependency on potable water over the last decade and have added a 60MW solar PV facility integrated with a 160MWh BESS, which will not only reduce our carbon footprint but will also reduce our operational costs, bolstering our circular economy business model. Enhanced planning, oversight, and operational systems, combined with greater regulatory awareness and improved disclosure practices, have helped mitigate climate-related risks. Nevertheless, continuous climate risk assessments are crucial to identify vulnerabilities across all critical business areas, maintain resilience against both short- and long-term operational disruptions, manage water resources effectively under extreme conditions, and ensure the uninterrupted functioning of key processes. Refer to climate change and renewable energy section on page 63 for more information. Associated top risks • Risk 5: Potable water scarcity and access and cost to secondary resources • Risk 11: Climate change physical risks Opportunity We have the opportunity to put forward revised energy strategies that are driven by cost efficiency, security of energy supply and future resilience, and simultaneously demonstrate action on emission reduction and meeting our net zero targets. Strategic impact INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION Operating context continued DRDGOLD Annual Integrated Report 2025 28 1 2 3 4 5

Our Board prioritises transparency and fairness in reviewing stakeholder engagement, ensuring accountability and trust. By identifying and engaging with stakeholders who have a significant interest in our business, we build lasting relationships founded on consistency and open communication. We prioritise responsiveness to stakeholder concerns and deliver regular, impactful updates on our performance to both stakeholders and the public. Identifying our main stakeholder groups We evaluate each stakeholder's contribution to achieving our strategic objectives over the short, medium and long term. We analyse stakeholder's influence and impact on our operational effectiveness, financial performance and long-term value creation. We assess the stakeholder's role in identifying or managing risks and highlighting material business issues that significantly impact on our operations. The table below identifies our main stakeholder groups, their key interests and how we communicate with them and respond to their concerns. Stakeholder groups Methods of communications Key interests Group response to interests Providers of capital Shareholders Debt funders • Investor roadshows for small groups and one-on-one meetings • Webcasts to targeted audiences • Various investor conferences • Financial and operating results presentations • JSE’s Stock Exchange News Services (SENS) • Media statements, website and social media (LinkedIn) • Growth prospects for the business • Progress and funding requirements for Phase II of the FWGR project and the sustainability of Ergo's life of mine • The Sibanye-Stillwater relationship • How we deliver on our ESG objectives, including renewable energy projects • Rehabilitation activities and water technology • Ability to contain costs – specifically labour, electricity and mining inflation • Resilience to Eskom disruption • Share price performance and ability to pay dividends • Credibility and reputation • Stability within the mining industry • Overall operational and financial performance • Macro-economic factors such as gold price, exchange rates and interest rates • South African political and country risk • Communicate results in a timely and unbiased manner • External assurance on financial statements • Operational and financial risk management • Adherence to dividend policies • Prudent and effective capital allocation • Respond to investor concerns at forums such as results presentations and investor conferences • Managing our relationship with Sibanye-Stillwater from a governance perspective • Publish the ESG fact sheet • Developed processes and policies adhering to the COSO 2013 Framework and we disclose annual declarations in the financial statements and Form 20F on the effectiveness of internal controls INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION Engaging with our stakeholders DRDGOLD Annual Integrated Report 2025 29

INTRODUCING DRDGOLD | STRATEGIC APPROACH | OUR PERFORMANCE | GOVERNANCE | SUPPLEMENTARY INFORMATION

Engaging with our stakeholders continued

Stakeholder groups	Methods of communications	Key interests	Group response to interests
Employees	• Workplace meetings • Formal workplace briefing procedures • Independent, anonymous tip-off line to report fraud or crime • Induction and refresher training • Monthly "future forum" meetings with organised labour • Short messaging service (SMS) • Notice boards • Intranet	• Job security • Fair remuneration • Career development and training • Health and safety • Growth of the business • Financial performance of the business • Fair treatment • Diversity and inclusion	• Proactive wage agreement negotiations • Provide ongoing training for skills acquisition and refresher initiatives • Implement various health and safety awareness campaigns • Maintain safe working conditions • Fair and transparent processes
Suppliers and specialist providers	• Numerous meetings • On-site engagement • Supplier due diligence and feedback forms	• Sustainability of the local gold mining industry • Transparency in local and preferential procurement • Employment practices • Support and quality control • Financial performance and sustainability of the Group • Business training • Credibility and reputation	• Local procurement policies and procedures were established and adhered to • Good employment practices • Adherence to safety requirements • Support and quality control • Monitoring the performance of service providers

Stakeholder groups	Methods of communications	Key interests	Group response to interests
Communities	• Community forums • Formal meetings with representatives of the Quarterly Dust Forum • Stakeholder engagement during authorisation processes • Individual stakeholder engagement of affected persons • Social media monitoring	• Local economic development • Job creation • Corporate social investment • Environmental impact • Health, safety and security-related issues • Community human resources development	• SLP concluded, geared towards entrepreneurship and poverty alleviation • Projects geared toward community development, in particular, our Sustainable Livelihoods Programme • Involvement in local community activities • Operate in a manner that does not harm the environment • Review community engagements
Government and regulatory authorities	• Engagement on draft regulations and bills • Formal engagement during authorisation processes • Provide formal approval of authorised activities • Written and verbal communications • Annual reports • Regulatory site visits, inspections and audits • Attending conferences and meetings, and participating in comment or engagement processes	• Licence to operate, including water use licences, SLP execution and environmental management plan • Tailings dam safety • B-BBEE and employment equity compliance • Labour relations • Health and safety • Environmental impact • Mining Charter compliance • Prudent tax practices	• Adhere to various legislation and regulations • Availing parties to attend to compliance matters • Submit required statutory reports • Adhere to instructions and orders • Comprehensive taxation (income tax, PAYE and VAT) processes and policies in place • Timely submissions to SARS and engagements on verifications and audits

DRDGOLD Annual Integrated Report 2025 30

Stakeholder groups Methods of communications Key interests Group response to interests Media • Interviews with the CEO and CFO • Web alerts to analysts, media and investors • News releases on the Company’s website • Financial results • Corporate activity • ESG issues • Health and safety • Community-related topics • Publish financial and operating news and results Nature • Regulatory compliance reporting • Disclosures on natural capital • Annual environmental performance assessment • Publication of annual integrated report • Global industry standards on tailings management • Managing our water consumption responsibly, recognising it as a scarce resource in our operating environment • Understanding and minimising our biodiversity impacts • Reduction in our air quality impacts • Reducing carbon emissions to meet our decarbonisation transition pathway including strategies to adapt to climate change • Responsible waste and minimisation management • Meeting approved environmental management plans • Improvement on water recycling within operations and lessening dependence on municipal water supply • Improving air quality in our host communities (dust monitoring programme) • Reducing energy consumption and greenhouse gas emissions • Adaptation and resilience to climate change • Implementation of cradle to grave principle on waste management INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION Engaging with our stakeholders continued DRDGOLD Annual Integrated Report 2025 31

INTRODUCING DRDGOLD | STRATEGIC APPROACH | OUR PERFORMANCE | GOVERNANCE | SUPPLEMENTARY INFORMATION

Creating value for our stakeholders

For us, creating value for stakeholders means generating long-term, sustainable value. We strive to deliver value that is both meaningful and lasting, delivering positive outcomes for stakeholders while supporting the long-term success of our business.

At the core of our business is a commitment to building genuine relationships with our stakeholders. Operating in an urban context, we recognise the complex interplay of economic, social, regulatory, community and environmental factors that impact our success. By fostering meaningful stakeholder relationships, we ensure our long-term sustainability.

Value creation statement

	2025 Rm		2025	2024 Rm		2024
Value-added						
Sale of precious metals	**7 878**		**97 %**	6 240		96 %
Income from investments	**215**		**3 %**	262		5 %
Income from disposal of property, plant and equipment and financial instruments	**—**		**—**	1		—
Total economic value created	**8 093**		**100 %**	6 503		100 %
Value distributed						
Suppliers						
Paid to suppliers for materials and services	**3 832**		**48 %**	3 635		56 %
Employees						
Salaries, wages and other benefits (excluding PAYE)	**516**		**6 %**	527		8 %
Community						
Total social capital spend	**40**	LA	**1 %**	36	LA	1 %
Government						
Current taxation	**—**		**— %**	100		2 %
PAYE	**231**		**3 %**	208		3 %
Providers of capital						
Dividends to ordinary shareholders [1]	**604**		**7 %**	345		5 %
Interest on borrowings	**10**		**—**	3		—
Total economic value distributed	**5 233**		**65 %**	4 854		75 %
Re-invested in the Group	**2 860**		**35 %**	1 649		25 %

1 Dividend declaration in respect of FY2025 includes the final dividend of 40 cents per share declared in August 2025. Dividend declaration in respect of FY2024 includes a final dividend of 20 cents per share declared in August 2024.

LA Limited assurance

Value distributed


2025
48%
35%
7%
6%
3%
1%
Paid to suppliers for materials and services
Re-invested in the Group
Providers of capital: dividends to ordinary shareholders
Employees: salaries, wages and other benefits (excluding PAYE)
PAYE
Government: current taxation
Community: total social capital spend

Value distributed


2024
56%
25%
8%
5%
2%
3%
1%
Paid to suppliers for materials and services
Re-invested in the Group
Employees: salaries, wages and other benefits (excluding PAYE)
Providers of capital: dividends to ordinary shareholders
Government: current taxation
PAYE
Community: total social capital spend

DRDGOLD Annual Integrated Report 2025

32

We operate in a dynamic environment shaped by many factors, including evolving social expectations, regulatory change, global economic and political volatility, and increasing climate and environmental pressures. If these interconnected risks are not carefully managed, they can impact our strategic delivery and business continuity. However, these factors have the potential to result in opportunities that drive sustainability and operational excellence that ultimately create enduring value for our shareholders and generate a natural competitive advantage. Our risk management strategy and approach Our approach to integrated risk management is designed to support our strategic and business objectives, processes and planning activities. We aim to provide relevant stakeholders with reasonable assurance that we are effectively managing the risks associated with achieving strategic and business objectives, and capitalising on opportunities to create value. Risk management is key to our business success and preemptively addresses uncertainties to minimise threats, maximise opportunities, and optimise the achievement of our objectives. Sound risk management practices are embedded across all levels of the business and integrated into the day-to-day operational activities. Our risk management processes are guided by an ERM Framework that includes an Integrated Combined Assurance Model and Risk Appetite and Tolerance Framework. The framework is based on best practices standards and guidelines such as the King IV Report on Corporate Governance for South Africa 2016, the COSO (Committee of Sponsoring Organisations of the Treadway Commission) ERM Framework and ISO 31000:2018 Risk management. Embedded within the ERM Framework is the ERM Policy, which underscores our commitment to sound corporate governance, and the continuous improvement of risk management practices across the organisation. The framework and policy are annually presented to the Risk Committee for review and approval. Our risk and opportunity management strategy is built on the following five foundational pillars: Governance Our risk management framework is embedded across the Group and supported by a structured governance model with clearly defined roles. Oversight is provided by the Board, Risk Committee and other sub-committees of the Board, while management is responsible for developing and implementing the necessary structures and processes to ensure effective risk management within the Company. The ERM function, together with other assurance providers, follows a combined assurance approach to ensure that risks and opportunities are effectively addressed to: • provide transparency to management and stakeholders • ensure compliance with laws, regulations and ethical standards • support the achievement of strategic and operational objectives • create value through supporting the optimisation of business and operational processes. Culture and communication We foster a strong risk culture throughout the organisation and encourage employees to take ownership of risk management within their areas of responsibility. Value creation Aligned with our commitment to create long-term value creation, it is important to enhance our ability to seize opportunities that drive growth and profitability, support sustainability and create that natural competitive advantage. Sustainability and resilience Business continuity planning is foremost in our thinking in our risk management approach, and work is ongoing to assess and further improve business resilience to enhance our capabilities to respond and continue to operate during and after a disruptive event. Continuous improvement We are committed to continuously enhancing our risk management capabilities to ensure that they remain robust, dynamic and capable of addressing emerging risks. Our Risk Committee provides the necessary oversight to ensure that our process, tools and methodologies remain effective and aligned with best practices. INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION Material risks and opportunities DRDGOLD Annual Integrated Report 2025 33 DRDGOLD Risk Management Policy Commitments Establishing a risk framework which incorporates sound risk management practices and processes throughout the Company. Continuously improving risk management processes through periodic combined assurance review processes. Implementation of risk appetite and risk tolerance and promoting an environment that controls and mitigates risk within the acceptable risk limits. Implementation and maintenance of pro-active and effective risk assessment and control processes and continuous review thereof. Actively integrate climate risk considerations into our decision-making to drive long-term resilience and reduce our environmental impact. The promotion among all employees of a risk awareness and beliefs for mitigation of losses by good risk control measures incorporated into day-to-day activities. Consider and applying appropriate and effective risk response measures. Reduction of the total cost of risk in the longer term. Embedding ESG objectives within our risk management framework, using them as critical measures of success and aligning with universal standards.

INTRODUCING DRDGOLD
STRATEGIC APPROACH
OUR PERFORMANCE
GOVERNANCE
SUPPLEMENTARY INFORMATION

Material risks and opportunities continued

Appetite and tolerance

Our risk appetite and tolerance are guided by strategic objectives and value drivers that support risk-informed decisions and aligned risk-taking. While certain risks are accepted in pursuit of business objectives, they are managed proactively, with exposures regularly reviewed and reported against set tolerances (key performance/ risk indicators). DRDGOLD is, however risk-averse with respect to risks that could:

- Negatively affect the safety and well-being of our employees
- Negatively affect our reputation
- Lead to breaches of laws, regulations and ethical values
- Compromise the safety and well-being of surrounding communities
- Endanger the future existence of the Company

Integrated risk assurance

We recognise that operating in a volatile and complex environment requires a coordinated and robust approach to risk management and assurance. Our Integrated Risk Assurance Framework enables us to align governance, risk, and control processes across the business, providing the Board and stakeholders with confidence that key risks are effectively managed and that reporting is reliable and transparent. The framework is built on the principles of combined assurance, incorporating four levels of assurance as follows:

- Level 1: Management
- Level 2: Group oversight (Corporate functions)
- Level 3: Internal Audit
- Level 4: External experts

This layered approach ensures that assurance activities for significant risks are prioritised in areas of greatest materiality and potential impact. Importantly, this integrated approach also reduces duplication and strengthens accountability. By embedding integrated risk assurance into our governance and performance processes, we strengthen business resilience, safeguard long-term value creation and reinforce our commitment to responsible and transparent business practices.

DRDGOLD TOP RISKS

DRDGOLD's risk identification and response process is informed by our Integrated Risk and Assurance Framework and aligns with the strategic direction of the business model. The top 12 group risks are depicted in the risk heatmap below:


Residual Risks
Impact
Legend
Minor
Can be readily absorbed
Significant
Can be managed under normal operational circumstances
Serious
Requires additional resources and management effort
Critical
Can be endured but has prolonged negative effect
Catastrophic
Disaster with potential collapse of business
PROBABILITY
Almost certain
Expect to occur
High
Probably will occur
Moderate
Should occur at some time
Likely
Could possibly occur
Unlikely
May occur in exceptional circumstances
Catastrophic: Event(s) that will prevent the company's strategic objectives and plans being achieved or lead to collapse of business.
Critical: Event(s) that can be endured but which may have prolonged negative impact and extensive consequences.
High: Event(s) that require substantial additional management and other resource inputs to contain.
Moderate: Event(s) that can be managed but require additional resources and managed effort.
Low: Event(s) that can be managed under normal operating conditions.
1
2
3
4
5
6
7
8
9
10
11
12

Top residual risk ranking

	Top 12 strategic risks	Residual risk ranking	2024	2025	Changes
1	Limited tailings deposition facilities		1	1	risk unchanged
2	Country/political risks		2	2	risk unchanged
3	Security issues		3	3	risk unchanged
4	Eskom supply		4	4	risk unchanged
5	Potable water scarcity and access and cost to secondary water sources (contaminated water)		12	5	risk rating increased
6	Complexity of legal / regulatory requirements		9	6	risk rating increased
7	Threat to social and operating licence and other permits		5	7	risk unchanged [1]
8	Information technology risk (incl. cyber security threats)		6	8	risk unchanged [2]
9	Capital project progress / execution risk		7	9	risk unchanged [2]
10	Supply chain		10	10	risk unchanged
11	Climate change physical risk		11	11	risk unchanged
12	Impact of geopolitical and macro-economic volatility		'-	12	new risk in Top 12

[1] Due to similar nature of social unrest (previously risk # 8) and threat to social and operating licence (previously risk # 5), it was decided to consolidate them.

[2] Although the rankings have changed, the risk rating remained the same as the previous year.

DRDGOLD Annual Integrated Report 2025

34

1. Limited tailings storage capacity Linked material matters / opportunities Risk context and potential impacts Risk response Material matters: Pursuing operational sustainability and growth objectives through increase of tailings capacity Responsible tailings management Opportunities: Additional TSF capacity unlocks further growth potential The sustainability and optimisation of both our operations is dependent on sufficient tailings deposition facilities to deposit processed material. Existing tailings facilities at both our operations are mature and are approaching the limits of their capacity at current deposit rates. The size and scale of these facilities also place them in a category of dams that is subject to strict and complex regulatory regime that requires amongst other things regular safety audit reports be compiled and submitted to the dam safety regulator, who may impose additional conditions or restrictions on such facilities. The timing of having new facilities in place is critical to avoid having to reduce deposition rates or even halt deposition which will have an adverse financial impact on our business. Construction of the Regional Tailings Storage Facility (RTSF) is progressing well. In line with the life of mine plan modelling, beneficial occupation of the facility is targeted for the first quarter of FY2027. Legal and regulatory processes for the recommissioning of the Withok TSF at Ergo are underway.As an interim, deposition will resume on Daggafontein - a former tailings facility, that is in the process of being recommissioned. Related strategic focus areas: Capitals impacted: Oversight • Social and Ethics Committee • Board 2. Country / political risk Linked material matters / opportunities Risk context and potential impact Risk response Material matters: Macro-economic and local and geopolitical volatility Opportunities: Alternative renewable energy solutions Water technology The formation of the GNU in 2024, together with reduced power outages, is fostering cautious optimism for economic growth. Recent sovereign rating updates also affirmed a stable to positive outlook however, indicated that ratings upgrades would depend on sustained growth and fiscal discipline. Despite this, it remains challenging to operate within the local South African context due to ongoing leadership struggles within the GNU, which lead to unpredictable policy / regulatory changes. Together with corruption, systemic failures, ongoing public infrastructure challenges and poor service delivery, eroding public trust and social tensions are continuously exacerbated. All these factors are contributing to the key risks recognised by the Group. Uncertainty within the South African political and economic context may impact business and investor confidence. Given the volatility of the South African operating context, the Company has an agile capital investment and business approach. Through participation in forums with local communities, industry and government, we remain abreast of political matters. It also adds to the strengthening of relationships with these key stakeholders. Further strategies such as implementation of alternative power generation, flexibility of resources, services and supplies are also implemented to address key risks linked to operating within the South African context. Related strategic focus areas: Capitals impacted: Oversight • Board Our strategic focus areas Grow the business by replicating our business model - looking at expanding into Africa and beyond and other metals. Optimally, profitably and sustainably mine our large surface gold resource Use technology and information to enhance operational performance, minimise impact on the environment Create a value-driven culture of employee safety, empowerment, diversity and inclusion Improve quality of life in communities surrounding our operations To read more on our strategy, see the section Strategy and outlook from page 43. INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION Material risks and opportunities continued DRDGOLD Annual Integrated Report 2025 35 1 2 1 2 4 1 2 3 4 5

INTRODUCING DRDGOLD | STRATEGIC APPROACH | OUR PERFORMANCE | GOVERNANCE | SUPPLEMENTARY INFORMATION

Material risks and opportunities continued

3. Security issues

Linked material matters / opportunities	Risk context and potential impacts	Risk response
Material matters: Employee health, safety and well-being (including fair and equitable remuneration) Security issues **Opportunities:** Innovative ways to support our communities in a sustainable way	Our business is exposed to an increasingly volatile political environment and trust in authorities continues to erode. This, together with persistent significant economic pressures, is contributing to an ongoing increase in criminal activities. Concerns are growing that societies are becoming more violent, which may spill over to affect the people and assets of our business in the form of property damage, loss of goods, employees' safety and operational disruptions. Additionally, the need for increased security measures also negatively impacts operational costs.	We are focused on embedding a strong security culture within the business, which is vital in helping to prevent incidents. Ongoing specialised training is provided to our frontline security professionals who play an integral role in responding to incidents. We have deployed technology-enabled protection solutions with ongoing expansion, which include early-warning technology solutions and surveillance with a centralised observation centre. Liaison and building of relationships with law enforcement, local communities, government structures, NGOs, other mining houses and industry bodies are ongoing. Various informers and security networks are also in place to monitor criminal activities.
Related strategic focus areas:	**Capitals impacted:**	**Oversight**
1 2 4 5		• Board

4. Eskom supply failure and increased cost

Linked material matters / opportunities	Risk context and potential impact	Risk response
Material matters: Energy efficiency and carbon management **Opportunities:** Alternative renewable energy solutions	Our operations run on a 24/7/365 basis and therefore continuous electricity supply is paramount to achieve stable plant throughput with enhanced efficiencies. Currently, electricity makes up approximately 14% of our total operating costs. Although Eskom has somewhat stabilised its power supply with reduced load reduction over the past year, the power utility still faces several internal and external challenges impacting the security of supply. It is expected that electricity supply issues and future above-inflation price hikes may continue, negatively impacting our operational and cost efficiencies.	At the operational level, we have installed extensive backup systems to counteract the impact of unscheduled interruptions in our power supply. This includes emergency generators for critical equipment and infrastructure to ensure the plants remain in motion and are operational immediately after power is cut off. To manage the impact of load shedding, a load curtailment agreement is in place with Eskom to avoid the complete interruption of supply during blackouts. Functional working relationships with Eskom assist in the proactive management of the load curtailment agreement in place. The construction of our solar plant at Ergo is now complete, with 60MW solar power and a 160MWh BESS fully operational and integrated into the national grid. This includes several upgrades to the electricity infrastructure. The impact of the risk on our Ergo operations has reduced. It is anticipated in future that the benefit of the solar plant should decrease the risk at Group level.
Related strategic focus areas:	**Capitals impacted:**	**Oversight**
1 2 3		• Board

DRDGOLD Annual Integrated Report 2025 36

INTRODUCING DRDGOLD | STRATEGIC APPROACH | OUR PERFORMANCE | GOVERNANCE | SUPPLEMENTARY INFORMATION

Material risks and opportunities continued

5. Potable water scarcity and access and cost to secondary water sources

Linked material matters / opportunities	Risk context and potential impacts	Risk response
Material matters: Responsible water use and supply security **Opportunities:** Water technology	South Africa is a water-scarce country, with potable water scarcity increasingly affecting both public and private sector operations. The growing gap between water demand and supply, driven by droughts, population growth, poor infrastructure, climate change, and water system mismanagement, is placing pressure on the business to secure reliable and affordable water sources. This has led to increased reliance on secondary water sources, including non-potable or contaminated water, which carry significant treatment, regulatory, environmental, and health-related risks. Failure to secure access to secondary water sources may also negatively impact production, causing operational disruptions. Access to these sources often comes at a higher cost, which significantly impacts operational costs. Inadequate water supply can also negatively impact the business from an environmental, social and regulatory aspect and may lead to competition with other water users.	Research is ongoing to optimise the water reticulation systems as well as the re-use of grey or treated water. As part of life of mine planning, water requirements are continuously assessed, and strategies are being developed to most efficiently secure the required quantity of the right quality of water for the short- to longer-term.
Related strategic focus areas:	**Capitals impacted:**	**Oversight**
1 2 3		• Social and Ethics Committee

6. Complexity of legal / regulatory requirements

Linked material matters / opportunities	Risk context and potential impact	Risk response
Material matter: Legal and regulatory compliance excellence and good governance Transparent and ethical business processes and mining practices **Opportunity:** N/a	Complexity, uncertainty and changes within the regulatory environment persist, with regulations that are averse to business and growth projects potentially resulting in increased project costs and potential delays. The recently proposed MPRD Bill also contributes to our exposure to regulatory uncertainties. The impact of this Bill on DRDGOLD is highly based on the following: • The requirement to apply for a mining right to process movable 'historical tailings' pursuant to the MPRD Bill; and • The intended amendments to the MPRD Act allow the relevant Minister to set beneficiation targets for the mining industry and exercise control over the beneficiation of minerals in South Africa. Furthermore, certain regulators are significantly understaffed and under-resourced and not always able to process administrative processes in accordance with prescribed timelines, resulting in project planning and execution delays. We are also aware that a lack of resources in certain departments results in officials, in some instances, falling behind on the reading of reports, or being unaware that reports were filed, and failing to attend to correspondence. This poses the risk of administrative conduct based on inaccurate factual assumptions regarding compliance status that may interrupt or interfere with operations.	Our legal and regulatory processes are well-defined to enforce compliance. Various frameworks are in place to ensure compliance with all applicable rules and regulations, including a formal financial control framework, a governance framework and a legal compliance framework. On an ongoing basis, we engage with our stakeholders, collaborate with other mining companies and leverage relationships through the Minerals Council of South Africa. We have drafted and submitted representations to the office of the Minister of the Department of Mineral and Petroleum Resources, stating our concerns. Furthermore, the Minerals Council of South Africa, which exists to assist, represent and empower mining companies like DRDGOLD, has also embarked on drafting its own representations to be submitted to the office of the Minister. In addition, should the amendments be promulgated into law, we will resist any attempts by the State to expropriate the movable tailings dumps of which DRDGOLD is the owner to process and reclaim.
Related strategic focus areas:	**Capitals impacted:**	**Oversight**
1 2		• Board • Risk Committee • Audit Committee

DRDGOLD Annual Integrated Report 2025 37

INTRODUCING DRDGOLD | STRATEGIC APPROACH | OUR PERFORMANCE | GOVERNANCE | SUPPLEMENTARY INFORMATION

Material risks and opportunities continued

7. Threats to social and operating licence and other permits

Linked material matters / opportunities	Risk context and potential impacts	Risk response
Material matter: Socio-economic development (including enterprise development) Community engagement and relations (including employment and procurement) **Opportunity:** Innovative ways to support our communities in a sustainable way Implementation of Enterprise Development initiatives	South Africa's socio-economic challenges, including high unemployment, rising inequality, and increasing lawlessness, heighten the risk of social unrest. Ongoing gaps in service delivery and strained public infrastructure exacerbate community frustration, which can lead to violent strikes or protests that can disrupt operations. Such events not only threaten the safety of people and property but also undermine community trust and attract regulatory scrutiny, posing a direct risk to maintaining social and operating licences, as well as other essential permits.	We continue to strengthen our social licence to operate through structured community engagement, delivery on our Social and Labour Plans (SLPs) and CSI initiatives, and regular collaboration with government, NGOs and community leaders. Employee and asset protection is reinforced through physical barriers, access controls, surveillance, and technology-enabled early-warning systems, supported by incident protocols and a social unrest response plan. In addition, we are considering a dedicated portfolio within the Compliance Framework to oversee licensing processes, regulatory engagements, and future mergers and acquisitions, ensuring long-term sustainability and alignment with stakeholder expectations.

Related strategic focus areas:	Capitals impacted:	Oversight
1 2 3 4		• Social and Ethics Committee

8. Information technology risk (incl. cybersecurity threats)

Linked material matters / opportunities	Risk context and potential impact	Risk response
Material matter: Technological innovation and mechanisation to optimise and improve operational performance and profitability, and minimise impact on the environment Information security (incl. cybersecurity) **Opportunity:** Mechanisation, automation and automated data collection, storage and reporting	The use and reliance on information technology (IT) systems expose the company to a range of risks, including cybersecurity threats, data loss or corruption, system downtime, compliance and regulatory breaches, and data privacy issues. These risks can compromise the confidentiality, integrity, and availability of critical information and IT services, potentially disrupting operations, affecting decision-making, and undermining stakeholder trust. The growing sophistication of cyberattacks, increased digital dependency, and evolving regulatory requirements make proactive IT risk management essential to maintain operational continuity and protect sensitive data.	With increasing reliance on data, technology, and innovation, we recognise the critical importance of robust cyber and data security to mitigate sophisticated threats. Cybersecurity forms a cornerstone of our IT strategy, supported by comprehensive governance, continuous monitoring, and proactive vulnerability management, with ongoing consultation from external cyber experts to ensure alignment with best practice standards and identify potential gaps. General IT controls, including system administration, networks, backups, and recovery processes, are integrated with disaster recovery and business continuity planning, while periodic cyber maturity assessments and insurance coverage further strengthen resilience and protect critical IT and operational technology systems across the business.

Related strategic focus areas:	Capitals impacted:	Oversight
2 3		• Social and Ethics Committee • Audit Committee

DRDGOLD Annual Integrated Report 2025 38

INTRODUCING DRDGOLD | STRATEGIC APPROACH | OUR PERFORMANCE | GOVERNANCE | SUPPLEMENTARY INFORMATION

Material risks and opportunities continued

9. Capital project progress / execution risk

Linked material matters / opportunities	Risk context and potential impacts	Risk response
Material matter: Pursuing operational sustainability and growth objectives by increasing our tailings capacity **Opportunity:** Innovative ways to support our communities in a sustainable way	Our goal is to create long-term value for our stakeholders while creating value in multiple capitals of sustainable development. Therefore, as part of our strategic focus areas, we continue to pursue and fully develop the potential of our existing asset base by upgrading and increasing the capacity of current operational infrastructure. We also position ourselves to grow and diversify our business by exploring local and international opportunities in tailings consolidation. The prioritisation of capital allocation is imperative to ensure the continued sustainability of our operations and long-term optimisation of financial returns. Poor capital allocation decisions can lead to value destruction, impacting stakeholder and investor confidence. Linked to the risk of limited tailings deposition, execution of current projects to secure additional tailings deposition capacity in line with expectations and budget is imperative to ensure operational sustainability and to unlock future growth. These projects are exposed to various challenges such as regulatory requirements and approvals, technical design and execution challenges, pressure from social stakeholders, which may impact project delivery timelines and costs.	Investment decisions are subject to risk-based capital allocation analysis and appropriate oversight structures. Robust project governance and management processes have been implemented to ensure that our expected project deliverables are met. These include: • allocating appropriate project resources (skills/systems) • rigorous planning and monitoring processes • good stakeholder relationships • appropriate assurance structures Progress feedback also forms part of the quarterly Board oversight meetings.
Related strategic focus areas:	**Capitals impacted:**	**Oversight**
1 2 3		• Board • Investment Committee

10. Supply chain risks

Linked material matters / opportunities	Risk context and potential impact	Risk response
Material matter: Resource efficiency and materials stewardship (incl. supply chain security) **Opportunity:** N/a	Global inflation and geopolitical volatility continue to strain the availability and cost of critical materials and equipment. These pressures are compounded by the increasing frequency and severity of natural disasters, such as extreme weather events and floods, which disrupt supply chains and elevate operational risks. Additional challenges, including energy disruptions, water shortages, and infrastructure constraints, further heighten supply chain vulnerabilities, particularly for single-source suppliers. These factors may cause production interruptions, unplanned plant stoppages, increased operating costs, and delays in growth projects, ultimately impacting business plan delivery and revenue targets.	We continue to strengthen our supply chain resilience by pursuing initiatives that broaden access to critical materials and reagents, including exploring alternative sources and recovery opportunities. Ongoing efforts to engage more broadly across the industry further enhance our ability to anticipate potential disruptions, maintain reliable supply, and ensure continuity of operations under challenging market conditions. These measures also support cost management and reduce dependency on single sources, while reinforcing long-term operational stability. By embedding proactive risk monitoring and collaboration with suppliers, DRDGOLD is better positioned to respond swiftly to evolving global and local supply chain challenges.
Related strategic focus areas:	**Capitals impacted:**	**Oversight**
1 2 3 4 5		• Board

DRDGOLD Annual Integrated Report 2025

39

INTRODUCING DRDGOLD | STRATEGIC APPROACH | OUR PERFORMANCE | GOVERNANCE | SUPPLEMENTARY INFORMATION

Material risks and opportunities continued

11. Climate change physical risk

Linked material matters / opportunities	Risk context and potential impacts	Risk response
Material matter: Climate change resilience (incl. physical and transitional impacts) **Opportunity:** Enable biodiversity and land conservation initiatives	Climate change presents a material risk to DRDGOLD through both physical and transition impacts. Rising temperatures, biodiversity loss, and more frequent extreme weather events heighten the vulnerability of our widespread reclamation sites and large tailings storage facilities, with potential operational disruption, environmental harm, and community impact. At the same time, evolving regulations, disclosure frameworks, carbon pricing, and stakeholder expectations create transition risks if adaptation, reporting, and compliance are not effectively managed.	Strengthened planning, oversight, and operational systems, along with improved regulatory awareness and enhanced disclosure practices, contribute towards addressing this risk. However, ongoing climate risk assessments remain essential for identifying vulnerabilities across all critical business areas and creating resilience against both short-term and long-term operational disruptions.

Related strategic focus areas:		
1 2 3 4 5		• Board • Social and ethics committee

12. Impact of geopolitical and macro-economic volatility

Linked material matters / opportunities	Risk context and potential impact	Risk response
Material matter: Macro-economic, local and geopolitical volatility **Opportunity:** Replicating our business model by expanding into Africa and beyond	The impact of geopolitical and macro-economic volatility presents multi-layered risks to strategic and business objectives. Geopolitical instability generally increases investor demand for gold as a "safe haven" asset that favours the gold price. While this may lift gold prices and support revenues, extreme or prolonged volatility can lead to erratic prices that may affect forecasting, investment timing and shareholder confidence. DRDGOLD's unhedged model means it is fully exposed to such fluctuations. Our costs are mostly in ZAR, and global tensions may also disrupt the availability and or cost of critical imports that may severely impact operational and capital project delivery. Declining commodity price changes or risings costs may negatively impact strategic and business plans and long-term operational sustainability.	We manage the impact of geopolitical and macro-economic volatility through disciplined financial management, cost efficiency, and localised procurement to reduce reliance on imports. The unhedged model provides full exposure to potential upside in the gold price, while sensitivity analyses guide investment timing and operational decisions. A strong balance sheet, phased capital deployment, and continuous efficiency improvements enhance our business resilience. Transparent stakeholder engagement further supports confidence in the Company's long-term strategic objectives.

Related strategic focus areas:	Capitals impacted:	Oversight
1 2		• Board

DRDGOLD Annual Integrated Report 2025 40

Opportunities – risk and reward The following graph shows how opportunities create value through the level it addresses risk while aligning to strategy. Occurred Expected to occur Should occur at some time Opportunities 1 Increase in Mineral Reserves and Mineral Resources base 2 Replicating our business model by expanding into Africa and beyond and other metals 3 Additional TSF capacity unlocks further growth potential 4 Increased focus on ESG objectives as the measure of success and setting of universal standards 5 Mechanisation, automation and automated data collection, storage and reporting 6 Water technology 7 Alternative renewable energy solutions 8 Enable biodiversity and land conservation initiatives 9 Climate change transition 10 Innovative ways to support our communities in a sustainable way 11 Implementation of Enterprise Development initiatives INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION Material risks and opportunities continued DRDGOLD Annual Integrated Report 2025 41 # # # 8 9 4 5 1 7 6 3 10 11 2

INTRODUCING DRDGOLD | STRATEGIC APPROACH | OUR PERFORMANCE | GOVERNANCE | SUPPLEMENTARY INFORMATION

Material risks and opportunities continued

Opportunities		Background / context	Status	Updated
1	Increase in Mineral Reserves and Mineral Resources base	We continue to evaluate further opportunities for both Ergo and FWGR in pursuit of regional consolidation to the East and West of Johannesburg.	Previously reported	Occurred - expect to incorporate further resources in future
2	Replicating our business model by expanding into Africa and beyond and other metals	By leveraging higher margins during gold price upswings, the company can generate stronger cash flows, enabling reinvestment into growth projects, such as replicating our business model in the rest of Africa and beyond. A disciplined approach to capital allocation during periods of favourable pricing also allows us to build a financial buffer against future volatility, maintain minimal debt, and fund innovation in technology and accelerated rehabilitation activities.	New	Should occur at some time
3	Additional TSF capacity unlocks further growth potential	The additional TSF capacity in the process of being developed at both Ergo and FWGR, places us in a favourable position to unlock further growth potential through obtaining additional resources.	Previously reported	Expected to occur
4	Increased focus on ESG objectives as the measure of success and setting of universal standards	In the increasingly important areas of a circular economy, ESG and sustainability, our work could become the measure of success of what we call "evidence of our presence" and could become a universal standard where large-scale mining takes place.	Previously reported	Expected to occur
5	Mechanisation, automation and automated data collection, storage and reporting	We want to further integrate our system of information flow and data capturing. Key focus areas will remain the assurance of the integrity of data, protecting it from interference, maintaining the quality of information and managing its flow and use with the view to optimising our control and management systems, in the pursuit of "big data" opportunities in future.	Previously reported	Occurred - first step in the consolidation of data stored in a data-lake currently in progress
6	Water technology	With technology, we have the opportunity to optimise our water reticulation systems, utilisation and re-use of process water in the form of AMD particularly for expansion. We also have the opportunity to work with government and other stakeholders in solving water supply constraints in South Africa.	Previously reported	Expected to occur
7	Alternative renewable energy solutions	Excess power, generated through alternative renewable energy solutions, may be "wheeled" onto the national grid or to other operations and alleviate power supply shortages in South Africa. The Ergo solar project presents strong returns, cost optimisation and improved carbon footprint.	Previously reported	Occurred - Further renewable energy penetration opportunities ongoing
8	Enable biodiversity and land conservation initiatives	By addressing the risk, the company can enhance its resilience, minimise regulatory and reputational risks, and contribute to sustainable development goals while safeguarding biodiversity for future generations.	Previously reported	Occurred
9	Climate change transition	Proactively look into our carbon emission footprint and various technologies to reduce it, such as electric trucks to reduce diesel consumption at our sites. This also includes looking into further opportunities to procure alternative renewable energy solutions.	Previously reported	Occurred
10	Innovative ways to support our communities in a sustainable way	Our social development programmes are designed to improve the quality of life of communities in and around our operating footprint, by providing skills to equip communities to be self sustainable. Our programmes also aim to alleviate poverty and provide educational opportunities to the youth. Our capital projects create job opportunities for community members and local suppliers.	Previously reported	Occurred
11	Implementation of Enterprise Development initiatives	Enterprise Development offers opportunity to support local economic growth and the empowerment of businesses within the area that we operate.	Previously reported	Occurred

DRDGOLD Annual Integrated Report 2025 42

How our strategy was developed DRDGOLD was previously named Durban Roodepoort Deep, a company that owned several mature deep-level gold mines in South Africa alongside Crown Gold Recoveries, a surface-dump reclamation company we acquired in 1998. Following a strategic decision to focus entirely on gold production through the reclamation and retreatment of mine dumps, we sold the last of these mines in 2012. Over time, we built up a portfolio of sand and slime dumps across the Witwatersrand and the Far West Rand. We also established the infrastructure to viably process the dumps. Since then, we have transformed from a mining company to become a leader in responsible gold recovery from tailings and environmental restoration, underpinned by our core values. We have prioritised safeguarding capital, protecting and preserving our mineral resources, fostering positive relationships with our host communities and creating a safe and healthy work environment that supports the well-being of our employees to work and thrive. Our purpose Rolling back the environmental legacy of mining, adding to quality of life Our vision To grow and diversify our business by unlocking value and providing sustainable solutions to mine waste through specialist skills and technology INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION Strategy and outlook DRDGOLD Annual Integrated Report 2025 43 We have transformed from a mining company to become a leader in responsible gold recovery from tailings and environmental rehabilitation.

INTRODUCING DRDGOLD | STRATEGIC APPROACH | OUR PERFORMANCE | GOVERNANCE | SUPPLEMENTARY INFORMATION

Strategy and outlook continued

Strategic focus areas	Capitals employed	Link to top risks	Core competencies and enablers
1 Grow the business by replicating our business model – looking at expanding into Africa and beyond and other metals.		• Risk 2: Country/political risk • Risk 6: Complexity of legal/regulatory requirements • Risk 9: Capital project progress/execution risk • Risk 12: Impact of geopolitical and macro-economic volatility	• Adaptable business model while retaining versatility • Longstanding track record of unlocking value in surface assets
2 Optimally, profitably and sustainably mine our large surface gold resource.		• Risk 1: Limited tailings deposition facilities • Risk 6: Complexity of legal/regulatory requirements • Risk 9: Capital project progress/execution risk • Risk 10: Supply chain risks • Risk 12: Impact of geopolitical and macro-economic volatility	• Proven technologies, infrastructure and management systems to treat a large, concentrated resource • Full exposure to gold price movements • Maintain a strong balance sheet
3 Use technology and information to enhance operational performance and minimise impact on the environment.		• Risk 4: Eskom supply failure and increased cost • Risk 5: Potable water scarcity and access and cost to secondary water sources • Risk 8: Information technology risk (incl. cyber security threats) • Risk 11: Climate change physical risk	• Use of mostly grey water, recycled water to minimise potable water usage • Systematic increase in the use of renewable energy • Rehabilitation of land through tailings reclamation, creating sustainable land use • Net waste neutral gold producer (gold from existing waste) • Extensive mechanisation and automation
4 Create a value-driven culture of employee safety, empowerment, diversity and inclusion.		• Risk 2: Country/political risks • Risk 3: Security issues • Risk 7: Threat to social and operating licence and other permits • Risk 11: Climate change physical risk	• Sophisticated and diverse workforce • Nimble and learning culture • Appropriate combination of training and equipment • Low labour intensity and safety risk
5 Improve quality of life in communities surrounding our operation.		• Risk 7: Threat to social and operating licence and other permits • Risk 11: Climate change physical risk	• Self-enabling poverty alleviation programmes • Contribution to healthier societal conditions through environmental containment

DRDGOLD Annual Integrated Report 2025 44

As we approached our 130th anniversary in 2024, we unveiled Vision 2028. Vision 2028 is an ambitious R8 billion capital expenditure programme to primarily extend Ergo’s life of mine and expand FWGR, which is explained below: INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION Strategy and outlook continued DRDGOLD Annual Integrated Report 2025 45 At Ergo At FWGR • Construction of pipeline linking Ergo Plant to Daggafontein TSF to resume deposition on Daggafontein TSF • Expansion of DP2 plant • Re-commissioning of Withok TSF • Construction of Regional Tailings Storage Facility (RTSF) • Crown Complex classified as a Mineral Reserve (272.0Mt @0.234g/t) increasing the life of mine from 18 to 22 years • Construction of pipeline linking DP2 to RTSF • Prepare Daggafontein to receive tailings Large capital Investment in various projects at Ergo and FWGR largely funded internally over the next three years

2025 Update on key projects - ERGO INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION Strategy and outlook continued DRDGOLD Annual Integrated Report 2025 46 Withok Ergo’s initial TSF, adjacent to current Brakpan TSF, previously reclaimed Deposition capacity 310Mt Eventual deposition rate 1.3Mtpm 20-year life Net effect: Succeeds Brakpan TSF as Ergo’s primary deposition site Extends Ergo life to beyond 20 years Marievale, Crown Tailings Complex Reclamation, maybe more Stages of completion Public participation process completed Steps to re-establish as Ergo’s primary TSF in progress Authorisation phase under way Daggafontein TSF moved from reserve to deposition site Deposition capacity 120Mt Deposition rate 500 000tpm 20-year life Completion expected Q1 FY2027 Net effect: Augments current Brakpan TSF deposition medium-term Supplements Withok TSF deposition longer-term Helps extend Ergo life to beyond 20 years Stages of completion 21km dual pipeline (slurry and return water) construction under way

2025 Update on key projects - FWGR INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION Strategy and outlook continued DRDGOLD Annual Integrated Report 2025 47 DP2 expansion Plant gets its own elution circuit, smelter house 600 000tpm initial feed from each of Driefontein 3, Libanon dumps Completion expected Q1 FY2027 Stages of completion RTSF Deposition capacity 800Mt Eventual deposition rate 2.4Mtpm More than 30-year life Beneficial occupation planned to be available Q1 FY2027, aligning with DP2 expansion completion Net effect: one-of-a kind TSF to the west size permits long-term deposition flowing from large-scale reclamation, treatment of mine dumps across the region enormous, positive, long-term regional environmental impact DP2/RTSF pipeline 135km pipeline 2 residue pipelines return water pipeline Libanon slurry pipeline Completion expected Q1 FY2027, aligning with DP2 expansion completion Stages of completion 90km (67%) completed to date 2 out of 3 provincial roads crossed 3 out 3 district crossings completed 7 out of 9 internal road crossings completed Several major logistical challenges overcome to date N12 highway underpass Engineering and design 99% Procurement 94% Fabrication and supply 65% Delivery 34% Construction 29% Completion expected Q1 FY2027

INTRODUCING DRDGOLD | STRATEGIC APPROACH | OUR PERFORMANCE | GOVERNANCE | SUPPLEMENTARY INFORMATION

Strategy and outlook continued

The table below illustrates how we are rolling back the environmental legacy of mining through our strategic focus points and how we have delivered and plan to deliver on our strategic objectives in the short-term. These focus points are aligned with the United Nations (UN) SDGs, which we influence directly, and the RGMPs by the WGC:

Focus points	Strategic objectives	2025 priorities	What we achieved	2026 priorities
1 Growing the business by replicating our business model - looking at expanding into Africa and beyond and other metals Applicable UN SDGs: Strategically relevant WGC RGMP: 9 – Biodiversity, land use and mine closure Related material themes: Operational sustainability and growth From impact to advantage: the strategic value of nature in mining	• Acquisition of assets that fit our scale and business model. • Expansion of Mineral Reserves and TSFs to maintain current volume throughput and potentially increase current life of mines.	• Manage the major projects in accordance with set deadlines to achieve key milestones and capital costs to come within planned spend. • Obtain environmental authorisation for the installation of an extensive pipeline network at FWGR to integrate the reclamation sites, expanded Driefontein 2 plant and RTSF. • Obtain final approvals for the recommissioning of the Withok TSF. • Actively seek to secure additional gold resources to extend the life of mine of our operations. • Complete due diligence on the copper project in the Northern Cape.	• The public participation process for the Withok TSF recommissioning has been completed and the project is in the authorisation phase. • To supplement the Brakpan TSF until Ergo can recommission Withok, a decision was made to resume the Daggafontein TSF as a deposition facility. Construction of a 21km dual pipeline (tailings and return water) linking Ergo's Brakpan plant with the TSF is well advanced. • Ergo purchased 7L4 Marievale Dump and 4L39. • Ergo has extended its life of mine by 5 years after the three mine dumps comprising the Crown Complex were classified from a Mineral Resource to a Mineral Reserve and included in the life of mine. • The FWGR Phase II is well advanced, notwithstanding some delays caused by rainy weather, particularly in the third quarter of the financial year. • Environmental authorisation for the installation of an extensive pipeline network to integrate the reclamation sites, expanded Driefontein 2 plant and RTSF was obtained and 60km of the 135km of the required pipeline has been constructed. • Due diligence on the copper project in the Northern Cape was completed, and it was decided not to pursue the project.	• Manage the major projects in accordance with set deadlines to achieve key milestones and capital costs to come within planned spend. • Resume deposition on the Daggafontein TSF in the first quarter of FY2027. • Obtain final approvals for the recommissioning of the Withok TSF. • Develop a contingency plan if Withok approval is not granted in time. • Actively look to secure additional gold resources to extend the life of mine of our operations. • Actively look to expand operations into Africa.

DRDGOLD Annual Integrated Report 2025 48

INTRODUCING DRDGOLD | STRATEGIC APPROACH | OUR PERFORMANCE | GOVERNANCE | SUPPLEMENTARY INFORMATION

Strategy and outlook continued

Focus points	Strategic objectives	2025 priorities	What we achieved	2026 priorities
2 Optimally, profitably and sustainably mining our large surface gold resource **Applicable UN SDGs:** **Strategically relevant WGC RGMPs:** 2 – Understanding our impacts 3 – Supply chain 7 – Working with communities 8 – Environmental stewardship 9 – Biodiversity, land use and mine closure 10 – Water, energy and climate change **Related material themes:** Operational sustainability and growth Profitability, business resilience and operational excellence	• Provide full exposure to the gold price without compromising liquidity. • Implement cost control measures to meet the budgeted unit cash operating cost. • Continue the history of paying dividends.	• Continue to invest in initiatives within our plants and extensive pipeline infrastructure to improve volumes and plant efficiencies. • With Ergo's major reclamation sites now being fully commissioned, we expect gold production to be between 155 000 ounces and 165 000 ounces. • Increased focus on liquidity management as we plan capital expenditure of R3.5 billion. • Reclamation on legacy and clean-up sites has reduced significantly and will reduce further during the course of this year. We therefore expect unit costs to ease significantly over the period, aided by the full commissioning of the Ergo solar plant and battery energy storage system. We therefore guide unit cash operating costs to R870 000/kg.	• The gold price increased significantly during the year, aiding liquidity. We invested capex of R2 254.9 million, funded from operating cash flows. The group remains externally debt-free. • There was a significant decline in cleanup operations at Ergo. Though we achieved a unit cash operating cost of R903 824/kg, our cash operating costs per tonne improved from R188/t in FY2024 to R171/t this year. • We achieved our production target, though to the lower end, at 155 288 ounces. • Declared a total dividend of 70cps for the financial year and 18th consecutive.	• Continued focus on liquidity as various projects are fully advanced and underway. • With Ergo on a throttled throughput profile (pending Vision 2028) and with a lower head-grade profile and with FWGR steady at 500kt/month we guide production to between 140 000 and 150 000 ounces for FY2026. • Cash operating unit costs is guided at R995 000/kg.

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Strategy and outlook continued

Focus points	Strategic objectives	2025 priorities	What we achieved	2026 priorities
3 Using technology and information to enhance operational performance and to minimise the impact on the environment **Applicable UN SDGs:** **Strategically relevant WGC RGMPs:** 8 – Environmental stewardship 9 – Biodiversity, land use and mine closure 10 – Water, energy and climate change **Related material themes:** Profitability, business resilience and operational excellence Operational sustainability and growth Environmental responsible operations	• Increase plant efficiencies to increase gold recoveries. • Decrease our reliance on Eskom, by investing in technologies to increase electricity efficiencies, particularly at our plants and related pipeline and pump station infrastructure. • Reduce our burden on the environment by investing in ongoing initiatives to maintain potable water consumption to 10% or lower of total water. • Reduce carbon footprint to combat climate change physical risks.	• We aim to fully commission an additional 40MW to the currently commissioned 20MW solar plant. The integration thereof with the battery energy storage system is expected to be completed by October 2024. We will be monitoring the actual benefits in reducing cash operating costs. • To pursue other renewable energy alternatives to further reduce carbon emissions and electricity costs on both operations, and particularly at FWGR, where operations will be expanding. • The construction of the RTSF will require increased use of electricity and water. We are currently looking for ways to minimise our consumption during this phase.	• Phase 2 of the solar project, entailing the commissioning of an additional 40 MW to the solar plant and 160MWh BESS was successfully commissioned. • Plans to secure additional wheeled power are well underway. • Water and electricity needed for the RTSF construction have been secured.	• Optimisation of the solar plant and BESS at Ergo, and further engage with Eskom to fully realise credits for wheeling of surplus power to Eskom. • To secure alternative renewable energy to further reduce carbon emissions and electricity costs on both operations, and particularly at FWGR, where operations will be expanding. • Conclude investigations on new technology in the leaching process of the plant as part of the expansion of DP2.

DRDGOLD Annual Integrated Report 2025 50

Focus points Strategic objectives 2025 priorities What we achieved 2026 priorities Create a value driven culture of employee safety, empowerment, diversity, inclusivity and the desire to succeed Applicable UN SDGs: Strategically relevant WGC RGMP: 4 – Safety and health • Continue with comprehensive risk assessments on our operations to eliminate fatalities and reduce reportable injury frequency rate (RIFR) and lost time injury frequency rate (LTIFR) to below one standard deviation of the preceding five-year rolling average. • Implement fair remuneration policies. • Investing in training and development programmes for our employees, as well as raising awareness on adverse societal issues and the importance of well-being. • Continued focus on the reduction of the number of lost time and reportable injuries at both operations and ensure that the correct measures are put in place to eliminate fatalities at our operations. • Continued investment in employee wellness programmes and campaigns promoting employee wellness and eliminating gender- based violence. • Conclude a new wage agreement at FWGR. • Reportable injuries increased from 4 to 5 and lost time injuries increased from 9 to 12. There were no fatalities during the year. • RIFR: 0.81 LA • LTIFR: 1.63 LA • Women in mining increased to 27% and HDIs increased to 79%. • A new FWGR wage agreement was reached with organised labour which will result in equal terms and conditions of employment between both the ERGO and FWGR operations reached in year 4 and thereafter collective bargaining will take place for the two operations. • Continued focus on the reduction of the number of lost time and reportable injuries at both operations and ensuring that the correct measures are put in place to eliminate fatalities at our operations. • Continued investment in employee wellness programmes and campaigns promoting wellness and eliminating gender-based violence. • Conclude a new wage agreement at Ergo. LA Limited Assurance INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION Strategy and outlook continued DRDGOLD Annual Integrated Report 2025 51 4

INTRODUCING DRDGOLD | STRATEGIC APPROACH | OUR PERFORMANCE | GOVERNANCE | SUPPLEMENTARY INFORMATION

Strategy and outlook continued

Focus points	Strategic objectives	2025 priorities	What we achieved	2026 priorities
5 Improving the quality of life of communities surrounding our operations Applicable UN SDGs: Strategically relevant WGC RGMP: 7 – Working with communities Related material themes: Social mandate and responsibility	• Reducing dust nuisance caused by our mining activities by implementing dust suppression activities and through concurrent rehabilitation of TSFs. • Seeking to develop community upliftment programmes aimed at empowering communities to be self-sustainable.	• Complete investigation into FY2025 dust exceedances and put in place mitigation controls where necessary. • Deliver into the strategic pillars of the community regeneration model, which include growing the local economy, infrastructure development and 4IR.	• We have established a Community Regeneration Model to guide our socio-economic strategies across the business. Ergo and FWGR are actively implementing this model in accordance with their legislative commitments under their respective SLPs. Their focus is on executing integrated socio-economic development programmes designed to achieve sustainable local economic impact. • Dust exceedances recorded at 2.10%, an increase from 0.45% in the prior year.	• Complete investigation into FY2025 dust exceedances and put in place mitigation controls where necessary. • Deliver into the strategic pillars of the community regeneration model, which include growing the local economy, infrastructure development and 4IR.

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Strategy and outlook continued

Strategic outlook 2026 and beyond

We recognise that our resilience is key to long-term success. By prioritising business continuity and adaptability, we ensure our ability to weather challenges, capitalise on opportunities and drive sustainable growth. With long-term sustainability, good corporate governance and the well-being of our staff in mind, we seek to embed a values-driven culture based on safety, mutual respect, empowerment, resilience, diversity and the desire to succeed.

SHORT-TERM: FY2026 to FY2027	MEDIUM-TERM: FY2028	LONG-TERM: FY2028 AND BEYOND
Aim: To restore optionality by developing excess throughput capacity	**Aim:** To establish the reclamation, plant throughput and deposition capacity required to process 3 million tonnes of material a month and 6 tonnes of gold production annually by FY2028 and have in place the renewable energy, data integration and employee safety and development to match.	**Aim:** To play a leading role in consolidating tailings operations in South Africa, and exploring for and operationalising international opportunities.
Ergo and FWGR • Manage the major projects in accordance with set deadlines to achieve key milestones and capital costs to come within the planned spend. • Continue focus on cash-generation, cost control in a high-inflation environment, as well as efficiency, further setting up the business for the next growth phase. • Secure renewable energy alternatives to further reduce carbon emissions and electricity costs on both operations, and particularly at FWGR, where operations will be expanding. • Actively look to expand operations into Africa. **Ergo** • Obtain regulatory approvals for the recommissioning of the Withok TSF to optimise life of mine development in the Far East Rand. • Resume deposition on the Daggafontein TSF in the first quarter of FY2027. • Significant land clean-ups at 4L10, 4L13 and 4A6 covering up to 200ha. • Consider optimal use / other opportunities for the Knights and Flotation Fine-Grind Plants. **FWGR** • Considering regional consolidation in the Far West Rand, starting with the opportunities that exist through our anchor shareholder. • Conclude investigations on new technology in the leaching process of the plant.	**DRDGOLD** • Accomplish Vision 2028 • As part of our growth phase, ensure that employee safety, development, transformation and well-being take priority, underpinned by shared values. • Through acquisitions, be able to offer integrated, sustainable tailings management solutions with international reach and, by doing this, expand our role in environmental clean-up in the interest of sustainable land use, reduced pollution and societal upliftment. • Implement various data initiatives and strategic information technology projects to consolidate our data and unlock value in data and analytics through "one source of the truth".	**DRDGOLD** • Consolidate all surface tailings in South Africa and look to international opportunities for surface mining. **Ergo and FWGR** • Unlock land value and promote sustainable land use including the Corridor of Freedom. **Water technology** • Optimise our water reticulation systems, and the use and re-use of grey or treated water in the form of AMD and treated sewerage, to contribute to the protection of South Africa's water resources. **Technology** • Big data, next quantum steps in "cracking the code" and developing models in terms of integrated, sustainable tailings management solutions. **Replicating our business model** • Consider local and international opportunities. • Consider diversification into other metals.
Related production targets: • Monthly throughput capacity: 2.15 million tonnes • Annual gold production: 4.3 - 4.6 tonnes	**Related production targets:** • Monthly throughput capacity: 3.0 million tonnes • Annual gold production: 6 tonnes	**Related production targets:** • Monthly throughput capacity: 3.0 million tonnes and beyond • Annual gold production: 6 tonnes and beyond

DRDGOLD Annual Integrated Report 2025 53

Sustainability is our business model. It is informed by the characteristics and quality of our mineral resources, our desire to mine as much of our resource as we possibly can, for as long as we can and returning value to nature and our surrounding communities. Our principal activities are: Identify and consolidate historical tailings deposits Tailings reclamation Retreatment to extract gold Energy generation Waste deposition (second generation tailings) Land rehabilitation and closure Sale of gold and financial management We grow our business by identifying, acquiring and consolidating the sources available for the large-scale retreatment of surface tailings. The reclamation of TSFs to extract gold using an on- surface, technology-driven, mechanised mining process (high-pressure hydro- mechanical mining). Reclaimed gold-bearing material is transported as slurry through an extensive network of pipelines to our metallurgical plants for retreatment and ultimately to produce doré (unrefined gold bars). Our metallurgical processing plants operate 24/7. We operate a 60MW solar PV facility integrated with a 160MWh battery energy storage system to reduce carbon emissions and create a sustainable energy future. Metallurgical plant waste is stored in two TSFs which comply to local regulation and align with the principles of international best practices to ensure their safety and stability, and contain their impact on the environment. Rehabilitation of sterilised land to support alternative, sustainable and viable economic use and, in so doing, to contribute to the reversal of mining’s environmental legacy. Rehabilitation is conducted concurrently with mining to minimise the rehabilitation to be done once a site has been depleted of gold-bearing material, but also accelerate the availability of land for post- mining opportunities that can benefit local communities and promote long-term socio- economic resilience. Gold produced is sold to generate revenue. Stable, robust management of this revenue and operating costs, together with considered capital allocation, are aimed at generating positive cash flows and sustained value creation for stakeholders. INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION Business model DRDGOLD Annual Integrated Report 2025 54

INTRODUCING DRDGOLD | STRATEGIC APPROACH | OUR PERFORMANCE | GOVERNANCE | SUPPLEMENTARY INFORMATION

Business model continued

How we create value

Creating value is a function of our strategy page 43, our external operating environment page 21 and how successfully we manage and act on the resulting risks and opportunities page 33. We seek to create overlapping and integrated value and develop our business in such a way that creates value in multiple capitals of sustainable development - mine waste to produce gold whilst minimising our burden to the environment; reposition the mine waste to safely managed mega tailings dams which are concurrently vegetated to reduce dust nuisance to the environment and surrounding communities. Key revenue drivers are the gold price and Rand/US Dollar exchange rate while primary cost drivers are the costs of contractors, labour, energy, and consumables.

Our strategy is driven by asset optimisation and sustainable development, and is premised by five key goals:

- Ensuring operational efficiency and long-term profitability
- Effective allocation of capital
- Operating in a way that leaves no value behind
- Embedding resilience in all that we do
- Adding quality to life of the people we employ or who are associated with our operations

Strategic time horizon:

Short-term (FY2025 to FY2027)	Medium-term (FY2028)	Long-term (Beyond FY2028)
To restore optionality by developing excess throughput capacity	To establish the reclamation, plant throughput and deposition capacity to process 3 million tonnes of material per month and 6 tonnes of gold production annually by FY2028 and having in place renewable energy, data integration and employee safety and development to match	To play a leading role in consolidating tailings operations in South Africa, and exploring for and operationalising international opportunities


Inputs
Financial capital
Human resources
Natural resources
Manufactured assets
Intellectual capital
Social and relationship capital
Outputs
Outcomes
Financial capital
Human resources
Natural resources
Manufactured assets
Intellectual capital
Social and relationship capital

DRDGOLD Annual Integrated Report 2025 55

What we used Inputs Financial capital Human resources Natural resources Funding needed to invest in operating, sustaining and growing our business is sourced either internally, from positive operating cash flows, or externally through debt finance. We take our role as custodians of the capital of our shareholders seriously and have established an extensive governance framework to ensure proper financial controls • Our net cash position as at 30 June 2025 was R1 306.2 million (R521.5 million as at 30 June 2024) • Incurred capex in FY2025 of R2 254.9 million to sustain and grow the business (FY2024: R2 985.7 million) • Unutilised R2 billion debt facility secured with Nedbank The efficiency of our operations is reliant on the skills, expertise, motivation and well- being of employees. Our aim is that our workforce should increasingly represent the demographics in South Africa • Total workforce (including specialist contractors) of 3410 (FY2024: 2956) • R15.8 million spent on employee training and development (FY2024: R15.8 million) • Strong leadership team in place • Experienced, committed board • Remuneration structures aimed at rewarding strategic delivery and performance Included in this are our mineral resources and reserves, the land on which they are located as well as the consumables and utilities (water and energy) used in our processes/ activities. We manage a number of tailings dams across the province which require measures to contain dust and effluent • At the start of FY2025 our Mineral Resources and Reserves consisted of: • Mineral Resources of 9.16Moz, including • Mineral Reserves of 5.53Moz • Electricity consumed 282 560MWh (FY2024: 312 333MWh) • Potable water consumption of 1 214Ml (FY2024: 988Ml) • Diesel consumption of 974 510l (FY2024: 879 532l) • Natural gas consumption of 142 500GJ (FY2024: 118 590GJ) INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION Business model continued DRDGOLD Annual Integrated Report 2025 56

INTRODUCING DRDGOLD | STRATEGIC APPROACH | OUR PERFORMANCE | GOVERNANCE | SUPPLEMENTARY INFORMATION

Business model continued

Manufactured assets

We have infrastructure that provides us with the ability to achieve the desired economies of scale – throughput volume of tailings through an extensive pipeline network to move large volumes of material from reclamation sites to our plants and ultimately to the tailings storage facilities

- Carrying value of property, plant and equipment: R8.5 billion (FY2023: R6.8 billion)

Intellectual capital

Ours is a technology-reliant business – from the mining method to the processing systems, supported by institutional knowledge, processes and technical ability. We have matched our resource with technology that achieves the requisite recovery efficiencies as we measure recoveries and residue volumes to the third decimal. The scale and sensitivity of our high volume, low-grade recovery process requires that we make extensive use of technology to monitor plant performance, capturing 40 000 distinct data inputs per minute. We manage our plants pro-actively toward a distinct set of operating parameters that enable us to maintain stable state. Electricity back-up technologies have been developed and we have installed water management systems to minimise downtime associated with rainstorms and electricity supply. Further renewable energy penetration is projected to play a significant role in fulfilling our energy requirements in future years

In addition, all that we do is underpinned by our:

- Corporate culture and values
- Corporate governance framework and supporting policies and Code of Ethics

Social and relationship capital

Constructive, honest relationships with stakeholders promote understanding of their needs and expectations. This is particularly relevant as we operate mostly within built-up areas, in close proximity to communities that are socio-economically stressed. Our socio-economic development programmes focus on communities being economically self-sustaining, with improved quality of life and meaningful engagement

What we did

Outputs

Produced	Generated revenue of	Deposited	Emitted
4 830kg of gold equivalent to 1.4kg per employee	**R7 878.2m**	**25.6Mt of mine waste/retreated tailings**	**303 996t CO_2e**
(FY2024: 5 002kg equivalent to 1.7kg per employee)	(FY2024: R6 239.7m)	(FY2024: 22.3Mt)	(FY2024: 368 581t CO_2e)

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Business model continued

What we achieve

Outcomes

Financial capital	Human resources	Natural resources

• After starting with cash on hand of R521.5 million, we generated R3 511.1 million of net cash inflow from operating activities aided by the high gold price received and re-invested R2 254.9 million in manufactured capital for the repositioning of our business to Vision 2028. Free cash flows generated: R1 227.9 million (FY2024: free cash outflow of R1 197.4 million)	• We had zero fatality at our operations (FY2024: one fatality)	• As a result of depletion due to mining activities at the end of FY2025, we decreased our:
		  ◦ Mineral Resources to 6.27Moz
		  ◦ Mineral Reserves to 5.85Moz
		We classified the Crown Complex TSF from a Mineral Resource to a Mineral Reserve and included it in Ergo's life of mine. The Daggafontein TSF was removed from the Mineral Resource Statement as it has been designated as a deposition site. Grootvlei dumps were removed from the Mineral Resource Statement as common law ownership could not be secured. A new dump 4L39 has been added and classified as a Mineral Reserve, included in the Ergo life of mine

• Operating profit: R3 523.6 million (FY2024: R2 081.3 million) aided by the high gold price and reflecting reduced production from Ergo as it enters its new phase of mining lower grade material	• Safety performance – LTIFR of 1.63 and RIFR of 0.81 per million hours worked (FY2024: 1.15 and 0.46 respectively)	• 41 792 MWh surplus solar energy delivered into the Eskom grid
• Headline earnings per share and dividend yield: 260.6 cents and 2.9% respectively (FY2024: 154.1 cents and 2.5% respectively)	• HDP employees in managerial and supervisory positions: 79% (FY2024: 78%)	• Scope 2 GHG emissions declined to 293 863t CO_2e (FY2024: 316 393t CO_2e)
• Market capitalisation at 30 June 2025: R20.5 billion (FY2024: R14 billion)	• Women employees: 27% of workforce (FY2024: 25%)	• Potable water consumption only 4% of total water consumption (FY2024: 3%)
• Dividends declared in respective of FY2025: 70 cents per share (FY2024:40 cents per share)		• Dust samples from our operations exceeding legal limits contained to 2.10% of total samples taken (FY2024: 0.45%) enabling us to also deliver into social capital to improve the quality of lives of our surrounding communities
		• 41ha of land cleared by the authorities in FY2025, bringing total land restored in the past 10 years to 520ha. In addition, the rise in applications to the NNR for rehabilitated land from 41ha in FY2024 to 76ha is a direct result of completing rehabilitation activities at several Ergo sites, allowing us to move forward with the final clean-up efforts in preparation for closure • We are currently partnering with a property development company to develop approximately 90ha of rehabilitated land for mixed use over an estimated period of 3-5 years as part of our social capital value add to unlock previously sterilised land for residential use

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Business model continued

Manufactured assets	Intellectual capital	Social and relationship capital
• 60MW solar PV facility integrated with 160MWh battery energy storage system fully commissioned and operational	• Small, skilled and experienced workforce • R15.8m spent in training and development	• Continued to maintain constructive, positive relations with key stakeholders – communities, government and regulators – to ensure our social licence to operate
• Extensive financial capital investment in construction of key assets at FWGR underway to expand capacity at the operation from 0.6tpm to 1.2mtpm and repositioned the business to consolidate mine waste in the West Rand area	• R&D programme – aims to get more out of less	• Invested R55.4m in socio-economic development projects (FY2024: R51.3m) reaching 50 communities (FY2024: 42)
• 21km dual pipeline (slurry and return water) construction under way to resume depositioning at Daggafontein	• Investigating technology in the carbon in leach circuit of metallurgical plants to improve recoveries	• Dust samples exceeding legal limits at 2.10% of total samples taken (FY2024: 0.45%), delivering into social capital to improve the quality of lives of our surrounding communities
• Regulatory approval applications for the recommissioning of the Withok TSF submitted and public participation completed and authorisation phase under way to extend Ergo's life of mine		• We are currently partnering with a property development company to develop approximately 90ha of rehabilitated land for mixed use over an estimated period of 3-5 years, to deliver social capital value add to unlock previously sterilised land for residential use

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Value-creating governance and remuneration – a summary

The Board and value creation

Our Board plays an active and engaged role in providing both strategic guidance and robust oversight. Beyond ensuring accountability, the Board contributes valuable insight that strengthens decision-making across the business. The Board consistently demonstrates integrity, competence and ethical leadership, working in tandem with management to ensure alignment with strategic objectives, foster sustainable value creation and supporting the achievement of our strategic objectives. The Board is guided by our values and purpose. They are committed to upholding the highest standards of corporate governance, with their duties and responsibilities guided by a formal charter that is reviewed annually and adapted to accommodate national and international best practice.

King IV is the cornerstone of our governance approach. Our application of its principles is embedded throughout our governance framework, allowing us to achieve the good governance principles of ethical culture, good performance, effective control and legitimacy. Disclosure on the application thereof can be found on the Company's website: https://www.drdgold.com/about-us/governance.

Board's key focus areas

During the 2025 Board strategic session, our current strategy was reaffirmed and the potential value creation from a decarbonisation strategy and plant expansions was discussed. The Board is confident that our strategy and business plans have been thoroughly de-risked and assessed by management, with long-term sustainability of the business underpinning the formulation of our strategy.

Key areas of focus FY2025

- Overseeing delivery of group strategy
- Capital allocation for decarbonisation and business expansion
- CFO succession planning
- Review of the Board evolution process

Planned focus areas FY2026

- Continued capital infrastructure development for Vision 28
- Leadership succession planning
- Delivering on group strategy

Board expertise

Every effort is made to ensure that when non-executive directors are selected, their combined skills and expertise are relevant to DRDGOLD's business and strategic and growth priorities.

Board composition

Our multi-skilled Board comprises ten directors, five of whom are independent non-executive directors; three are executive directors. An independent non-executive director has been appointed as lead independent director to support and advise the Board chairman.

The roles of the chairman and chief executive officer are clearly defined in the board charter, demonstrating a clear balance of power and authority at Board level. To read more about our directors, see page 95.


Board skills matrix
Board experience
100%
Strategic development
78%
Financial
56%
Governance/legal
56%
Mining
33%
Stakeholder management
22%
Environment and sustainability
22%
0%
50%
100%

Delivering in line with King IV

King IV principle	Responsible committee	Action taken during the year
Ethical and effective leadership	Board	• Set the tone for a culture of ethics and responsible corporate citizenship • Established a management structure that would align with the strategic objectives • Received directors' declarations of conflicts of interest
Strategy, performance and reporting	Board	• Monitored strategy implementation through quarterly board and committee meetings
Appropriate balance of knowledge, skills, experience, diversity and independence	Nominations	• Assessed the composition of the board • Conducted an evaluation of the Board, its members and its committees
Structured and delegated authority	Board	• Revised the terms of reference for the Board and committees • Revised the framework of authority for monitoring and execution of the strategy
Assurance and controls	Audit / Risk	• Examined the independent assurance on the Group's internal controls, governance systems and risk management systems
Stakeholder relationships	Social and Ethics	• Reviewed the inclusive stakeholder engagement approach to ensure balanced interests, needs and expectations of stakeholders with the best interests of the Company

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Value-creating governance and remuneration – a summary continued

Board characteristics

The diversity of our Board, in terms of their background, experience, identity, race and gender, promotes inclusivity and ensures a range of views at Board and committee meetings. This ensures unique insights and perspectives, enhances decision-making and ultimately benefits all stakeholders.

Average age:

57 years

Younger than 60 years of age:

56%


Board independence
2
2
5
Non-executive (Independent)
Executive (non-independent)
Non-executive (non-independent)


Gender diversity
2025
67%
33%
2024
67%
33%
—%
25%
50%
75%
100%
Male
Female


Racial diversity
2025
44%
56%
2024
44%
56%
—%
25%
50%
75%
100%
Black
White

Board tenure and rotation

While there is no tenure limit or prescribed retirement age for directors, there is a roster of three-yearly director rotation and re-election. The directors due for rotation at the forthcoming AGM are Tim Cumming and Charmel Flemming and the directors up for election are Andrew Brady and Henriette Hooijer.


Board tenure (years)
1
2
3
3
Less than 1 year
5-10 years
1-5 years
More than 10 years

Average period of tenure:

9 years

For more detail on our corporate governance, see the section Corporate governance, from page 100.

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Our gold is produced from mine waste, using mostly grey water and powered by our solar PV plant at Ergo. As a surface reclamation specialist, we aim to further boost our profile and our value proposition by including critical metals, which will drive the green economy. The Risk Committee oversees the company-wide assessment process to identify the key risks which could impact our ability to deliver on our strategic focus area, including Environmental, Social, and Governance (ESG). We identified the following two key risks related to climate change which remain part of our top 12 risks. Climate change physical risk Climate change presents a material risk to DRDGOLD through both physical and transition impacts. Rising temperatures, biodiversity loss, and more frequent extreme weather events heighten the vulnerability of our widespread reclamation sites and large tailings storage facilities, with potential operational disruption, environmental harm, and community impact. At the same time, evolving regulations, disclosure frameworks, carbon pricing, and stakeholder expectations create transition risks if adaptation, reporting, and compliance are not effectively managed. Together, these factors require proactive resilience measures to safeguard operations and align with global best practice. Potable water scarcity and access and cost to secondary water sources South Africa is a water scarce country, with potable water scarcity increasingly affecting both public and private sector operations. The growing gap between water demand and supply, driven by droughts, population growth, poor infrastructure, climate change, and water system mismanagement, is placing pressure on the business to secure reliable and affordable water sources. This has led to increased reliance on secondary water sources, including non-potable or contaminated water, which carry significant treatment, regulatory, environmental, and health-related risks. Failure to secure access to secondary water sources may also negatively impact production and may lead to operational disruptions. Access to these sources is also costly and can increase operational costs significantly. Inadequate water supply can also negatively impact the business from an environmental, social and regulatory aspect and may lead to competition with other water users. Strategy Climate change poses a significant risk to global prosperity and economic growth, with investors increasingly focusing on evaluating the carbon emission profile and decarbonisation potential of their assets. It has also resulted in investors holding gold in a portfolio, which ensures resilience in response to potential impacts caused by climate change. However, investors note that gold is a mined product, and the gold producers are primarily responsible for the embedded emissions in the gold supply chain. We are a member of the World Gold Council whose RGMPs address all material ESG risks associated with gold mining and also focus on advancing the UN Sustainable Development Goals. Nearly all the GHG emissions associated with gold are produced from mining operations and primarily from the consumption of electricity. Electricity purchased from Eskom contributes more than 95% of the total current reported carbon emissions of our Group's operations. This has allowed us to put forward revised energy strategies that are driven as much by cost efficiency, security of energy supply and future resilience, but simultaneously demonstrate action on emission reduction and meeting the net zero targets as put forward in the Paris Agreement. The biggest mining sector decarbonisation lever is a cleaner electricity supply and the electrification of mobility and stationary machinery, reducing Scope 1 and Scope 2 emissions. Thus, setting a clear path towards decarbonised operations would allow South Africa’s mining sector to be a prime destination for global long-term investments. The Ergo solar PV facility and integrated BESS is expected to reduce our carbon emissions by approximately 50%. FWGR's expansion will require the use of additional power, which will increase the shortfall of renewable energy consumed within our operations. We are considering wheeled renewable energy and have taken some steps towards this. The carbon emission strategy is divided into two separate phases which will be linked to the expansion plans of FWGR. Phase I of the decarbonisation strategy entails: • Securing another renewable energy source that can offset current carbon emissions. Phase II of the decarbonisation strategy entails: • Once the FWGR expansion is completed, additional renewable power will be required to further reduce the Group's carbon emissions. This may come from a combination of wheeled renewable energy and a potential expansion of Ergo's current 60MW solar PV facility. Potable water scarcity Another climate change-associated risk is potable water scarcity, particularly in South Africa. We have made significant investments over the past years in water technology solutions to reduce our reliance on potable water by maintaining a closed-water circuit to maximise the use of grey water. INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION Climate change and renewable energy DRDGOLD Annual Integrated Report 2025 62

The reality is that there are still areas, particularly in the metallurgical process of our plants, which require the use of potable water, such as the elution process. The risk of droughts caused by climate change poses a significant risk to our ability to produce gold. Therefore, it is important to invest in water conservation, efficiency measures and additional reticulation. Increased use of contaminated water in the form of treated sewage and acid mine drainage will reduce the impact on such a scarce resource and will positively impact the environment. These initiatives will further ensure that we do not compete with communities for water. Refer to the Environment review section on page 81 for a detailed analysis of water technologies and consumption in our operations. The value created by investing in renewable energy alternatives and potable water reduction technologies is explained below: Value created for the business: • Reduced cost of producing gold • Secure and uninterrupted production • Reduction in carbon footprint and alignment to climate targets and decarbonisation (net zero) pathways • Reducing vulnerability to climate transition risks and shocks, such as introducing the carbon tax • Fixed electricity tariffs and escalation rates • Back-up capabilities • Longer life-of-mine • Generation of carbon credits ê Impact on the environment, economy and society: • Lower carbon emissions as part of the green transition and decarbonisation of our economy • Reduction in the water burden in South Africa • Creation of jobs in our society • Reduced spillages and inefficiencies caused by power dips • Remaining tied to the Eskom national grid with the potential of generating excess power to be wheeled back into the grid • Reduced electricity demand freeing up capacity to mitigate load shedding at large INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION Climate change and renewable energy continued DRDGOLD Annual Integrated Report 2025 63

Our performance Our network of assets is unrivalled in South Africa and our focus is on optimising these assets to increase gold production. Our performance P65 Chief Financial Officer’s review P69 Three-year review P71 Operational performance P73 Safety and health review P77 Employee relations P81 Environmental review P89 Digital transformation and resilience P90 Community engagement and support INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION DRDGOLD Annual Integrated Report 2025 64

INTRODUCING DRDGOLD | STRATEGIC APPROACH | OUR PERFORMANCE | GOVERNANCE | SUPPLEMENTARY INFORMATION

Chief Financial Officer's review

Riaan Davel / Chief Financial Officer

"In a financial year characterised by a greater level of stability and a robust gold price, we are proud of the record revenue and profits recorded"

In a financial year characterised by a greater level of stability and a robust gold price, we are proud of the record revenue and profits recorded. We met our gold production guidance at the bottom range, but our cost per kilogram was higher. However, our Rand per ton costs were down 9% year-on-year, reflective of the higher tonnes that we were able to process, albeit at a lower yield. Our extensive capital programme in respect of Vision 2028 is also moving forward at a steady pace, notwithstanding challenges around heavy rainfall experienced in the third quarter of the financial year.

For the Group, gold production decreased by 3% year-on-year while cash operating costs per kilogram increased by 8%. Overall yield decreased by 16% impacting gold output and the cost per kilogram measure. The average gold price received increased by 31% to R1 632 275/kg, while we generated net cash inflow from operating activities of R3 511.1 million.

After capital spend of R2 254.9 million and a cash dividend payment of R431.0 million, we ended the financial year with cash and cash equivalents of R1 306.2 million and remain debt-free.

After declaring an interim dividendof 30 cents per share, we declared a final dividend of 40 cents per share. This marks the Company's eighteenth consecutive financial year in which it is paying a dividend. The dividend yield at 30 June 2025 was 2.9% and we are delighted to continue paying dividends while prioritising capital expenditure in this growth phase. Our overall facility of just over R2 billion with Nedbank Limited remains in place.

As set out in the value creation statement on page 32, and in the context of re-investment in the Company there was an increase of 8% in the total economic value distributed year-on-year. We made economic contributions to various stakeholders, including shareholders, suppliers, employees and communities. Consequently, as a business, we continue to add value to the South African economy.

We are excited to continue executing our business model and relentlessly pursuing our purpose of rolling back the environmental legacy of mining, adding to the quality of life for all our stakeholders.

In FY2026, we look forward to ongoing stability in our operations while we execute the capital projects supporting Vision 2028.

Financial performance scorecard

		2025	2024
Gold produced	kg	**4 830**	5 002
	oz	**155 288**	160 818
Gold sold	kg	**4 818**	4 989
	oz	**154 902**	160 400
Volume throughput	Mt	**25.6**	22.3
Cash operating costs	R per kg	**903 824**	833 536
All-in sustaining costs	R per kg	**1 001 214**	946 848
Average gold price received	R per kg	**1 632 275**	1 248 679
Operating profit	Rm	**3 523.6**	2 081.3
Operating margin	%	**44.7**	33.4
Capital expenditure	Rm	**2 254.9**	2 985.7
Free cash flow	Rm	**1 227.9**	(1 197.4)
Borrowings	Rm	**—**	—
Dividend declared	cps	**70**	40

Gold production

The Group's gold production for the year was 3% lower at 4 830kg, due to a 16% decline in the average Group yield from 0.225g/t to 0.189g/t. Group throughput was 15% higher, from 22.3Mt to 25.6Mt.

Gold production at Ergo was 5% lower at 3 473kg, reflecting a 21% decrease in yield to 0.178g/t. Throughput rose by 21% from 16.1Mt to 19.5Mt. The lower yield reflects both depletion of higher-grade material from clean-up activities at Ergo's completed reclamation sites and a build-up in tonnage from new, lower-grade reclamation sites. Higher throughput resulted from a year unaffected by delays in the commissioning of new reclamation sites and community-related disruptions that characterised FY2024. The yield and throughput movements point to Ergo's shift in profile going forward as a high-throughput/low-yield operation.

Gold production at FWGR was stable at 1 363kg, a consequence of both throughput and yield remaining virtually unchanged, the former at 6.1Mt and the latter at 0.222g/t. This steady-state performance was in line with current plant and deposition capacity, pending completion of the capital projects (expansion of the DP2 plant, the installation of new pipelines, and the construction of the RTSF).

Cash operating costs

Group cash operating costs increased by 4% from R4 193.3 million to R4 372.7 million. At Ergo whilst cash operating costs increased by 4% from R3 571.0 million to R3 699.2 million, they were 14% lower in R/t at R190 (FY2024: R222). This indicates a change in Ergo's cost profile going forward as a high-throughput/low-yield operation. FWGR's cash operating costs increased by 8% from R622.3 million to R673.5 million due to expansion-related staffing increases, inflationary pressures on labour costs, higher maintenance requirements for ageing plant equipment and reagent and consumable cost increases. Group cash operating costs per kilogram were 8% higher at R903 824/kg compared to R833 536/kg in FY2024, reflecting the increase in total cash operating costs for Ergo and FWGR, and a decrease in the gold sold.

All-in sustaining costs (AISC)

AISC increased by 2% from R4 724.1 million to R4 821.8 million, due mainly to increases in cash operating costs and a decrease in sustaining capital expenditure. Group AISC was R1 001 214/kg compared to R946 848/kg in FY2024.

Ergo's AISC was R1 149 134/kg compared to R1 066 948/kg driven by the increase in cash operating costs and the increase in sustaining capital expenditure from R244.3 million to R265.5 million. FWGR's AISC was R549 187/kg compared to R543 553/kg, due to an increase in cash operating costs and the increase was offset by a decrease in sustaining capital expenditure from R77.8 million to R33.8 million.

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INTRODUCING DRDGOLD | STRATEGIC APPROACH | OUR PERFORMANCE | GOVERNANCE | SUPPLEMENTARY INFORMATION

Chief Financial Officer's review continued

Operating profit

Operating profit was 69% higher at R3 523.6 million in FY2025 from R2 081.3 million in FY2024, mainly due to a 31% increase in the average Rand gold price that was partially offset by cost pressures that resulted in a 4% increase in cash operating costs.

Our profits are sensitive to fluctuations in the gold price as we are a price taker and do not enter into hedges or forward contracts, unless in response to a specific business risk, such as liquidity.

The diagram below illustrates the impact that a 20% increase or decrease in the average Rand gold price would have had on our FY2025 revenue and operating profit, keeping all other variables constant.

Revenue

20% decline
in gold price = R(1.6) billion

20% increase
in gold price = R1.6 billion

Operating profit

20% decline
in gold price = R(1.6) billion

20% increase
in gold price = R1.6 billion

The table below illustrates a five-year analysis of operating profit at each level of the average gold price received.

Historical operating profit

	Average gold price received	Cash operating costs	Total operating profit*
	R per kg	R per kg	Rm
2021	917 996	540 338	2 170.7
2022	894 409	600 875	1 685.1
2023	1 041 102	697 382	1 819.0
2024	1 248 679	833 536	2 081.3
2025	**1 632 275**	**903 824**	**3 523.6**

** Comprising Ergo and FWGR operating profit of R1 982.1 million (2024: R991.4 million) and R1 541.5 million (2024: R1 089.9 million) respectively.*

Dividend declared

We declared a dividend of 70 cents per share in respect of FY2025, despite our extensive capital programme to reposition our business, delivering on our policy to pay out a dividend in respect of each financial year. The Group remains free of bank debt mainly as a result of sustained high Rand gold price levels.

Summarised group statement of profit and loss

	2025 Rm	2024 Rm
Revenue	**7 878.2**	6 239.7
Cost of sales	**(4 747.7)**	(4 429.9)
Gross profit from operating activities	**3 130.4**	1 809.7
Other income	**—**	2.0
Administration expenses and other costs	**(213.8)**	(199.3)
Finance income / (expense) – net	**150.4**	204.5
Profit before tax	**3 067.1**	1 816.9
Income tax	**(824.4)**	(488.2)
Profit for the year	**2 242.7**	1 328.7

Revenue

Revenue increased by 26% to R7 878.2 million, comprising R5 671.5 million from Ergo and R2 206.7 million from FWGR. This is due mainly to the 31% increase in the average gold price received from R1 248 679/kg to R1 632 275/kg.

Cost of sales

Cost of sales is mainly made up of materials, contractors, labour, electricity and depreciation. In FY2025 cost of sales increased to R4 747.7 million from R4 429.9 million in FY2024.


Operating costs (%)
2025
30%
20%
17%
12%
10%
5%
4%
1%
Materials
Contractors
Labour
Electricity
Other
Security expenses
Machine hire
Water

Administration expenses and other costs

Administration expenses and other costs increased mainly driven by inflation.

Included in administration expenses and other costs in FY2025 is the expense for the equity-settled long-term incentive scheme, which increased by 14% from R26.4 million to R30.1 million due to the higher grant date fair value for recent grants.


Operating costs (%)
2024
30%
20%
18%
14%
8%
4%
5%
1%
Materials
Contractors
Labour
Electricity
Other
Security expenses
Machine hire
Water

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INTRODUCING DRDGOLD | STRATEGIC APPROACH | OUR PERFORMANCE | GOVERNANCE | SUPPLEMENTARY INFORMATION

Chief Financial Officer's review continued

Finance income/(expense) – net

Finance income decreased from R280.8 million to R223.8 million, as a result of the decrease in cash and cash equivalents held during the year to fund the capital expansion programme at both operations.

Finance expense decreased from R76.4 million to R73.4 million. Included in the finance expense is the unwinding of provision for environmental rehabilitation of R58.6 million compared to R56.3 million in FY2024.

Income tax

Both Ergo and FWGR were not in a tax-paying position in the current year due to the higher capital expenditure, which reduced taxable income through accelerated capital allowances. Consequently, deferred tax increased from R388.5 million to R824.4 million.

The forecast weighted average tax rate of Ergo has remained at 25% for FY2025 and the forecast weighted average tax rate for FWGR has remained at 29% for FY2025.

Summarised group statement of financial position

	2025 Rm	2024 Rm
Non-current assets		
Property, plant and equipment	**8 542.2**	6 794.9
Investments in rehabilitation obligation funds and other funds	**1 002.8**	912.5
Other non-current assets [1]	**379.2**	226.0
Deferred tax asset	**38.3**	23.4
Current assets		
Inventories	**522.6**	460.0
Current tax receivable	**4.3**	33.1
Trade and other receivables	**329.6**	479.0
Assets held for sale	**120.8**	—
Cash and cash equivalents	**1 306.2**	521.5
Total assets	**12 246.0**	9 450.4
Equity	**8 883.0**	6 889.4
Non-current liabilities		
Provision for environmental rehabilitation	**558.7**	616.8
Deferred tax liability	**1 781.8**	958.0
Liability for post-retirement medical benefits	**11.3**	10.4
Non-current portion of lease liabilities	**10.0**	22.3
Current liabilities		
Trade and other payables	**964.3**	917.4
Other current liabilities [2]	**37.0**	36.1
Liabilities directly associated with the assets held for sale	**9.9**	—
Total equity and liabilities	**12 246.0**	9 450.4

[1] Includes payments made under protest and investments in other entities of R56.7 million (FY2024: R45.6 million) and R322.5 million (FY2024: R180.4 million) respectively.

[2] Includes current portion of lease liabilities of R7.4 million (FY2024: R6.9 million) and current tax liabilities of R29.5 million (FY2024: R29.2 million).

Property, plant and equipment

Capital additions for the year amounted to R2 199.9 million as the Group progresses with its capital expansion programme at Ergo and FWGR. This is a decrease from FY2024 (R3 113.9 million), due to the commissioning of the solar plant and battery energy storage system in November 2024. More information on the capital projects is provided in the Operational performance section on pages 71 to 72.

Investments in rehabilitation obligation funds and other funds

Rehabilitation obligation funds

The use of the funds in the Guardrisk cell captive is restricted and may only be used for environmental rehabilitation activities within the DRDGOLD group of companies. The increase is attributable to interest earned.

Other funds

The increase in the balance is attributable to interest earned on the other funds held in the Guardrisk cell captive.

Other non-current assets

Included in non-current assets are equity investments at fair value through other comprehensive income of R322.5 million (FY2024: R180.4 million). This is comprised mainly of DRDGOLD's 11.3% interest in Rand Refinery Proprietary Limited, the fair value of which was estimated at R302.0 million on 30 June 2025 compared to R166.8 million at 30 June 2024.

The fair value is estimated using the income approach and discounted cash flow method, with both observable and non-observable inputs. The increase is due mainly to an increase in the enterprise value of the refining operations of Rand Refinery. The enterprise value of the refining operations of Rand Refinery increased as a result of higher throughput and a significant increase in forecast commodity prices.

DRDGOLD Annual Integrated Report 2025

67

Inventories Included in inventories is R285.0 million relating to consumable stores (FY2024: R250.7 million), R137.8 million of gold bullion (FY2024: R105.6 million), R65.8 million gold in process (FY2024: R79.9 million) and R33.9 million ore stockpiles (FY2024: R23.8 million). Trade and other receivables Included in trade and other receivables are prepayments made towards capital projects of R163.0 million (FY2024: R123.5 million), R93.9 million of VAT receivable (FY2024: R273.3 million) and other receivables of R72.7 million (FY2024: R82.2 million). Assets held for sale In November 2023, Ergo purchased a 50.25% interest in Stellar Energy Solutions Proprietary Limited (Stellar), a renewable energy company with a project to develop a 150MW solar plant in Polokwane, Limpopo. Ergo also extended funding to develop the project to financial close. Following a strategic review, the Board decided to sell Ergo's shareholding in Stellar to focus on the Group's core mining activities. There is an ongoing active sale process, expected to be concluded during FY2026. Subsequent to year-end, Ergo issued a conversation notice to convert its loan into equity, which will increase its shareholding to 89.94%. Cash and cash equivalents Cash and cash equivalents increased by R784.7 million (FY2024: decreased by R1 948.1 million) after paying dividends of R431.0 million (FY2024: R731.7 million), capital expenditure of R2 254.9 million (FY2024: R2 985.7 million) and receiving income tax of R25.7 million (FY2024: paid income tax of R72.5 million). Provisions for environmental rehabilitation The provision for environmental rehabilitation decreased by R58.1 million to R558.7 million as a result of the following: • Change in estimate recognised in profit or loss of R98.0 million, reducing the liability as a result of Crown Complex being classified as a Mineral Reserve and now included in the Life of Mine, resulting in a change in its rehabilitation methodology, from in situ to red earth footprint rehabilitation. • Change in estimate recognised in property, plant and equipment of R7.4 million, increasing the provision, which takes into account inflationary increases in rehabilitation costs and the expansion of FWGR infrastructure. • Payments of R26.1 million (FY2024: R24.7 million) made for vegetation of 40ha of the Brakpan TSF and 4.4ha of the Driefontein 4 TSF decreasing the provision. • Unwinding of R58.6 million (FY2024: R56.3 million) was recognised increasing the provision. Deferred tax liability The deferred tax liability increased mainly due to the acquisition of property, plant and equipment that has been fully claimed as accelerated capital deductions for income tax. The forecast weighted average deferred tax rate of Ergo has remained at 25% for FY2025, and the forecast weighted average tax rate for FWGR has remained at 29% for FY2025. Trade and other payables The increase in trade and other payables is a result of an increase in provisions and accruals. The current ratio has increased from 1.6:1 in FY2024 to 2.3:1 in FY2025. Summarised group statement of cash flows 2025 2024 Rm Rm Net cash inflow from operating activities 3 511.1 1 845.2 Net cash outflow from investing activities (2 283.3) (3 042.6) Net cash outflows from financing activities (443.1) (750.7) Net decrease in cash and cash equivalents 784.7 (1 948.1) Effect of exchange rate fluctuations on cash — (1.7) Cash and cash equivalents at the beginning of the year 521.5 2 471.4 Cash and cash equivalents at the end of the year 1 306.2 521.5 Included in net cash flows from operating activities: Working capital changes 79.0 (123.8) Trade and other receivables 110.4 (296.2) Payment made under protest (6.6) (12.8) Consumable stores and stock piles (48.3) (12.9) Trade and other payables 23.5 198.1 Net cash flows from operating activities Free cash inflow was R1 227.9 million compared with free cash outflow of R1 197.4 million in FY2024, primarily driven by an increase in cash generated from operations, supported by an increase in the Rand gold price. Net cash flows from investing activities Net cash flow from investing activities comprises capital expenditure of R2 254.9 million (FY2024: R2 985.7 million) and environmental payments to reduce decommissioning liabilities of R26.1 million (FY2024: R23.4 million). Working capital changes Working capital changes amounted to a cash inflow of R79.0 million in comparison with a cash outflow of R123.8 million in the previous year, mainly as a result of a decrease in trade and other receivables after VAT input from the import of the battery storage system was received from SARS and an increase in trade and other payables balance at year-end. Free cash flow (Rm) 1 126.8 871.6 469.1 (1 197.4) 1 227.9 Free cash flow (Rm) 2021 2022 2023 2024 2025 -1600 -1200 -800 -400 0 400 800 1200 1 It is calculated by deducting cashflow from investing activities from cashflow from operating activities. Capital spend Rm 2021 395.7 2022 584.1 2023 1 145.2 2024 2 985.7 2025 2 254.8 Outlook Our production guidance for FY2026 is between 140 000 ounces and 150 000 ounces of gold at cash operating costs of approximately R995 000/kg. To achieve Vision 2028, the planned total capital growth investment forecast for the medium-term is around R7.8 billion. Riaan Davel / Chief Financial Officer 28 October 2025 INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION Chief Financial Officer's review continued DRDGOLD Annual Integrated Report 2025 68 (1)

INTRODUCING DRDGOLD | STRATEGIC APPROACH | OUR PERFORMANCE | GOVERNANCE | SUPPLEMENTARY INFORMATION

Three-year review

		2025	2024	2023
GROUP OPERATING RESULTS				
Ore milled	'000t	**25 613**	22 268	23 032
Yield	g/t	**0.189**	0.225	0.229
Gold produced	kg	**4 830**	5 002	5 282
	oz	**155 288**	160 818	169 820
Gold sold	kg	**4 818**	4 989	5 273
	oz	**154 902**	160 400	169 531
Average price received	R/kg	**1 632 275**	1 248 679	1 041 102
	$/oz	**2 797**	2 077	1 823
Cash operating costs	R/kg	**903 824**	833 536	697 382
	$/oz	**1 549**	1 386	1 221
Sustaining capital expenditure	Rm	**300.6**	324.8	476.3
All-in sustaining costs	R/kg	**1 001 214**	946 848	827 148
	$/oz	**1 716**	1 575	1 449
GROUP PERFORMANCE INDICATORS				
Operating margin	%	**44.7**	33.4	33.1
All-in sustaining costs margin	%	**38.8**	24.3	20.6
Headline earnings per share	cps	**260.6**	154.1	148.2
Return on equity	%	**25.2**	19.3	20.4
ASSET AND DEBT MANAGEMENT				
Free cash inflow / (outflow)[1]	Rm	**1 227.9**	(1 197.4)	469.1
Current ratio	times	**2.3**	1.6	4.5
Debt to equity ratio		**-**	-	-
Interest cover[2]	times	**-**	-	-
Net asset value per share	cents	**1 027**	797	726
MARKET VALUE AND SHAREHOLDER RETURNS				
Market price per share	cents	**2 373**	1 570	1 992
Ordinary shares in issue		**864 588 711**	864 588 711	864 588 711
Market capitalisation	Rm	**20 517**	13 574	17 223
Price earnings ratio	times	**9.1**	10.2	13.4
Market / book ratio	times	**2.3**	2.0	2.7
Dividend declared per share[3]	cents	**70**	40	85
Dividend yield	%	**2.9**	2.5	4.3

[1] *Cash flow from operating activities less cash flow from investing activities.*

[2] *No interest cover ratio for FY2025 and FY2024 as we do not have external borrowings at year end.*

[3] *Includes dividend of 40cps declared subsequent to year end, in respect of FY2025.*

DRDGOLD Annual Integrated Report **2025** 69

INTRODUCING DRDGOLD | STRATEGIC APPROACH | OUR PERFORMANCE | GOVERNANCE | SUPPLEMENTARY INFORMATION

Three-year review continued

		2025	2024	2023
GROUP SUSTAINABILITY INDICATORS				
Total economic value distributed	Rm	**5 233**	4 854	4 906
Value distributed to employees - salaries, wages and other benefits	Rm	**747**	735	663
Total socio-economic development spend	Rm	**55.4** LA	51.3 LA	55.2 LA
Fatalities		**—** LA	1 LA	— LA
Lost time injury frequency rate		**1.63** LA	1.15 LA	1.49 LA
Reportable injury frequency rate		**0.81** LA	0.46 LA	1.09 LA
Women in mining (% of total staff)	%	**27**	25	25
Historically disadvantaged South Africans	%	**79**	78	75
Cyanide	tonnes	**6 760** LA	6 189 LA	5 996 LA
Scope 1 CO_2 emissions	tonnes	**10 062** LA	9 095 LA	8 570 LA
Scope 2 CO_2 emissions	tonnes	**293 863** LA	316 393 LA	359 909 LA
Total CO_2 emissions	tonnes	**303 996** LA	325 607 LA	368 581 LA
Electricity consumption	MWh	**282 560** LA	312 333 LA	333 249 LA
Diesel consumption	litres	**974 510** LA	879 532 LA	951 788 LA
Natural gas consumption	GJ	**142 500** LA	118 590 LA	104 806 LA
Potable water sourced externally	Ml	**1 214** LA	988 LA	2 380 LA
Total dust exceedances		**31** LA	6 LA	12 LA
Concurrent vegetation of tailings storage facilities	hectares	**44** LA	40 LA	25 LA
Land rehabilitated and clearance from National Nuclear Regulator	hectares	**41** LA	— LA	30 LA
Land clearance applications lodged with the National Nuclear Regulator[1]	hectares	**76** LA	41	—
EXCHANGE RATES				
Average rate	R:US$	**18.15**	18.70	17.76
Closing rate	R:US$	**17.75**	18.19	18.83

[1] During the materiality process undertaken, a decision was made to assure land clearance applications lodged with the National Nuclear Regulator (NNR) from FY2024.

LA Limited assurance.

DRDGOLD Annual Integrated Report 2025 70

INTRODUCING DRDGOLD | STRATEGIC APPROACH | OUR PERFORMANCE | GOVERNANCE | SUPPLEMENTARY INFORMATION

Operational performance

Our operations are based on ultra-volume and almost nano-gold extraction. Our model is extremely sensitive to volume and extraction efficiencies. Rising costs and diminishing grade means that we need to optimise every tonne by reclaiming as much gold from it as we can. Maintaining the required throughput capacity is an essential element of unit cost management (R/t). This involves establishing and maintaining the requisite infrastructure to deliver the right mix at the appropriate rate to the plant, while implementing measures to counteract throughput risk.

2025	Ergo	FWGR	Group
Volume throughput ('000t)	**19 487**	**6 126**	**25 613**
Gold production (kg)	**3 473**	**1 357**	**4 830**
Yield (g/t)	**0.178**	**0.222**	**0.189**
Cash operating costs per kilogram (R/kg)	**1 064 447**	**492 049**	**903 824**
Cash operating costs (R/t)	**190**	**110**	**171**

2024	Ergo	FWGR	Group
Volume throughput ('000t)	16 101	6 166	22 268
Gold production (kg)	3 639	1 363	5 002
Yield (g/t)	0.226	0.221	0.225
Cash operating costs per kilogram (R/kg)	974 764	458 207	833 536
Cash operating costs (R/t)	222	101	188

Overview of Group operations

The Ergo plant currently treats around 1.65Mtpm of material. On average, a total of 500ktpm is delivered by City Deep, 400ktpm by Knights and the balance from other sites such as Rooikraal, Benoni/Van Dyk and 5L27.

The Knights plant and City Deep operate as milling and pump stations and feed material to the Ergo metallurgical plant. Material treated is then deposited onto the Brakpan TSF. With Knights' rapidly depleting reserves, opportunities are being evaluated to reclaim material from more challenging environments such as remnants left from historic mining activities and environmentally sensitive areas like wetlands, resulting in the rehabilitation of severely degraded areas. High grades make the difficult areas more profitable. Ergo commissioned 4L14 (Knights) during the current financial year to replace the depleted high-grade reclamation sites, as operations transition to higher volume, lower grade sites.

FWGR's DP2 metallurgical plant currently treats up to around 0.5Mtpm of material from Driefontein 5 and Driefontein 3. Material is deposited on the Driefontein 4 TSF.

Our metallurgical plants use carbon-in-leach (CIL) metallurgical processes to recover gold from slurry. Most of the Group's reclamation activities involve the reclamation of slime. Monitor guns are operated by trained individuals with direct high-pressure water jets at targeted areas. The slime is dislodged and mixed with water and the resulting slurry is pumped to the metallurgical treatment plant for processing. Sand is reclaimed using mechanical front-end loaders, repulped with water on vibrating screens and pumped to the plants.

Increasing deposition capacity is critical for the Group, as both Brakpan TSF and Driefontein 4 TSF are in their final stages of operating life. We are actively pursuing and executing avenues to increase deposition capacity as quickly and efficiently as possible, as a delay may result in reduced deposition rates or a halt in deposition, which will have an adverse financial impact on our business.

Research and development

Partnership with Wits School of Chemical and Metallurgical Engineering

Our partnership with the University of the Witwatersrand (Wits) School of Chemical and Metallurgical Engineering saw Ergo continue funding appropriate research projects by post-graduate students with a view to improving Ergo's operating efficiencies and the evaluation of alternative process options. We are now in year two of the 5-year extension, in terms of this partnership Ergo will contribute funding of R1.5 million per year.

In-house research capability

Ergo enhanced its research capabilities in 2019 and 2020. Additional metallurgical resources were recruited, and a second research facility was constructed and equipped, also servicing our rapidly growing interest of DRDGOLD on the Far West Rand.

South African Minerals to Metals Research Institute

DRDGOLD continues to support the South African Minerals to Metals Research Institute, an association of major players in the minerals industry, academia and government with the vision and strategy of promoting the sustainable development of the South African minerals processing industry through the development of globally competitive, innovative technology driven by people with world-class skills.

Information and communication technology

Our aim is to establish an information technology platform capable of rapid and dynamic integration of ever-evolving technology tools, to adapt to a changing reality and to consider our position on automation both with regard to:

- Its potential impact on employment.
- Our position on the nature of the interface or social relationship between people and automated technology.

We must develop capacity and the skillset to execute and to integrate the logistical ability to move large volumes, turn environmental liabilities into profit, have adequate information, analysis and test work and ensure that management systems fit.

These include optimising costs, productivity for industrial machinery at Ergo, creating more robust processes and systems for near real-time outputs based on integrated inputs to deliver on approved long-term plans. Refer to page 89 for the Digital transformation and resilience section for more information on the various other projects currently underway.

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ERGO operations Production Gold production at Ergo was 5% lower from 3 639kg to 3 473kg, reflecting a 21% decrease in yield from 0.226g/t to 0.178g/t. Throughput rose by 21% from 16.1Mt in FY2024 to 19.5Mt in FY2025. The lower yield reflects both depletion of higher-grade material from clean-up activities at Ergo’s completed reclamation sites and a build-up in tonnage from new, lower- grade reclamation sites. Higher throughput resulted from a year unaffected by delays in the commissioning of new reclamation sites and community-related disruptions that characterised FY2024. The yield and throughput movements point to Ergo’s shift in profile proceeding as a high-throughput/ low-yield operation. The ball mills make a relatively high-grade material contribution to the Ergo plant and allow for systematic reclamation and treatment of previously untreatable coarse sand material through the plant. The reclamation of these remnant sites makes a significant contribution to the rehabilitation efforts in the Benoni Cluster area and the project is expected to continue for at least another three to four years. Remnant sand resources in the old Crown Mines and City Deep areas are targeted with a view to final land clearance and rehabilitation of a number of legacy reclamation areas. In addition to the final clearance of the land, a significant contribution to the operational profitability of the City Deep section has been realised. Tailings storage facility (TSF) The safety of any dam (including a TSF) that is classified in terms of Dam Safety Regulations under the National Water Act 36 of 1998 as a dam with a safety risk, is overseen by the Dam Safety Office (DSO) of the Department of Water and Sanitation (DWS).Both the Brakpan and Daggafontein TSFs are classified category III, "Large" dams with High hazard potential under the National Water Act 36 of 1998. This classification the owner to meet strict standards for design, operation and maintenance and safety, including submitting a five-yearly Dam Safety Evaluation (DSE) prepared by an independent Approved Professional Person (APP), and an accompanying implementation programme (form DW19E). Ergo has fulfilled these obligations with DSE reports submitted in 2013, 2018 and 2021, incorporating necessary design amendments aligned with its deposition plans.The APP for the Daggafontein TSF submitted the DSE and form DW19E to the DSO on 6 October 2025. On 2 October 2025, the DSO approved Ergo’s newly appointed APP for the Brakpan TSF to conduct its DSE and submit a form DW19. The DSO retains the discretion to reject any APP recommendations and may impose additional conditions or restrictions on the facility’s operation. The Brakpan TSF is a mature facility and approaching its final phase as a mega-volume tailings storage facility. In light of Ergo's future production plans, Ergo has commenced with the process of recommissioning the adjacent Withok TSF, to create additional 310Mt of deposition capacity and a life of 20 years at an eventual deposition rate of 1.3Mtpm. The requisite public participation process has been completed, and the project is in its authorisation phase. Commissioning is planned to occur within the next three to four years. Ergo plans to maintain its current deposition rate of 1.65Mt per month for another three to four more years before moving onto the adjacent Withok TSF. The regulatory process to recommission Withok is complex and the regulator may not approve all aspects of the envisaged design. The footprint and location of the facility also make for a challenging construction process, and thus may result in target dates not being met, and planned throughput rates not being achieved.Each operation closely monitors the geo-technical integrity of its TSFs against defined parameters, with any deterioration potentially leading to reduced or suspended throughput. Capital projects Ergo’s capital spend was R605.6 million. The majority of the spending relates to the projects underway for the expansion of deposition capacity. Work to resume the Daggafontein TSF, as depositional capacity, is currently underway. The TSF is expected to have a deposition capacity of 120Mt and a life of 20 years, at a deposition rate of 500 000tpm. Resumption is expected to be completed in the first quarter of FY2027. Construction of the 21km dual pipeline (tailings and return water) linking Ergo's Brakpan plant with the TSF is well advanced and on schedule for completion in time for the commissioning of the Daggafontein TSF. Additional deposition capacity for Ergo creates an extraordinary new vision of the future “face” of the vast area of land currently occupied by the three mine dumps comprising the Crown Complex, located immediately to the southeast of Johannesburg’s Central Business District around Nasrec. We plan to reclaim these dumps and retreat them through Ergo, creating what is referred to as a “corridor of freedom”, hundreds of hectares of previously sterilised land cleared for redevelopment, linking Johannesburg with Soweto. This will result in a solution to the significant environmental burden in terms of dust and water management. FWGR operations Production Gold production at FWGR was stable at 1 357kg, a consequence of both throughput and yield remaining virtually unchanged, the former at 6.1Mt and the latter at 0.222g/t. This steady-state performance was in line with current plant and deposition capacity, pending completion of the capital projects (expansion of the DP2 plant, the new pipelines, and the RTSF). Tailings storage facility (TSF) The Driefontein 4 TSF is an upstream cyclone depositioning TSF at a capacity of 500kt per month. Towards the end of calendar year 2026, the depositioning is scheduled to reduce as this TSF is reaching the final stages of its operating life. The construction of the RTSF is progressing well, notwithstanding some delays due to the weather. With a total deposition capacity of 800Mt at an eventual deposition rate of 2.4Mtpm, one-third of the RTSF is expected to be completed in the first quarter of FY2027 to align with the commissioning of the DP2 plant expansion. Construction of the rest of the RTSF will continue simultaneously with the start of deposition. Capital projects FWGR’s capital spend for FY2025 was R1 593.1 million, driven by the ongoing key projects such as RTSF construction with the DP2 expansion and related pipeline infrastructure. The DP2 plant expansion is progressing well, and completion is expected in the first quarter of FY2027. In terms of the DP2 / RTSF pipeline infrastructure, 90km of the 135km pipeline, consisting of a slurry pipeline, two residue pipelines and a return water pipeline linking the plant and the RTSF, have been constructed. Included in the work so far was the successful under-passing of the N12 highway and the crossing of five provincial roads. OUTLOOK Ergo's near and medium-term outlook is to increase deposition capacity. Resumption of Daggafontein as a deposition facility is anticipated to be completed in the first quarter of FY2027 to increase deposition capacity by 120Mt. Completion of the construction of the 21km dual pipeline (tailings and return water) is anticipated to be completed in time for the commissioning of the Daggafontein TSF. At FWGR, we anticipate completing one third of the RTSF to align with the commissioning of DP2 plant expansion in the first quarter of FY2027. Completion of the DP2 / RTSF pipeline infrastructure is anticipated to be completed in time for the commissioning of the DP2 plant expansion. INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION Operational performance continued DRDGOLD Annual Integrated Report 2025 72

1.63 LA Lost time injury frequency rate We are responsible for the safety of our employees and our assets and take every measure to protect them from harm in the workplace. Overview Our employees are our most valuable asset, and to deliver on our strategy, we must maintain a physically and emotionally safe workplace by promoting a culture of safety, combining training and equipment appropriately and maintaining a culture of continuous learning. SAFETY AND HEALTH REVIEW AT A GLANCE zero LA 0.81 LA number of fatalities reportable injury frequency rate (RIFR) INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION Safety and health review DRDGOLD Annual Integrated Report 2025 73

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Safety and health review continued

Health and safety management

In South Africa, we must comply with the three main pieces of legislation:

- Mine Health and Safety Act (MHSA)
- Occupational Diseases in Mines and Works Act (ODMWA)
- Compensation for Occupational Injuries and Diseases Act (COIDA)

We also have robust policies and procedures in place to guarantee safe mining operations. The Social and Ethics Committee, through delegation by the Board, is accountable for the health and safety of employees.

We have a specialised team that conducts risk assessments and implements effective risk management strategies to prioritise health and safety. Several employees are trained in different levels of first aid to treat injuries in line with our duty of care. Ergo has an on-site clinic for immediate medical evaluation where employees are monitored frequently until they are declared fit for duty. Ergo makes use of a private hospital to provide further medical treatment when necessary. FWGR makes use of the services of Fountain Private Hospital located approximately 2km from the operation, with Princemed, a private medical operator, as an emergency response team.

All our permanent employees are required to be members of a private medical aid scheme. We subsidise two-thirds of the total member contribution except FWGR, which contributes 60% for Category 4 to 8 employees and 50% for the rest of the employees. During FY2025, the Group contributed R60.1 million (FY2024: R52.5 million) to private medical aids on behalf of employees. To ensure our employees receive quality medical treatment at our operations, we employ a part-time occupational health practitioner, three permanent nurses and retain the services of a private medical emergency response team.

In continuously striving for this, we ultimately deliver into UN SDG 8: Decent work and economic growth.

	Ergo	FWGR	2025	Ergo	FWGR	2024
Number of fatalities	— [LA]	— [LA]	— [LA]	1 [LA]	— [LA]	1 [LA]
Reportable injuries	5	2	7	4	—	4
RIFR	0.72 [LA]	1.23 [LA]	0.81 [LA]	0.53 [LA]	— [LA]	0.46 [LA]
LTI	12	2	14	9	1	10
LTIFR	1.72 [LA]	1.23 [LA]	1.63 [LA]	1.18 [LA]	0.92 [LA]	1.15 [LA]
Minor injuries	14	4	18	28	—	28
Total hours worked (millions)	7.0	1.6	8.6	7.6	1.1	8.7
Part-time health and safety representatives	144	11	155	171	11	182
Ratio of part-time health and safety representatives to one employee	1:13	1:20	1:16	1:13	1:20	1:16
Section 54 notices	—	—	—	1	—	1
Section 55 Notices	—	—	—	—	—	—

[LA] *Limited assurance*

DRDGOLD Annual Integrated Report 2025 74

Safety and health activities We are committed to a health and safety strategy that identifies and eliminates health and safety threats through regular monitoring and intervention, ensuring a safe working environment for all permanent employees and contractors. All our operational sites are continuously monitored for hazards and risks, which are ranked in terms of severity, duration of exposure and probability of a negative outcome. Our induction process ensures that all visitors to our sites are made aware of potential safety hazards and emergency procedures. Our community members, including illegal miners, are made aware of the hazards of accessing mine property by means of safety signs at all our reclamation and deposition sites. We undertake weekly safety topic updates, weekly and monthly contractors’ meetings and annual inductions to ensure safety and health communication and engagement with our employees and contractors on site in line with our risk assessment process. During FY2025, we rolled out various initiatives and campaigns focused on promoting safety and health awareness across our business. Safety campaigns Integrated safety management solution initiative An integrated risk management solution underpinned by international standards was implemented in 2020, as part of Ergo’s goal of achieving zero harm. This application consists of several integrated modules: a baseline risk assessment module, an evaluation module, a job safety analysis module, a planned task observation module and an investigation module. To continuously identify existing hazards and possible events, a risk assessment team is in place to perform initial assessments on potential risks. This team also ensures that the appropriate hazard mitigation actions are in place. During the financial year, FWGR also commenced the process to implement the integrated risk management tool. The risk module not only assesses risk but also ensures that risks are managed accordingly using the hierarchy of controls. This is critical to further enhancing our workplace health and safety. Codes of practices, procedures and baseline risk assessments All of our codes of practice and procedures are reviewed periodically to ensure that they contain the most up-to-date information for employees to work safely. This forms part of our ongoing commitment to zero harm for all employees and contractors. These procedures are then briefed to all relevant employees by their supervisors. In addition to this, employees attend discipline procedure facilitated training on an annual basis. Safety performance incentive system at FWGR To stimulate improved performance from the safety representatives and foremen, FWGR implemented a reward incentive system for safety performance. This reward system is still in its inception phase, but will aim to improve the identification, reporting and addressing of safety hazards and ultimately minimise incidents. The criteria used to select the best safety representative are the number of actioned reports for the month and for the foremen, the workplace safety files and the hazards identified in their sections. Section 22 and 23 campaign at FWGR Over the last quarter of FY2025, our safety initiative focused on Sections 22 and 23 of the MHSA. The campaign aims to raise awareness among employees and contractors about their duties and responsibilities in the workplace. The campaign also equips them with the knowledge to apply these provisions to reduce incidents. It also emphasises the importance of reporting and addressing any conditions that may pose harm to themselves or their colleagues. This initiative was introduced in response to investigation findings, which revealed that some employees had normalised unsafe conditions without taking corrective action. To drive the campaign, we engaged employees and contractors in all safety gatherings and ensured that information on Sections 22 and 23 of the MHSA was prominently displayed on notice boards and other accessible areas. The Section 22 and 23 initiatives will run concurrently with the Vula Mehlo campaign to ensure that employees remain alert to workplace hazards while also being informed of their rights and responsibilities. Silly Season campaign at FWGR During the first half of the year, which included the festive season, FWGR reinforced the Vuli Mehlo campaign and launched the Silly Season Campaign. This was done earlier than usual to accommodate the period when workplace incident risks typically increase, as employees may become distracted. The aim was to encourage employees to take ownership of risks and to remain mindful of safety in all situations, particularly where complacency might lead to a lack of prioritisation of safe practices. The campaign was presented in the form of a calendar that featured a range of safety topics, focusing on high-risk areas within the plant as well as information provided by the Minerals Council. The topics covered included the following: • 16 Days of Activism against Gender-Based Violence • HIV Aids • Noise over Exposure • Lock out • Fatigue • Trackless Mobile Machinery Operation • Road Safety • Drinking and drug abuse in the workplace The campaign topics were effectively communicated across all health and safety meeting platforms and monitored among employees and contractors to ensure the intended objectives were achieved. Eye protection Hands up for safety campaign - ERGO In December 2024, the “Hands Up for Safety” campaign was rolled out across all operations, highlighting the importance of hands and fingers as our most vital and irreplaceable tools. As part of the campaign, a safety pledge was introduced in which both management and employees received pledge cards and were encouraged to dedicate their pledge to someone meaningful in their lives. Employees were further urged to keep the card with them as a constant reminder that working safely protects not only themselves but also their loved ones. INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION Safety and health review continued DRDGOLD Annual Integrated Report 2025 75

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Safety and health review continued

Hand and finger safety campaign

Inclement weather campaign at ERGO

As part of our commitment to achieving zero harm and ensuring that every employee returns home safely, we ran a campaign on Cold Stress Management. Employees were reminded of the importance of dressing in layers during colder days, taking regular breaks in designated warm areas, and changing into dry clothing if they become wet. In addition, toolbox meetings highlighted the risks associated with fires in enclosed spaces and reinforced general safety precautions when using heaters.

Health and wellness campaigns

World AIDS Day initiative

World AIDS Day was commemorated at the Ergo operations, where employees were given the opportunity to attend voluntary HIV counselling and testing and take part in various other health screenings.

Comprehensive health screening of cholesterol, blood pressure and weight monitoring was part of this wellness initiative.

An optometrist was available to employees for vision screening and spectacle prescriptions, while a podiatrist provided information on general foot health and offered basic pedicures. During the initiative, employees could receive a Tuberculosis (TB) screening, inclusive of x-rays and sputum samples, and a hearing assessment and general ear hygiene information from an Audiologist.

A flu vaccination drive was held at all operations at the beginning of the winter season.

Health poster campaigns

A number of health poster campaigns were held during the year and posted at the entrance to the operations. These included information on:

- Silicosis awareness
- Noise-induced hearing loss (NIHL awareness) / eye protection
- Breast cancer awareness
- TB awareness

Review of our safety performance

No fatalities were recorded for the year.

Review of our health performance

As part of our strategy to educate and empower employees with knowledge, several monthly health-related topics were addressed in FY2025 and communicated via email and during medical surveillance.

The following topics were part of this ongoing initiative:

- Men's health
- What health score does your lifestyle get
- Hypertension awareness
- Tuberculosis (TB) awareness

Health performance at Ergo

	2025	2024
Medical examinations performed	**6 349**	3 366
Employees and contractors tested for HIV[1]	**426**	440
HIV counselling sessions performed	**6 349**	3 366
Number of TB cases reported	**1**	4
Cases of silicosis and asbestos cases reported	**0**	0

[1] *HIV testing is voluntary although strongly encouraged.*

Information presented above only for Ergo. No information has been presented for FWGR as figures are not released from the Sibanye clinic to the mine.

Noise-induced hearing loss (NIHL)

NIHL is caused by repeated or prolonged exposure to sounds at or above 85 decibels (dB(A)). At our operations, noise can reach 102dB(A). Although there are 32 areas with noise levels above 85dB(A), we do not operate equipment or machinery measuring more than 107dB(A).

Any excessively noisy equipment is immediately reported to an engineer for corrective action. Hearing protection is issued to all employees and visitors to our plants. The use of protective equipment is covered during our induction programme and signage is displayed at demarcated noise zones and entrances to the plants, indicating where hearing protection must be worn. All cases of NIHL are referred to Rand Mutual Assurance, a private insurance company, for occupational injuries.

Silicosis and dust

There were no cases of silicosis or asbestosis reported in FY2025 at Ergo (FY2024: nil).

Our silica reduction strategy is still enforced, with employees continually reminded to damp down equipment before working on it and to water the roadways to prevent dust liberation. All respiration silica over-exposures are investigated and additional measures are put in place where necessary.

Noise-induced hearing loss

	Number of cases	Cases concluded	Pending cases
Reported in FY2023	9	2	7
Reported in FY2024	19	3	16
Reported in FY2025	**20**	**0**	**20**

OUTLOOK

Our safety outlook is firm and uncompromising in achieving zero harm. This commitment is underpinned by a well-established, integrated safety management system that applies robust risk management practices and fosters a consistent safety-first culture. Achieving this goal depends on unwavering adherence to our core principles of the zero harm mindset, no repeats, and our clear, non-negotiable standards. Driving this performance requires full employee empowerment. We are committed to creating an environment where everyone feels supported to speak up and stop work whenever they identify potential risks.

Leadership remains fully dedicated, embedding health and safety priorities into our daily operations and objectives, with managers taking ultimate accountability. Through leading by example, actively engaging stakeholders, and ensuring strict supervisory compliance, we will continue to strengthen our health and safety performance to ensure that every employee returns home safely.

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Value distributed to employees R747m (2024: R735m) Our people are our most valuable asset, and we recognise the importance they play in driving our long-term sustainability. We are committed to creating a culture that values diversity, inclusivity and respect where all our employees can thrive and grow. Through collaboration and development opportunities, we aim to enhance job satisfaction and drive business success. Overview We focus on five key areas to create strong teams with effective communication and a supportive work environment that help us achieve our objectives while creating value for all our stakeholders. EMPLOYEE RELATIONS AT A GLANCE 893 2 517 27% 79% R15.8m Employees Specialist providers Women in mining HDPs Training spend INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION Employee relations DRDGOLD Annual Integrated Report 2025 77

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Employee relations continued

Wellbeing

We recognise that the societal challenges that face our employees can impact their well-being and productivity. That is why we are committed to supporting our employees through the Best Life Programme, offering confidential access to professional counselling and wellness services.

Our Best Life Programme provides employees with the following:

- 24-hour access to counsellors who assist with issues including, but not limited to:
  - relationship counselling
  - trauma counselling
  - legal assistance
  - stress management
- Access to financial clinics to assist with:
  - wills and estate planning
  - advice on various loans
  - retirement planning
  - budgeting and financial management

Gender-based violence (GBV)

With women representing 27% of our workforce, we leverage their diverse skills and perspectives to achieve our business objectives. GBV and abuse of women is a national crisis in South Africa, and we must ensure that the workplace is safe, free from harassment and abuse. By empowering women within our own business, we can a have a positive impact on the communities that they come from. We have adopted a culture of communication in the workplace *via* the WIM (Women in Mining) structure to discuss challenges that women might face in and outside the workplace. We continue to educate all our employees as part of our GBV programme launched in FY2023 to ensure that we maintain a safe working environment for all. Our GBV programme, has been extended to the local communities surrounding the FWGR operation through the social implementation partner. We intend to extend this programme to the communities surrounding the ERGO operation in FY2026.

Housing

Our goal is to empower employees through homeownership opportunities and improve their living standards, fostering a positive impact on their families and communities. Apart from 9 FWGR employees staying in hostel accommodation, we do not provide traditional mine accommodation to employees, but rather provide a home loan scheme to assist employees to secure their own housing. Qualifying employees can make use of the Ergo Home Loan Scheme, whereby they are provided with an interest-free R85 000 home loan towards purchasing their first homes.

We offer financial guidance, debt rehabilitation support and additional financial services to help employees qualify for mortgage bonds and achieve homeownership.

To date, 50 employees have qualified for bonds under the scheme and purchased their own homes. While the scheme is termed as a loan, none of the employees are required to repay the loan but the requirement is to remain in service for a stipulated period.

Our housing steering committee is continuously seeking other avenues to educate employees, especially the young adults to avoid the debt trap and purchase homes early in their careers.

Employee development

The training and development of our employees is based on the following objectives:

- To align current and future leaders with the Company's strategy
- To equip current and future leaders with the knowledge and tools to achieve their goals
- To provide an opportunity for personal growth and development
- To create capacity for succession and enhance bench-strength

Training

This is a tool that creates an opportunity to invest in the individual and subsequently create value for DRDGOLD. A suitably trained and developed employee has higher levels of job satisfaction and productivity. We provide training that is occupationally directed and that contributes to continuous development, in addition to learnerships, bursaries and internships. We have set aside R22.2 million for the re-skilling of employees in the case of future downscaling and retrenchments in accordance with our Social and Labour Plan (SLP).

Future human resource development programmes

We invest in the growth of our managers through accredited development programmes tailored to various career stages.

These include:

- Basic supervision
- Intermediate generic management
- Junior leadership programme

These programmes equip current and future leaders in junior and middle management with the skills and expertise needed to succeed.

In FY2025, eight candidates completed the junior leadership programme, three participated in the intermediate generic management and management development programmes. In FY2025 we also continued with the development of four aspiring Government Certificate of Competence candidate engineers to complete their experiential training.

Talent management

Identifying talent is crucial for us to achieve long-term success and sustainability. We are also able to create a strong and adaptable workforce able to meet current challenges and seize future opportunities. Each person identified as a protégé who could occupy a key position is assigned a mentor. Development goals and progress are monitored quarterly. This process also allows us to take the opportunity to develop skills in key positions that might be unique to DRDGOLD and are in short supply in the labour market.

We offer a clear career pathway to ensure that future leaders can easily identify the various growth opportunities that are available to them.

	2025	2024
Employee training spend (Rm)	**15.8**	15.8
Training days	**5 424**	6 010
Number of employee training sessions	**2 620**	2 276
Average employee training hours per day	**6**	6

Employee engagement

Sound working relations and good communication are critical to sustaining a productive workforce without work interruptions. We regularly communicate with our employees and foster two way communication so everyone has an opportunity to actively participate in meeting our organisational goals. There were no work stoppages due to disputes between DRDGOLD and its employees in FY2025.

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Recruitment Recruitment plays a pivotal role in driving organisational transformation. By attracting and hiring individuals with diverse skills, experiences, and perspectives, we can foster innovation and adaptability. This allows us to not only fill immediate vacancies but to also build a talent pool that aligns with our long-term goals and values. The percentage of women at DRDGOLD currently stands at 27% of the total workforce. We aim to use recruitment as a tool to continue to drive change, diversity and inclusion. Diversity profile of total employees (excluding contractors) Employees Number Gender Male 649 Female 244 Total 893 Race Black1 777 Non-black 116 Total 893 Age Group Under 35 158 35 - 55 586 Over 55 149 Total 893 1 Includes African, Coloured and Indian employees. Gender 73% 27% Male Female Age group 18% 66% 17% Under 35 35-55 Over 55 Race 87% 13% Black % Non-black % INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION Employee relations continued DRDGOLD Annual Integrated Report 2025 79

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Employee relations continued

		2025	2024
Permanent employees		**893**	903
Specialist service providers		**2 517**	2 053
Number of new employees		**101**	97
Number of terminations		**111**	121
Employee turnover	%	**12**	13
Human rights incidents		**—**	—
Women in mining			
Women in management	%	**22**	21
Total women in mining	%	**27**	25
HDPs	%	**79**	78
Union affiliation (in collective bargaining unit)			
NUM	%	**63**	66
AMCU	%	**23**	23
SOLIDARITY	%	*****	*
UASA	%	**4**	4
Non-union	%	**9**	6

20% of our employees do not fall within the collective bargaining unit.

* *Less than 1%. Discrepancies in the table may exist due to computational rounding.*

HDPs of total employees

	Male	Female	%
Board	4	3	57 %
Top management	4	—	25 %
Senior management	3	1	25 %
Middle management	44	17	52 %
Junior management	222	55	80 %

Employee misconduct

We have a code of conduct in place for employees, which is communicated to all our workforce and is publicly available. This code provides a clear expectation of how employees and contractors carry themselves in the execution of their duties. Our anonymous whistle-blower hotline is also in place and is available to employees and contractors to report incidents. There were no incidents of employee misconduct reported in FY2025.

Remuneration

The national minimum wage has increased from R27.58 per hour, effective 1 March 2025, to R28.79 an hour or R4 990 per month (dependent on hours worked). We continue to provide competitive salaries, with the gross basic salary for entry-level employees per month being R17 081 for Ergo and R16 772 for FWGR (Ergo: R15 599 and FWGR: R14 513 for 2024).

During FY2025 a four-year wage agreement was reached with organised labour at the FWGR operation, which will result in equal terms and conditions of employment between both the ERGO and FWGR operations reached in year 4, and thereafter, collective bargaining will take place on a centralised basis for the two operations.

Ergo's wage agreement for employees in the bargaining unit expired at the end of June 2025 and negotiations have since been taking place with organised Labour who represent the employees in the Bargaining Unit.

Unfortunately at the time of writing the parties (management and organised labour) are in deadlock. The deadlock is at a stage now where a mediator from the Commission for Conciliation Mediation and Arbitration (CCMA) has called on the parties to agree picketing rules by the 3rd of November 2025.

All employees have freedom of association and may join the union of their choice when starting their employment and they may also terminate or change their union affiliation at any time during their employment.

Cost of labour relative to the gold mining industry

	DRDGOLD	Industry[1]
Labour as a percentage of operating cost (%)	**17**	37
Production per employee per annum (kg produced / total employees and contractors)	**1.4**	1.0
Average pay per employee (excluding contractors) per annum (R'000)	**837**	503

[1] *Based on information from gold mining companies for the year ended 31 December 2024 and 30 June 2025.*

OUTLOOK

Attracting and retaining talent is vital to achieving our goals in the next financial year. We must retain key employees involved in both projects and day-to-day operations. Training allows us to equip our employees with the necessary skills to enable us to execute future projects while being an employer of choice. During FY2025, the Company spent R15.8 million on human resource development. The focus in FY2025 will be to continue developing our skills base to keep up with operational demands and meet the personal development goals of our employees. As part of this commitment, we continue to engage meaningfully with our workforce and their representatives, and we look forward to concluding the Ergo wage agreement negotiations in a spirit of mutual respect, collaboration, and care for our employees well-being.

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Environmental review

Environmental spend: R45.3m *(2024: R40.8m)*

ENVIRONMENTAL VALUE ADD AT A GLANCE

Solar plant and battery energy storage system fully commissioned	**76ha[LA]** of land clearance applications lodged with NNR for approval	**1 214Ml[LA]** potable water consumption	**44ha[LA]** vegetated
41ha[LA] of land clearance certificates received from the NNR	No fines of monetary value or directives for non-compliance with environmental laws and regulations were imposed on the Group in FY2025.		

We produce gold by processing mine waste, with a strong focus on reusing our process water and producing renewable energy from our Solar PV plant at Ergo. We aspire to enhance our value proposition and to grow our profile as a surface reclamation specialist and provide sustainable solutions to mine waste through specialist skills and technology

Overview

Performing concurrent rehabilitation on our TSFs decreases nuisance dust impacting those living within our areas of influence. Our surface reclamation process yields a natural dividend, as it removes potential pollution sources and opens up land for beneficial post-mining reuse. Environmental management is key during the project planning phase of a new reclamation site and related infrastructure. Before embarking on new mining projects, we undertake an environmental authorisation process, performed by external consulting specialists that conduct detailed specialist studies, an environmental impact assessment and compile environmental management programmes (EMP's) for the management of these projects. These reports are discussed and reviewed by our stakeholders through a public participation process. Through this process, we can identify, address and minimise the effects of our activities on the environment and identify and mitigate the potential impacts our activities have on surrounding communities and the environment. Our internal environmental management processes and policies have been designed in compliance with South Africa's National Environmental Management Act 107 of 1998 and associated regulations. Internal and external audits are performed annually and recorded in a database to ensure compliance. In FY2026, we will prioritise aligning our operations with the ISO 14001 standard.

We have spent more than R395.0million on various rehabilitation activities (including dust management activities) in the past 5 years.

Our Environmental Management Plan (EMP) encompasses all the activities of our operations and assesses the environmental impacts of mining at reclamation sites, plants and active deposition sites. We annually update our closure and rehabilitation plans with our financial provisions for rehabilitation to ensure that they remain as accurate as possible in relation to current activities. We have estimated that the total environmental financial provision for the Group as of 30 June 2025 is R558.7 million (gross financial provision: R930.2 million). We are therefore able to systematically audit and monitor our activities. Required audits are undertaken by independent consultants and submitted to the DMPR annually.

We actively manage and monitor the consumption of natural resources (including potable water and energy) at monthly and weekly meetings. This entails the analysis of trends to identify excess use and discuss various focus areas to ensure responsible natural resource usage.

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Environmental review continued

Environmental spend

	2025 Rm	2024 Rm
Tailings complex (vegetation, dust suppression and cladding, among others)		
Crown Complex	**11.9**	7.9
Brakpan	**19.8**	12.0
Daggafontein	**0.9**	0.9
Driefontein 4	**4.0**	5.2
Reclamation sites (vegetation and dust suppression, among others)		
Crown sites	**0.7**	1.3
Rehabilitation insurance expense	**3.4**	3.9
Historic spillage clean ups	**—**	2.8
Ergo sites	**0.4**	1.0
FWGR sites	**—**	1.6
Demolition of plant and infrastructure	**4.2**	4.2
Total	**45.3**	40.8

Rehabilitation

All mining companies are required to rehabilitate the land on which they work to a determined standard for alternative use in line with South African mining legislation. Our business involves the reclamation of previously discarded material deposited, in many cases, by other companies, most of which are no longer in business. We do this by reprocessing the dumps and redepositing resultant waste in modern, well-managed TSFs, cleaning environmentally sensitive areas and liberating valuable land for redevelopment, allowing sustainable land use to take place in areas previously sterilised.

Since inception, we have removed and reprocessed more than 138 mine dumps, clearing and restoring around 700 hectares of previously sterile land for productive use, with applications lodged with the National Nuclear Regulator for around 400 hectares. While we have enjoyed considerable success in rehabilitating previously impacted land, in FY2024, we embarked on a number of biodiversity studies at and around our operations. We are seeking to understand both the ecological and agricultural value associated with the areas that we are regenerating, within their unique contexts, so that our approach is able to maximise the best outcomes.

In FY2025, we spent a total of R45.3 million, which includes R37.0 million spent at Ergo and R8.3 million at FWGR (FY2024: R29.8 million spent at Ergo and R11.0 million at FWGR). At Ergo, hectares vegetated on active TSFs increased from 25ha in FY2024 to 40ha. These increases reflect increased vegetation efforts at the Brakpan TSF as part of enhanced rehabilitation initiatives, which were previously limited as the lift had not yet been completed. In addition, the rise in applications to the NNR for rehabilitated land from 41ha in FY2024 to 76ha is a direct result of completing rehabilitation activities at several Ergo sites, allowing us to move forward with the final clean-up efforts in preparation for closure. Clearance of some 41ha of the rehabilitated land for redevelopment was received from the NNR in FY2025.

At FWGR, hectares vegetated on active TSFs decreased from 15ha in FY2024 to 4ha, reflective of the hectares which were able to be vegetated as these initiatives are life-cycle dependent.

Our priorities

Water and wastewater management

Many of the historic dumps that we target for reclamation were not built to contemporary standards of environmental governance. In fact, many of these dumps have been long defunct and are sources of groundwater pollution.

Our entire business model is premised on the removal of old, defunct mine dumps. In doing so, the source of pollution is removed, and the contamination of groundwater is significantly reduced. Over time as more dumps are removed, pollution will reduce and the quality of groundwater will improve.

These processes are, however not without their challenges. The economic feasibility of retreating old mine waste depends on very significant economies of scale. To achieve the required throughput rate, old tailings are mined hydraulically – water is delivered through high-pressure jets into the side of the mine dump in sequential 'slices' to dislodge mine waste and turn it into a slurry. From there, it is pumped through a network of pipelines to a reclamation plant and once reclaimed, waste is delivered to the Brakpan TSF, where water is decanted into return water dam facilities and reused in the process after treatment. This requires strict water circuit management protocols to make sure that all process water and slurry remain contained.

Water is kept in a closed circuit and managed from a centralised water reticulation facility. The same applies to water on Driefontein 4 TSF – all of it is contained by way of return water dams and dust suppression systems that are integrated into the centralised water reticulation system. In recent times, due to the climate-change related increase in the severity of rain events, the design and management layout of reclamation sites have also been adapted to enable us to separate 'clean' and 'dirty' water and to contain the affected stormwater run-off *in situ* and release the clean stormwater to the environment, all aimed at preventing the affected stormwater from flowing into the natural environment.

The rise in applications to the NNR for rehabilitated land is a direct result of completing rehabilitation activities at several Ergo sites, allowing us to move forward with final clean-up efforts in preparation for closure.

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Water consumption

South Africa is a semi-arid country and its ability to consistently deliver potable water to its inhabitants is limited. From an operational standpoint, if we were to rely solely on potable water to meet the requirements of the business, our risk exposure would be intolerably high and running out of water would be a very significant and real existential risk.
Our operations rely on a diversified water strategy, which includes recycled process water, treated AMD water and water from lakes and dams. Potable water is used sparingly and only in processes where equipment sensitivity necessitates it, as well as early-stage irrigation of TSF vegetation and the elution of gold from carbon. This approach has helped to reduce our dependence on potable water sources, and we are evaluating potential investments in potable water management for further efficiency.

Return water is the top priority within our water management system. Currently, more than 61% of all process water makeup at Ergo is drawn from water returned from the Brakpan TSF to our various reclamation sites by way of return-water dams. An additional 14% of our process water requirements are met by treated underground AMD water, sourced from a facility operated by the TCTA on a site provided by Group subsidiary, ERPM. DRDGOLD is entitled to use up to 30Ml of treated AMD water daily. Another 20% of our water usage comes from surface dams, of this 22% from Cinderella dam in Boksburg and 78% from Rosherville dam in City Deep. These bodies of water collect seasonal rain and stormwater inflows, which are harvested under the appropriate extraction licences. The remainder of our water usage is supplied by potable water.

At FWGR, we currently use all the water harvested from Driefontein 4 TSF. This amounts to approximately 55% of our process water requirements. The balance is made up from underground mine dewatering. The Group's potable water consumption increased by 23% from 988Ml in FY2024 to 1 214Ml, reflecting increases at both Ergo and FWGR. Ergo's potable water consumption increased from 861Ml in FY2024 to 1 0251Ml in FY2025, while FWGR potable water consumption increased from 127Ml to 189Ml. To put this into context however, potable water usage by the operations averages only 5% of their total water consumption.

Refer to page 62 for the Climate change and renewable energy section for more information on climate change impacts on water consumption.

Ergo

	2025		2024	
	Ml	%	Ml	%
Potable water externally sourced	1 025 LA	5	861 LA	4
Rondebult waste water	—	—	—	—
Surface water extracted	4 363	20	3 065	15
Water recycled in process	13 144	61	14 484	71
TCTA water (AMD)	2 919	14	1 935	10
Total water used	21 451 LA	100	20 345 LA	100

LA *Limited assurance*

FWGR

	2025		2024	
	Ml	%	Ml	%
Potable water externally sourced	189 LA	3	127 LA	1
Underground water extracted	3 186	42	4 803	54
Water recycled in process	4 165	55	4 014	45
Total water used	7 540 LA	100	8 944 LA	100

LA *Limited assurance*

Total water use

		2025	2024
Potable water externally sourced	Ml	1 214 LA	988 LA
Total water used	Ml	28 991 LA	29 289 LA
Percentage	%	4	3

LA *Limited assurance*

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Freshwater consumption sources[1]

		2025	2024
Cinderella dam	Ml	957	736
Rosherville dam	Ml	3 406	2 329
Total surface water extracted	**Ml**	**4 363**	3 065

[1] *Freshwater is water that contains only minimal quantities of dissolved salts thus distinguishing it from sea water. All freshwater ultimately comes from precipitation of atmospheric water vapour, reaching inland lakes and groundwater bodies directly, or after melting of snow or ice.*

Freshwater consumption intensity

		2025	2024
Gold production	kg	4 830	5 002
Surface water extracted	Ml	4 363	3 065
Total surface water use per kg produced	**Ml/kg**	**0.90**	0.61

Refer to www.drdgold.com for details on our views of AMD and the agreement with TCTA.

Total figures include only Ergo and FWGR operations. Figures for corporate have not been included as they are not deemed to be significant.

Water pollution

Environmental stewardship is critical to both our operations, and we have taken preventative as well as remedial actions, as previously mentioned in the water and wastewater management section on page 82, to minimise water discharge to the environment. Any affected water discharge is contained either through paddocks on reclaimed sites, storm water run-off and water systems that pump rain or excess water into the system. Another possible source of water discharge is attributed mainly to compromised or ageing piping that may cause leaks. As one of our preventative actions to avoid water discharge through compromised pipelines, we have an external independent expert who continuously inspects and monitors our pipelines to identify any water leaks to minimise affected water and slurry discharges to the environment. In addition, we have a comprehensive pipeline maintenance plan in place for replacing any compromised pipelines and the maintenance crew ensures that any identified leaks are attended to as soon as possible, as water is critical for reclamation on our sites.

In our annual financial statements (AFS) for the year ended 30 June 2025, we have disclosed a contingent liability for environmental rehabilitation for the potential pollution impact on groundwater through seepage. For more information on the contingent liability, please refer to the AFS 2025 on our website: https://www.drdgold.com/investors/reports-and-results#ars2025

Dust monitoring

Our operations naturally generate dust and are situated near populated areas therefore we remain deeply committed to being considerate of our neighbours. We closely monitor and manage dust and other potential impacts to minimise disruption. The impact of nuisance dust fallout on the surrounding environment and community is addressed through a comprehensive monitoring network including appropriate community engagements. Dust samples analysis is done through an independent accredited laboratory and the monitoring reports are sent to regulators, municipalities, and interested and affected parties.

For residential zoned monitoring buckets, an exceedance is defined as above the dust fallout limit of 600mg/m2/day. For non-residential zoned monitoring buckets, an exceedance is defined as above the dust fallout limit of 1 200mg/m2/day.

Dust exceedances per type of area

	Ergo	FWGR
Residential area	25	—
Non-residential area	4	2
Total dust exceedances	**29**	2

Ergo

		2025	2024
Total samples for the year		1 263 LA	1 147 LA
Total dust exceedances		29 LA	4 LA
Percentage	%	2.30	0.35

LA *Limited assurance*

FWGR

		2025	2024
Total samples for the year		210 LA	179 LA
Total dust exceedances		2 LA	2 LA
Percentage	%	0.95	1.12

LA *Limited assurance*

At Ergo, 1 263 dust monitoring samples were analysed during the year (FY2024: 1 147), and 29 exceedances were detected (FY2024: 4). Some 210 dust monitoring samples were analysed at FWGR (FY2024: 179) and 2 exceedances were detected (FY2024: 2). The increase in dust exceedances was due to three main factors: extended periods of dry and windy weather, a rise in the number of sites opened for reclamation at Ergo, and a 9% increase in the total number of samples collected from 1 326 to 1 451. We will continue to monitor dust-fallout with the aim of reducing the dust exceedances through our rehabilitation programmes and mitigation measures, such as intensifying the application of environmentally friendly dust suppressants in high-impact areas and active wetting of access roads by water tankers. An amount of R21.5 million (FY2024: R22.9 million) was spent on dust monitoring and mitigation measures during the year. It is very encouraging to have our ESG efforts acknowledged in various quarters. At a global level, this was evidenced during the year by a visit from a United Nations delegation seeking insight into our

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overall business and its ESG approach and achievements in particular. The DMPR has recognised the work that we do in respect of dust containment around Johannesburg and pollution remediation of the Russell Stream, a water course traversing several communities west and south west of Johannesburg's CBD.

Total dust exceedances

		2025	2024
Total samples for the year		**1 473** LA	1 326 LA
Total dust exceedances		**31** LA	6 LA
Percentage	%	**2.10**	0.45

LA *Limited assurance*

Energy consumption

As Eskom generates electricity primarily from coal-fired power stations, our indirect emissions are significant, although, as with our use of materials, we strive continuously to reduce consumption. Our electricity consumption from Eskom and municipalities fell by 10% from 312 333Mwh in FY2024 to 282 560Mwh, reflecting the positive impact of our solar photovoltaic (PV) plant and BESS at Ergo. Ergo's Solar PV plant and BESS (60MW solar PV plant and 160MWh BESS), commissioned in November 2024, was functioning at 97% of designed capacity at year-end and now largely meets the daytime power needs of the operation's reclamation sites, plant and the Brakpan TSF. The cost saving was approximately R108 million at year-end, which is significant, given that electricity is Ergo's fourth-largest operating cost item after labour, contractors and reagents. Surplus electricity delivered into the grid of power utility Eskom at year-end was 41 791 804kWh.

Credits for this 'wheeling' of surplus power to Eskom were finally realised in October 2025 offsetting the power other sections of the Ergo operation currently draw from the Eskom grid, further reducing the cost of electricity. Our carbon footprint has been reduced by the solar PV plant; an application for carbon credits has been made and we expect to be able to also report on the positive impact on our carbon footprint in due course.

Greenhouse gas (GHG) emissions

Our scope 1 carbon emissions relate mostly to the consumption of diesel by machinery and equipment, as well as the combustion of natural gas during our elution process. Indirect emissions are a result of the use of Eskom power (Scope 2 carbon emissions). We base travel emissions (Scope 3 carbon emissions) on reported kilometres claimed by our employees during the financial year. In the current year, we engaged an external consultant to conduct a comprehensive energy and carbon footprint assessment across all our operations. The purpose of this exercise was to verify the completeness and accuracy of our Scope 1 and Scope 2 emissions reporting as well as revisiting the basis of reporting for our Scope 3 emissions to ensure greater relevance and alignment with our value chain activities. This process not only strengthens the credibility and transparency of our disclosures but also provides deeper insights into our carbon footprint, enabling us to identify opportunities for efficiency improvements, emission reductions, and long-term decarbonisation planning. The outcomes of this assessment will be presented in our next report.

The pie chart indicates how dominant electricity use continues to be in our overall emission profile.

During the financial year, an external independent expert performed an assessment of our GHG emissions for the 2024 calendar year. The assessment was conducted on those GHG emissions that result from diesel use by on-site vehicles or stationary industrial equipment and natural gas consumed through two Sasol pipelines to the Ergo plant. The assessment was conducted in accordance with the following:

- The National GHG Emission Reporting Regulations (the regulations)
- The Methodological Guidelines for Quantification of GHG Emissions (Methodological Guidelines)

The Scope 1 GHG emissions for the 2024 calendar year were determined to be 7 189 tCO_2e (2023: 5 975 tCO_2e) which attracted a carbon tax of R390 640 (2023: R294 402). FWGR is currently below the capacity threshold and thus does not pay carbon tax.

Our carbon footprint has been reduced by the solar PV plant, an application for carbon credits has been made and we expect to be able to also report on the positive impact on our carbon footprint in due course. Refer to page 62 for the Climate change and renewable energy section for more information.

Emissions by scope


0%
3%
97%
Scope 1
Scope 2
Scope 3

CO_2e by power source


3%
1%
0%
96%
Electricity
Gas
Diesel
Petrol

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Energy consumption and emissions 2025 Ergo FWGR Total Electricity consumption MWh 224 466 LA 58 094 LA 282 560 LA Solar energy consumption MWh 108 760 — 108 760 Diesel consumption1 litres 905 937 LA 68 573 LA 974 510 LA Natural gas consumption2 GJ 142 500 LA — LA 142 500 LA Total energy intensity3 (GJ/tonne milled) 1.28 0.33 1.05 CO2e emissions 4 Scope 1 tonnes CO2e 9 862 LA 200 LA 10 062 LA Scope 2 tonnes CO2e 233 445 LA 60 418 LA 293 863 LA Scope 3 tonnes CO2e 64 7 71 Total tonnes CO2e 243 371 LA 60 625 LA 303 996 LA Total CO2e per gold kilogram5 tonnes CO2e/kg gold 70.1 44.7 62.9 LA Limited assurance INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION Environmental review continued DRDGOLD Annual Integrated Report 2025 86

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Environmental review continued

		2024		
		Ergo	FWGR	Total
Electricity consumption	MWh	255 031 [LA]	57 302 [LA]	**312 333** [LA]
Solar energy consumption	MWh	13 114	—	**13 114**
Diesel consumption	litres	841 926 [LA]	37 606 [LA]	**879 532** [LA]
Natural gas consumption[2]	GJ	118 590 [LA]	— [LA]	**118 590** [LA]
Total energy intensity[3]	**(GJ/tonne milled)**	**1.43**	**0.19**	**1.09**
CO_2e emissions[4]				
Scope 1	tonnes CO_2e	8 972 [LA]	123 [LA]	**9 095** [LA]
Scope 2	tonnes CO_2e	258 346 [LA]	58 047 [LA]	**316 393** [LA]
Scope 3	tonnes CO_2e	92	27	**119**
Total	**tonnes CO_2e**	**267 410** [LA]	**58 197** [LA]	**325 607** [LA]
Total CO_2e per gold kilogram[5]	tonnes CO_2e/kg gold	73.5	42.7	**65.1**

Total figures include only Ergo and FWGR operations. Figures for corporate have not been included as not deemed to be significant.

[1] *In FY2025, diesel consumption increased as a result of increased use of electricity generators at Knights plant due to electricity disruptions.*

[2] *No natural gas consumption is used at FWGR as the elutions process is performed at Sibanye-Stillwater's Driefontein 1 plant or Ergo Knights Plant.*

[3] *Total energy intensity per tonne milled based on electricity, diesel and natural gas consumption reported.*

[4] *The Greenhouse Gas (GHG) Protocol – a partnership between the World Resources Institute and the World Business Council for Sustainable Development to tackle climate change – distinguishes emissions in terms of direct (Scope 1: from owned or controlled sources) and indirect (Scope 2: consumption of purchased electricity, heat or steam) and other emissions (Scope 3: other emissions, including extraction and production of purchased materials and fuels, transport-related activities in vehicles not owned or controlled, electricity-related activities not covered in Scope 2, such as transmission and distribution losses, outsourced activities and waste disposal, among others). The global warming potential of the GHG emissions is expressed as carbon dioxide equivalent (CO_2e).*

[5] *CO_2e per unit of physical output based on gold production for FY2025 for Ergo, FWGR and Group of 3 473kg, 1 357kg and 4 830kg respectively. For FY2024 for Ergo, FWGR and Group of 3 639kg, 1 363kg and 5 002kg respectively.*

[LA] *Limited assurance*

"Now fully operational, the solar plant is a pivotal step in DRDGOLD's journey toward sustainable mining. Not only does it significantly reduce the Company's reliance on conventional energy sources, but it also contributes to the national grid, helping to alleviate pressure on South Africa's energy infrastructure."

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Load curtailment

In terms of our load curtailment agreement with Eskom, we are alerted when the national grid is under pressure and load shedding is imminent. This allows the operations team to take certain non-essential equipment off-line and reduce consumption by between 5% and 40% as required, to prevent a complete power outage (effectively a 5% voluntary reduction for every load stage level declared). In return, DRDGOLD's Ergo plant is not part of the area's load shedding schedule and is therefore able to maintain uninterrupted tonnage to the plant. Load curtailment is further supported by the BESS which we have used to curtail load from Eskom with no impact on the plant.

The load curtailment agreement in place at FWGR, requires a percentage reduction in electricity consumption during periods of load shedding. This usually requires reduced milling with mills having to be switched off.

Gold extraction efficiency may be marginally affected during load curtailment, but there is a reduced risk of total plant shutdown, the associated interruptions to the process and potential damage to equipment.

Primary reagents (tonnes)

	2025			2024		
	ERGO	FWGR	Total	ERGO	FWGR	Total
Cyanide consumption*	5 250 LA	1 510 LA	**6 760** LA	4 801 LA	1 388 LA	**6 189** LA
Steel balls	2 113	1 587	**3 700**	2 674	1 646	**4 320**
Hydrochloric acid[1]	3 845	—	**3 845**	3 686	—	**3 686**
Caustic soda	1 749	8	**1 757**	1 713	17	**1 730**
Lime	39 639	3 903	**43 542**	33 946	6 289	**40 235**
Carbon	1 278	281	**1 559**	1 222	257	**1 479**

* *Cyanide use is regulated in terms of Section 9 of the Mine Health and Safety Act, 1996 (Act No 29 of 1996), and DRDGOLD conducts regular internal and external compliance audits.*

[1] *FWGR does not use hydrochloric acid in its operations.*

LA *Limited assurance*

OUTLOOK

Now that wheeling credits on the solar energy generation are being realised by Eskom, we will turn our focus on optimising the use of the solar PV plant and BESS for Ergo as an integrated unit and obtaining carbon credits. Another focus area is pursuing other renewable energy alternatives to further reduce carbon emissions and electricity costs on both operations, and particularly at FWGR where operations will be expanding. The construction of the RTSF will require increased use of electricity and water and we are currently looking for ways to minimise our consumption during this phase.

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Our integrated focus areas are data security, cybersecurity and embracing generative AI. FY2025 marked a pivotal year in our digital journey, one defined by acceleration, resilience, and strategic alignment. As the organisation continues to navigate a dynamic global environment marked by commodity volatility, regulatory shifts, and sustainability imperatives, our digital transformation efforts remain core to enabling value across the business. In this reporting period, we moved decisively to deliver platforms, tools, and capabilities that not only safeguard the business but also enhance decision-making, streamline operations, and foster a culture of innovation. Technology has become inseparable from business performance, and this year’s progress reflects our commitment to using it as a lever for impact. Key initiatives, such as the deployment of a centralised data platform using Snowflake, the enhancement of cyber resilience through partnerships and advanced detection technologies, and the rollout of automation and AI in key operational areas, were all designed with strategic outcomes in mind. These outcomes are measurable, scalable, and most importantly, aligned to our purpose of sustainable value creation. We have also maintained a strong focus on digital culture, talent upskilling, and system optimisation. Whether supporting compliance, increasing operational uptime, or enabling secure hybrid work, the IT function has acted as a trusted partner to operations, finance, and strategic leadership. This AIR 2025 report outlines our progress, challenges, and forward-looking priorities. It reflects a year of momentum and consolidation, and a continued belief in the power of technology to unlock new levels of efficiency, agility, and resilience for DRDGOLD. In FY2025, we accelerated our digital agenda with a sharp focus on resilience, agility, and value creation. Key advancements include: Advanced Data Platform Deployment We implemented a cloud-native architecture leveraging Snowflake, enabling near real-time analytics across finance, operations, and environmental metrics. This has supported faster, better-informed decision-making and strengthened our “single version of the truth” approach across the organisation. Cybersecurity Maturity & Resilience In partnership with CyriskCo Advisory, we deepened our cybersecurity governance, aligning with the National Institute of Standards and Technology (NIST) and King IV. We extended coverage to include solar infrastructure and third-party vendors, while deploying Network Detection & Response (NDR) to enhance real-time threat detection. Additional initiatives included: • Mobile Device Management (MDM) for secure access to corporate systems, especially in BYOD environments. • Enhanced Email Security with advanced filtering, attachment scanning, and user training to counter phishing and malware. These capabilities improved our cyber resilience, reduced risk across mobile, network, and email layers, and strengthened our compliance readiness. AI and Automation We introduced AI-powered analytics in plant maintenance and piloted machine learning for production planning. These initiatives are already delivering measurable improvements in uptime, efficiency, and resource optimisation. Business System Optimisation Continued stabilisation and enhancement of Sage People 300 and Syspro, while initiating a strategic review into future-fit ERP systems that can support our evolving compliance and scalability needs. Remote Operations and Connectivity We ensured secure and resilient connectivity across all operations, supported by high-availability infrastructure and network redundancy—enabling uninterrupted productivity in hybrid and remote settings. Digital Culture and Upskilling We invested in digital literacy and agile delivery capabilities across teams, embedding a culture of continuous learning, innovation, and accountability at every level. These milestones reflect the close collaboration between IT, operations, finance, and strategic partners. Our digital strategy continues to be a key enabler of DRDGOLD’s purpose, ensuring sustainability, efficiency, compliance, and responsiveness in a fast-evolving global landscape. INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION Digital Transformation and Resilience DRDGOLD Annual Integrated Report 2025 89

Total socio-economic development spend: R55.4m LA (2024: R51.3m LA) Social licence to operate Our SLP for Ergo, submitted as part of our compliance with the Minerals and Petroleum Resources Development Act (MPRDA), commenced at the beginning of the 2023 calendar year. Our intent is to align our activities with real need, so the plan was developed after extensive and ongoing consultation with stakeholders, including the City of Johannesburg and the City of Ekurhuleni (previously referred to as Ekurhuleni Metro Municipality). The projects we have committed to are intended to promote employment and advance the socio- economic welfare of our communities as well as our employees, and contribute to the transformation of the mining industry in poverty alleviation, income creation and infrastructure development. At our FWGR operation, we have designed a social licence programme which aligns to the group’s Community Regeneration Model, and builds towards and enhances our social commitment to impact-driven ESG. Our procurement of goods and services continues to align with the national efforts to promote B-BBEE companies and meet the requirements of the Mining Charter. During FY2025, we achieved a total discretionary spend of 72% with accredited B-BBEE companies, reflecting a substantial increase from 58% in the prior year. This improvement underscores our continued commitment to advancing economic transformation and fostering inclusive growth within our supply chain. The increase was largely driven by significant capital expenditure associated with the ongoing capital expansion programme at Ergo and FWGR, which created more opportunities for B-BBEE suppliers and contractors to participate meaningfully in our projects. Total discretionary spend with B-BBEE companies: 72% In aligning with international best practice, DRDGOLD’s livelihoods and local economic development (LED) initiatives have run over multiple years and have delivered significant socio-economic impact in our mine communities. Following the socio-economic community needs analysis conducted for the 2023 –2028 SLP, and consultation with municipal stakeholders and their Integrated Development Plans, DRDGOLD continues to support the LED objectives of poverty eradication, income creation and (productive) infrastructure development. COMMUNITY ENGAGEMENT AND SUPPORT AT A GLANCE 72% 369 total discretionary spend with B-BBEE companies members of the community on learnerships INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION Community engagement and support DRDGOLD Annual Integrated Report 2025 90

INTRODUCING DRDGOLD | STRATEGIC APPROACH | OUR PERFORMANCE | GOVERNANCE | SUPPLEMENTARY INFORMATION

Community engagement and support continued

Our total socio-economic development (SED) spend is broken down as follows:

Project	Outcome	Area	2025 R	2024 R
Vegetation rehabilitation	Local youth employment	Geluksdal	**1 571 702**	1 531 841
Crown Complex Consortium	Local community development	Local communities around Crown complex	**—**	—
BBL programme	Local economic development	Tsakane, Soweto and Merafong	**16 209 123**	8 224 833
Metallurgical research at Wits university	Metallurgical research	Braamfontein, Johannesburg	**1 500 000**	1 500 000
Crown logistics	Economic development	Soweto, Ekurhuleni	**291 647**	442 451
Employee training	Upskilling	Gauteng	**15 839 069**	15 770 180
Employee home loans	Home ownership	Gauteng	**972 258**	898 190
Community training	Local youth development	Local communities	**15 771 136**	19 307 379
Donations	CSI spend	Gauteng	**3 216 194**	3 664 632
Total SED spend			**55 371 129** LA	51 339 506 LA

LA *Limited assurance*

Educating our communities

Maths, science and accountancy

Our maths, science and accounting teaching programmes continue to assist learners at schools surrounding our operation in Ekurhuleni. The programmes do not replace but rather supplement the teaching of these subjects at the schools. This has enabled many learners to pursue science, technology, engineering and maths (STEM) studies after leaving school.

Bursaries

We are proud of the support we provide for the youth throughout their educational journey so that they can fulfil their potential and not only make a contribution to our organisation, but ultimately to the country and its economy. A total of R2 049 415 was spent on bursaries during FY2025 (FY2024: R1 769 355).

Learnerships

In line with the national strategy to eliminate the shortage of skills, we provide artisan training for our youth and offer learnerships, which are structured learning programmes that lead to lifelong skills. To date, 369 members from the community have completed their Mining Qualification Authority learnerships.

Corporate social investment (CSI)

In consultation with legitimate stakeholders, we have focused our CSI programme on initiatives that have proved to be of benefit to the communities surrounding our operations within the Johannesburg, Ekurhuleni and Merafong municipalities.

Ideally, these initiatives will have a positive impact on the communities affected by the Group's operations and will leave a lasting legacy. A total of R4 716 194 (FY2024: R5 164 632) was spent on the CSI programme during the year.

Wits School of Chemical and Metallurgical Engineering partnership

To assist universities with research and the development of new technologies, in FY2017 we entered into a partnership with the Wits School of Chemical and Metallurgical Engineering and committed to funding of R1.2 million per year over five years.

In 2022, the partnership with Wits was renewed for a further five years and we committed to contributing R1.5 million per year.

The school will continue to assist DRDGOLD with both short-term and long-term research projects which include improving gold recoveries and ways to treat lower-grade material in a profitable manner.

Improved gold recoveries are a key enabler to growing our reserves and extending our life of mine (LoM). While some of the work will be directed at our operations, most of the research will be on open projects and will be made available to the entire gold mining industry.

Education and training spend

	2025 R	2024 R
Maths, science and accountancy	**2 147 925**	1 680 322
Learnerships	**11 573 796**	15 857 702
Bursaries	**2 049 415**	1 769 355
Total	**15 771 136**	19 307 379

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Attaining our ESG vision through our Community Regeneration Model Ahead of the current SLP cycle, DRDGOLD, in partnership with the University of Pretoria Enterprises, developed a scientifically-based Community Regeneration Model to guide integrated and sustainable socio-economic development. The model emphasises partnerships, leading ERGO to engage municipalities, partners, and communities for the SLP rollout. Following a Directive, ERGO submitted a revised version of its 2023–2027 Social and Labour Plan (SLP) to the Department of Mineral Resources and Petroleum Resources (DMPR) in November 2024. Subsequent meetings aimed at clarifying legislative interpretations concerning various mining licences and Local Economic Development (LED) projects in the region have led to the suspension of all LED project implementation. Until the revised 2023–2027 SLP receives final approval, the Regulator will not recognise any implementation activities or expenditure related to the committed LED projects. To mitigate a critical social risk linked to the non- implementation of projects, ERGO chose to continue with its flagship Livelihoods and Farmers Expansion Programme independently of the regulated LED initiatives. This approach aims to preserve community goodwill and uphold ERGO’s commitment to ongoing sustainable development across its broad community footprint. Progress on expanding farmers in the City of Ekurhuleni Metropolitan Municipality and City of Johannesburg The current phase of ERGO’s agriculture and business livelihood programme has focused on strengthening and supporting individuals engaged primarily in local vegetable production and sales, whether from home gardens or larger urban agricultural plots. This has been accomplished through comprehensive training and mentorship aimed at improving seasonal planning, diversifying and enhancing the resilience of production systems, and developing business skills alongside fostering stronger relationships within local markets and value chains. By promoting the use of available spaces for food production through ERGO’s agricultural initiatives, the programme not only contributes to improved nutrition but also creates accessible income-generating opportunities through food sales for community members willing to participate. ERGO’s training has covered two main areas: Agricultural training: • Seedling preparation • Improving water management • Adoption of climate-smart practices • Composting techniques • In-field rainwater harvesting • Mulching and optimal crop timing • Introduction of alternative crops for different seasons to build diversity and resilience. Business development training: • Record keeping • Understanding the value chain and marketing strategies • Facilitating knowledge of local market requirements and relationships • Conducting surveys with local food vendors, traders, and commercial supermarket stores • Collaborating with farmers to identify opportunities for cooperation and strengthening the local food economy As a result, participants have increasingly integrated business and market planning into their seasonal agricultural activities. They have expanded communication and networking efforts across the region to connect with potential buyers. Farmers are now supplying local traders and supermarkets based on agreed orders. Additionally, four farmers recently acquired new land from the Municipality to further scale up their food production activities. Progress on expanding farmers in Rand West Local Municipality FWGR has rolled out local agricultural livelihood, personal goal planning, and introductory business training in eight new communities within the Rand West Local Municipality. Outcomes in Rand West Local Municipality to date • The initial business development and vision-setting phase led to a 36% increase in the number of participants engaged in economically productive activities during the two-month training period • Follow-up business training has since been delivered in the Poortjie area • Additional support in the form of business assets is being provided to successful small business entrepreneurs Through these efforts, FWGR is making a meaningful contribution to nurturing and empowering local entrepreneurs, helping them to both envision and realise small business success within their local economy. INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION Community engagement and support continued DRDGOLD Annual Integrated Report 2025 92

Progress on expanding farmers in Merafong Local Municipality A central objective of the Agriculture and Business Programme is to support farmers who possess larger plots of land but lack the resources and expertise to utilise them effectively. The initiative aims to generate sustainable livelihoods and income while rehabilitating degraded and underutilised agricultural land. Through the promotion of regenerative and climate-smart farming practices, participants receive seasonal mentoring and technical support to enhance the productivity of their land. The programme also introduces new crop options to support farmers in diversifying their production and adopting climate- smart agricultural practices. A successful small-scale winter season of cover crop cultivation was completed in Khutsong. Building on this success and growing community interest, the Summer 2025 programme, aimed at ensuring consistent food supply and income during the summer season, has been expanded to include seven additional groups across the Merafong Local Municipality and now extends into the Rand West Local Municipality as well. Gender-Based Violence and Drug Recovery Programme FWGR implemented a Gender-Based Violence and Femicide (GBVF) and Drug Recovery Programme in response to the high incidences of violence against women and children, as well as substance abuse, within its footprint communities. Focused primarily in Merafong, the initiative brought together faith leaders from Kokosi, Fochville, Greenspark, Khutsong, and Carletonville, with an average of 35 leaders actively participating. Phase 1, launched in August 2024, aimed to empower faith leaders to recognise and address GBV as a critical social crisis. A total of 92 leaders attended one or more of the 12 capacity- building sessions, and 38 participants achieved certification in either GBVF intervention or recovery support. The programme placed strong emphasis on partnerships and advocacy, collaborating with the Department of Social Development and SAPS to strengthen referral systems and improve access to support services for survivors. During this phase, several participants also took part in a government-led initiative exploring the use of technology in combating GBVF. Phase 2 shifted the focus to strengthening community systems and referral pathways, enhancing coordination and service access for survivors. Key achievements included the formation of peer learning and accountability (LAG) groups, the introduction of coaching and mentorship opportunities, improved linkages between community structures and formal GBVF networks, and the rollout of joint awareness campaigns. Trained leaders continue to implement their Community Action Plans, which address their specific areas of influence — including school outreach programmes for awareness and behaviour change, support for safe houses for women and children, and engagement with men in local taverns and sports venues. The GBVF and Drug Recovery Programme underscores FWGR’s commitment to social renewal, prevention, and the building of resilient, safe, and inclusive communities for all. INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION Community engagement and support continued DRDGOLD Annual Integrated Report 2025 93

Governance At DRDGOLD, we believe that integrity and good conduct are the foundation of our business, and we are fully committed to conducting business ethically and legally throughout our surface retreatment organisation. Governance P95 Directors and management P100 Corporate governance report P107 Remuneration report INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION DRDGOLD Annual Integrated Report 2025 94

Executive Directors Niël Pretorius (58) Riaan Davel (49) Henriette Hooijer (45) BProc, LLB, LLM BCom (Hons), MCom, CA (SA) BCom (Hons), CA(SA) Chief Executive Officer Chief Financial Officer Chief Financial Officer Designate • Member: Risk Committee • Member: Social and Ethics Committee Niël Pretorius has 26 years of experience in the mining industry. He was appointed CEO designate of DRDGOLD on 21 August 2008 and CEO on 1 January 2009. Having joined the company on 1 May 2003 as legal advisor, he was promoted to Group Legal Counsel on 1 September 2004 and General Manager: Corporate Services on 1 April 2005. Niël was appointed as CEO of Ergo Mining Operations (formerly DRDGOLD SA) on 1 July 2006 and became Managing Director on 1 April 2008. Niël also serves as an elected board member of the Minerals Council South Africa and the World Gold Council. Riaan Davel joined DRDGOLD in January 2015, before which he gained 17 years’ experience in the professional services industry, the majority obtained in the mining industry in Africa. As part of his experience, Riaan provided assurance and advisory services, including support and training on International Financial Reporting Standards (IFRS) to clients and teams across the African continent. As Chief Financial Officer, he is playing an important role in directing DRDGOLD’s strategic growth so that environmental impact is delivered in tandem with value for the Company, its shareholders, as well as society as a whole. The DRDGOLD Annual Integrated Report, which Riaan oversees, has been ranked in the “Excellent” category at the EY Excellence in Integrated Reporting Awards for the fifth consecutive time in September 2025. Riaan was a nominee for the CFO of the Year at the CFO Awards 2024 and won the Finance & ESG Award. Henriette Hooijer was appointed as CFO designate and executive director on 1 July 2025, while continuing as General Manager: Finance. She will succeed Riaan Daval as CFO on 1 February 2026. She joined DRDGOLD in May 2016 and was appointed as Financial Director of FWGR in August 2018. Before joining DRDGOLD, she spent 11 years in the professional services industry at KPMG, performing, inter alia, audits of listed companies in the mining industry, including SEC registrants. INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION Directors and management DRDGOLD Annual Integrated Report 2025 95

Non-executive Directors Timothy Cumming (67) Edmund Jeneker (63) Thoko Mnyango (60) Johan Holtzhausen (79) BSc (Hons) (Civil Engineering), MA (Philosophy, Politics and Economics) Chartered Director (SA), B Hons, IEDP, M.Inst.D., SAIPA Dip Juris, BJuris BSc (Geology and Chemistry), BCompt (Hons), CA (SA) Non-executive Chairman Lead Independent Non-executive Director Independent Non-executive Director Independent Non-executive Director • Chairman: Board • Chairman: Nominations Committee • Member: Risk Committee; Remuneration Committee and Investment Committee • Chairman: Remuneration Committee and Social and Ethics Committee • Member: Nominations Committee and Investment Committee • Member: Social and Ethics Committee; Nominations Committee and Risk Committee. • Chairman: Audit Committee • Member: Remuneration Committee; Nominations Committee and Investment Committee Timothy (Tim) Cumming was appointed to the DRDGOLD Board on 1 August 2020 and was appointed as non-executive Chairman of the DRDGOLD Board and Chairman of the Nominations Committee on 1 December 2021. He is also an independent non-executive director of Sibanye Stillwater Limited, Nedgroup Investments Limited and serves as non- executive Chairman of Riscura Holdings Limited. His career spans mining, financial services and consulting. He is the founder of Scatterlinks Proprietary Limited, a South African-based company providing leadership development and advisory services to senior business executives. Tim started out as an engineer at the Anglo American Corporation of South Africa Limited working on a number of gold and diamond mines including involvement in the geo- technical design of the Ergo tailings facility. Thereafter he held senior roles in financial services including General Manager at Allan Gray Limited, Head of Investment Research at HSBC Securities (SA), CEO of Old Mutual Asset Managers and MD of various divisions within the Old Mutual Group. Other involvements include Chairmanship of the Mandela Rhodes Foundation’s Investment Committee and the Woodside Endowment Trust. Edmund Jeneker was appointed non-executive director in November 2007 and lead independent non-executive director in August 2017. He has more than 32 years’ experience as an executive in banking, business strategy, advisory and management at Grant Thornton South Africa Proprietary Limited, Swiss Re Corporate Solutions Advisors South Africa Proprietary Limited, the World Bank Competitiveness Fund and Deloitte South Africa. He completed almost 15 years at Absa Bank and Barclays Africa Group, where he was managing executive and served as director on the boards of several subsidiaries in the Absa and Barclays Africa Group. Edmund is active in community social upliftment and served as a member of the Provincial Development Commission of the Western Cape Provincial Government. He currently serves on the Advisory Board of Global Competent Boards (Canada), Social and Ethics Forum of the Institute of Directors Southern Africa, Chairman of the Suidoosterfees NPC and The Cape Philharmonic Orchestra. He is a Certified ESG and Climate Change Competent Director and Chartered Director (SA). Thoko Mnyango was appointed as an independent non- executive director on 1 December 2016. Thoko’s career took off as a prosecutor for the KaNgwane homeland, before becoming a legal advisor for the Eastern Cape Development Corporation. Her experience in the corporate world is vast and spans over 30 years. Thoko has been in executive positions at Gijima Technologies since its inception until 2011. She has held directorships on various company boards including Gijima, EOH Mthombo Proprietary Limited, AllPay Eastern Cape Proprietary Limited, a subsidiary of Absa Limited, and the Ryk Neethling Foundation. Thoko is known as a specialist in business development and bridging the gap between the public and private sectors. Currently she holds the position of CEO of Vitom Holdings Pty (Ltd) and Vitom Brands Communication (Pty) Ltd, since 2010. Thoko is known in both the private and public sectors as a staunch advocate for transformation. Her passion for transformation began in the late 80s when she worked for a Johannesburg based NGO which focused on community development. Johan Holtzhausen was appointed as an independent non- executive director on 25 April 2014. With more than 43 years’ experience in the accounting profession, he served as a senior partner at KPMG Services Proprietary Limited. His clients included major corporations listed in South Africa, Canada, the UK as well as Australia and the United States. Johan chairs the Audit and Risk Committee of Tshipi é Ntle Manganese Mining Proprietary Limited. He is a non-executive director of Caledonia Mining Corporation Plc, a Jersey corporation listed in the United States and the United Kingdom, and he chairs its Audit and Risk Committee. INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION Directors and management continued DRDGOLD Annual Integrated Report 2025 96

Non-executive Directors continued Andrew Brady (50) BCom, Post Graduate Diploma in Business Administration Non-executive Director • Member: Investment Committee and Risk Committee Andrew Brady was appointed as an independent non-executive director on 1 December 2024 and became a non-executive Director on 19 August 2025. Andrew has more than 25 years of resource sector corporate finance and business development experience. Andrew is currently an executive director of Clean World Capital, a corporate advisory and investment company. Prior to this, he was Senior Vice President Business Development at Sibanye Stillwater Limited, a global precious metals company, covering the gold, platinum group metals and battery metal sectors. He was also a founding shareholder and Managing Director of Qinisele Resources, an independent boutique resources advisory business. Over a period of twelve years, Qinisele Resources played a leading role in the restructuring and consolidation of both the gold and platinum group metals industries in South Africa. He has advised international mining companies on investment into South Africa and South African mining companies on their international expansion strategies. Andrew has an extensive resource and banking sector network. Prudence Lebina (44) Charmel Flemming (42) BCom, Higher Diploma (Accounting), Certificate in Business Leadership, CA (SA) BAcc (Hons), CA (SA) Independent Non-executive Director Independent Non-executive Director • Chairperson: Investment Committee and Risk Committee • Member: Audit Committee, Nominations Committee and Remuneration Committee • Member: Audit Committee; Risk Committee and Social and Ethics Committee Prudence Lebina was appointed independent non-executive director on 3 May 2019. She's a chartered accountant with over 20 years' working experience in corporate finance, business development, financial reporting and stakeholder management in the mining and financial services sectors. Prudence is CEO of TriAlpha Investment Management Proprietary Limited, a specialist fixed income investment house managing local and international fixed income portfolios for institutional clients. She was previously CEO and Interim Finance Director of Mahube Infrastructure Limited (previously GAIA Infrastructure Capital Limited) listed on the Main Board of JSE Limited. Prudence is also an independent non-executive of Telkom SA SOC Limited. Charmel Flemming, appointed as an independent non-executive director on 1 August 2020 is the Founder and CEO of FTwelve, a boutique cloud-based accounting firm. She previously held positions at Acorn Agri & Food Limited, MixTelematics, KPMG and De Beers. Ms Flemming served as a non-executive director for Acorn Agri & Food Limited and MixTelematics and as a trustee on the boards of both the De Beers Benefit Society Medical Aid and De Beers Pension Fund from 2014 to 2018. She is a qualified Chartered Accountant and non-executive director serving on JSE-listed boards and an advocate for diversity in the financial industry and inclusivity in the boardroom. INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION Directors and management continued DRDGOLD Annual Integrated Report 2025 97

INTRODUCING DRDGOLD | STRATEGIC APPROACH | OUR PERFORMANCE | GOVERNANCE | SUPPLEMENTARY INFORMATION

Directors and management continued

Management

Thulo Mogotsi Moletsane (57)
BA, LLB

Chairman and Non-executive Director: Ergo Mining Operations Proprietary Limited

Thulo Mogotsi- Moletsane is the Chairman and Non-Executive Director of Ergo Mining Operations Pty Ltd and was appointed as Non-executive Director in August 2010. Thulo is a Director of Thureskho (Pty) Ltd as well as Thumadui Projects (Pty) Ltd.

Thulo completed the Executive Program in Mining and Minerals (EPP) offered by the MQA in 2004.

Jaco Schoeman (51)
National Diploma (Analytical Chemistry), BTech (Analytical Chemistry)

Chief Operating Officer

Jaco Schoeman joined DRDGOLD in 2011 as Executive Officer: Business Development to focus on expanding the group's surface retreatment business and extracting maximum value from existing resources. In July 2014, he was appointed as an Executive Director of Ergo Mining Operations Proprietary Limited and in April 2024 he was appointed as Chief Operating Officer.

Shalin Naidoo (48)
BTech, MBA, Masters in Digital Business, MIT Applied Data Science

Chief Information and Technology Officer

Shalin Naidoo joined DRDGOLD as Chief Information and Technology Officer on 2 November 2020. Ranked amongst South Africa's Top 8 Visionary CIOs by the institute of IT Professionals in South Africa (IITPSA) and International Data Corporation CIO of the Year and Africa CIO of the Year, 2025. He has over 14 years' experience in leadership and strategy. He has worked previously in the platinum, gold and titanium dioxide mining sectors. He is currently undertaking his Doctoral studies.

Henry Gouws (56)
National Higher Diploma (Extraction Metallurgy), MDP. EDP

Head of Operations

Henry has over 36 years' experience in the mining industry having served in managerial positions at Crown and Ergo. He graduated from Technikon Witwatersrand and obtained a National Diploma in Extraction Metallurgy in 1990 and a National Higher Diploma in Extraction Metallurgy in 1991. He completed a Management Development Programme in 2003 through Unisa School of Business Leadership and an Executive Development Programme in 2012 through the University of Stellenbosch Business School. Henry Gouws was promoted to Head of Production for DRDGOLD on 1 January 2024 with the responsibility to oversee the group's production performance. He currently serves as a Director of Ergo and other DRDGOLD subsidiaries.

DRDGOLD Annual Integrated Report 2025 98

INTRODUCING DRDGOLD | STRATEGIC APPROACH | OUR PERFORMANCE | GOVERNANCE | SUPPLEMENTARY INFORMATION

Directors and management continued

Management continued

Refiloe Vengeni (36)

Admitted Attorney of the High Court of South Africa, LLB, BCom

Legal Counsel

Refiloe Vengeni was appointed as DRDGOLD's legal counsel in November 2022. She is an admitted attorney of the High Court of South Africa with ten years' experience in the legal field, of which eight years was dedicated to the mining sector. Refiloe has practised law at various multidisciplinary law firms specialising in mining law.

Kevin Kruger (57)

BscEng, MDP, PMD, Government Certificate of Competency (Mines)

Head of Technical Services

Kevin Kruger has 35 years of experience in the mining industry in Africa. Kevin graduated from the University of Witwatersrand at the end of 1989 obtaining his BSc (Mechanical Engineering) and his government certificate of Competency (mines) during 1993. On 1 June 2024, Kevin was promoted to Head of Technical Services DRDGOLD responsible for the major group projects execution. Kevin previously was the Managing Director of FWGR, Technical Director for Ergo and held other engineering manager positions throughout his career. Kevin currently serves as a Director of FWGR.

Kgomotso Mbanyele (44)

ACG

Company Secretary

Kgomotso Mbanyele was appointed as the Company Secretary of DRDGOLD on 25 October 2023. She has over 16 years' experience working in the company secretarial field, with over 12 years of these in the mining industry. Kgomotso previously was the assistant group company secretary of Sibanye Stillwater Limited. She is a qualified Associate Company Secretary with the Chartered Governance Institute of Southern Africa.

Mpho Mashatola (35)

BAccSc, CA(SA), ACMA, CGMA, Post Graduate Certificate in Mining Tax Law

Senior Executive: Finance

Mpho Mashatola joined DRDGOLD in 2018 with over six years of audit experience focused on JSE- and NYSE-listed mining companies. She leads the corporate finance team, overseeing financial reporting, sustainability reporting, technical accounting, Sarbanes-Oxley compliance, taxation, and treasury. She also manages the company's integrated report, which has earned consistent recognition in EY's Excellence in Integrated Reporting awards. Mpho is a non-executive director at Rand Refinery (Pty) Ltd and member of its Audit and Risk Committee and an invitee to DRDGOLD's Executive Committee.

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Governance processes are in place to ensure that we deliver against our strategy and create value for all stakeholders. Our purpose is to reverse the environmental legacy of mining while creating value for all stakeholders. Ethical leadership In guiding and leading DRDGOLD, the Board is tasked with acting ethically, responsibly and effectively. In making decisions, the individual members of the Board act independently, competently and diligently. The Board assumes ultimate responsibility for the Group’s ethical performance and holds management accountable for implementing our Code of Business Conduct and Ethics (the Code). The Code is based on our values of unity, integrity, commitment and accountability, and describes the following fundamental principles that should govern our everyday business conduct: • Fairness and integrity in conducting our business • Accessible management culture • Responsible behaviour in relation to society and the environment The Code provides guidance to mitigate key risks, e.g. bribery, corruption, fraud, insider trading, sanctions, export controls, recruitment practices, modern slavery, health and safety, data protection and anti-competitive behaviour. The Code was revised during the reporting period to encompass a range of ethical considerations. The Code has received total commitment from the Board and senior management who recognise their responsibility to provide ethical leadership in the execution of their duties. The Company encourages suppliers doing business with us to adopt the Code. Annually we engage an external consultant to present refresher ethics training for employees, and the Code forms part of our induction process. A Vendor Code of Conduct was implemented that incorporates extensive ethical considerations. We have an anonymous tip-off hotline to facilitate the reporting of incidents of non-compliance with the Code. Employees, suppliers and other third parties can use the toll-free lines to report irregularities and misconduct without fear of victimisation. Any information or allegations of unethical behaviour, fraud, theft, and corruption are investigated and managed by the Asset Protection Department. The anonymous tip-offs and incident reports are reviewed by the Social and Ethics Committee and Risk Committee. Posters are also put up in the workplace to remind employees of the importance of ethical behaviour, the existence of the hotline and the procedures to follow should they witness unethical conduct. In the past financial year, we did not receive any tip-offs of any instances of possible unethical behaviour via the hotline. We did not receive any monetary fines or non-monetary sanctions for non-compliance and were not involved in any incidences of corruption in FY2025. There were no regulatory penalties, sanctions or fines for contraventions of, or non- compliance with, any statutory obligations. No adverse compliance inspections by environmental regulators took place during the period under review, and no incidences of non- compliance with environmental laws were identified. The Code requires that all Board members declare at the start of the quarterly meeting any conflicts of interest relating to the agenda. In addition, as per King IV, the Companies Act of 2008, the JSE Listings Requirements, and the NYSE Listed Company Manual, directors and prescribed officers must submit a declaration of all their material interests at least once a year or more frequently if their circumstances change. Board members' conflicts of interest are minuted. Affected directors are recused from debating and voting on matters on which they are conflicted. There were no conflicts of interest during the year that warranted directors being recused from a meeting. Middle and senior management biannually complete declarations of interest or sooner if circumstances change. Board composition We have a unitary Board at the time of this report comprising ten members, five of whom are independent non-executive directors, two non-executive directors and three executive directors. The Board has delegated the review of its composition to the Nominations Committee continually. This review includes the application of the diversity policy and monitoring of non-executive director rotation, tenure and independence. While there is no tenure limit or prescribed retirement age for directors, the Board assessed the independence of its directors and concluded that they all exercise objective judgement. The Board recognises that having a diverse and inclusive board promotes diversity of thought, unique insights and perspectives, and enhances decision-making, benefitting all stakeholders. The Board has a policy to promote broader diversity. The policy considers a broad range of diversity attributes, such as age, experience, nationality, culture, race, gender, independence, industry knowledge, skills and expertise. The Board treats each individual on the merits of their contribution to the organisation and their sincerity in performing their duties. Diversity of members’ background, experience, identity, race and gender helps to ensure a range of views at Board and committee meetings. In addition to the Board Chairman, the Board has a lead independent director who leads in the absence of the Chairman. The lead independent director serves as a sounding board for the Chairman and, when necessary, acts as an intermediary between the Chairman and other members of the governing body. The composition of board committees and the distribution of authority between the Chairman and other directors are balanced, and the dynamics are participative. Members can comfortably challenge each other when there are divergent and dissenting views. The Board encourages clear decision-making and maintains a vigilant approach to corporate governance and risk management. INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION Corporate governance report DRDGOLD Annual Integrated Report 2025 100

The following changes were made to the composition of the Board and its committees in 2025: • Jean Nel resigned from the Board on 27 November 2024. • On 27 November 2024 Edmund Jeneker was appointed Remuneration Committee Chairman and Prudence Lebina appointed Chairperson of the investment committee. • Andrew Brady was appointed to the Board on 1 December 2024 and member of the Audit Committee, Risk Committee and Investment Committee. • Thoko Mnyango resigned as a member of the Remuneration Committee and appointed member of the Risk Committee on 1 March 2025. • Prudence Lebina was appointed as member of the Remuneration Committee on 1 March 2025. • Riaan Davel resigned as a member of the Social and Ethics Committee on 23 October 2025. • On 23 October 2025 Henriette Hooijer was appointed as member of the Social and Ethics Committee. Succession planning is an essential component of corporate governance, involving regularly assessing board composition for diversity and expertise. The promotion and appointment of Henriette Hooijer to succeed Riaan Davel as the Chief Financial Officer is a testament to the Company's benchmark strength and commitment to diversity. The Board considered tenure and decided that Johan Holtzhausen's term on the Board will end at the 2026 Annual General meeting and Edmund Jeneker at the 2027 Annual General meeting. Edmund Jeneker will remain as Chairman of the Remuneration Committee and Social and Ethics Committee up until the 2027 Annual General meeting. A succession plan that prioritises independence and gender diversity is ongoing for this role. Board responsibilities The Board performs its duties and responsibilities in terms of the board charter, which is reviewed annually and aligned with relevant legislation, King IV and listing requirements. Annually, the Board and its Committees review the respective annual work plans to ensure that the required responsibilities have been addressed. We have the required board committees and relevant membership as recommended in King IV. The roles of the Chairman, Chief Executive Officer and Chief Financial Officer are clearly defined in the board charter, demonstrating a clear balance of power and authority at the board level. The framework of authority standard, as approved by the Board, outlines the delegation of authority for the Company. This indicates matters reserved for the Board and management. The Board is satisfied that delegation to management contributes to an effective arrangement by which authority and responsibilities are exercised. In discharging its responsibilities, the Board is empowered to delegate its responsibilities to committees and management. As such, the Board is supported by the Board committees and senior management. See diagram on page 102. Board evaluation The Nominations Committee, in terms of King IV, assessed the overall performance of the Board. The internal Board evaluation of the performance and effectiveness of the Board as a whole, the committees, the Chairman, the lead independent director and the Chief Executive Officer was conducted. The 2025 internal Board assessment review indicated satisfaction with the overall effectiveness and functioning of the Board and those procedures and processes in place to ensure that the Company is compliant and effective in dealing with its responsibilities. Members of the Board were satisfied with the performance and leadership of the Chairman. The Board was satisfied with the performance of the Chief Executive Officer against agreed-upon performance measures. The Board is satisfied that it has carried out its responsibilities in accordance with the Board Charter, that the committees are effective and that the Audit Committee provides independent guidance on the integrity of the Company’s reporting. For more on Board characteristics, key Board focus areas in FY2025 and those planned for FY2026, see Value-creating governance – a summary, page 60 Company Secretary The Board assessed the company secretary as required in terms of the JSE Listings Requirements and confirms that the company secretary demonstrates the requisite level of knowledge, competence and experience to carry out her duties. The company secretary maintains an arm’s-length relationship with the Board and has discharged her responsibilities effectively in the year under review. INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION Corporate governance report continued DRDGOLD Annual Integrated Report 2025 101

Board Responsible for providing ethical leadership and ensuring that principles of governance are observed to implement DRDGOLD's strategy Chairman: TJ Cumming Members: Five independent non-executive directors, two non-executive directors and three executive directors Number of meetings held in 2025: 4 Members attended all meetings in 2025 Audit Committee Ensures that the Company has established appropriate financial reporting procedures and that those procedures are operating. Appoints independent, external auditor. Oversees regulatory and legislative reporting compliance Chairman: J Holtzhausen Members: CD Flemming and KP Lebina Number of meetings held in 2025: 4 Members attended all meetings in 2025 Nominations Committee Monitors and evaluates effectiveness and composition of the Board Chairman: TJ Cumming Members: JA Holtzhausen, EA Jeneker, KP Lebina and TVBN Mnyango Number of meetings held in 2025: 4 Members attended all meetings in 2025 Remuneration Committee Ensures that the Company remunerates Directors and Executives fairly and responsibly and the disclosure of Directors and Executive remuneration is accurate, complete and transparent Chairman: EA Jeneker Members: TJ Cumming, JA Holtzhausen and KP Lebina Number of meetings held in 2025: 4 Members attended all meetings in 2025 Risk Committee Ensures that Group sustainability by evaluating and overseeing implementation of efficient risk management processes and controls to identify, monitor and mitigate risks and to act on opportunities identified Chairperson: KP Lebina Members: TJ Cumming, CD Flemming, TVBN Mnyango, RA Brady and DJ Pretorius Number of meetings held in 2025: 4 Members attended all meetings in 2025 Social and Ethics Committee Ensures the Company conducts its business in an ethical, responsible and properly governed manner and to have oversight for reviewing and/or developing policies, governance structures and practices for sustainability Chairman: EA Jeneker Members: CD Flemming, H Hooijer and TVBN Mnyango Number of meetings held in 2025: 4 Members attended all meetings in 2025 Investment Committee Oversees the allocation of capital and investment activities in line with the Company's strategy Chairperson: KP Lebina Members: TJ Cumming, JA Holtzhausen, EA Jeneker and RA Brady Number of ad hoc meetings held in 2025: 1 Members attended all meetings in 2025 INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION Corporate governance report continued DRDGOLD Annual Integrated Report 2025 102 Governance structures and responsibilities

Committee reports The Committees are appropriately constituted, and members are appointed by the Board. To ensure that all aspects of the Board's mandate are addressed, the committee chairs report to the Board after each committee meeting. Board members have access to all committee packs. The Audit Committee reviewed the Integrated Report and recommended it to the Board for approval, as it does with the Annual Financial Statements, King IV disclosures and other assurance reports. The committee satisfied itself that the external auditor and internal auditors are independent. The committee assessed the effectiveness of the CFO function and it was satisfied that the CFO has the appropriate expertise and experience to fulfil his role. The Social and Ethics Committee monitored the company's activities regarding social and economic development, good corporate citizenship, the environment, occupational health and safety, labour and employment transformation, employee wellness and development. The Remuneration Committee supported the Board with the governance of remuneration throughout the Group to ensure fair and responsible remuneration practices. The committee reviewed the implementation of the Single Incentive Plan. The Nominations Committee considered the company's strategy and future board strength needs by reviewing the independence of all directors, tenure and board composition. The committee conducted an internal board evaluation assessment of the independence of all directors, the board chair, lead independent director and performance of the committees in the year under review. The committee considered the succession planning for the Board and Executive Directors. The Risk Committee provided oversight over the enterprise risk management framework, including the review and approval of significant strategies, policies, procedures, controls and systems established to identify, assess, monitor and report on operational and strategic risks facing the company. The committees structure and attendance are set out in page 102. Investment Committee The Investment Committee assesses capital projects and investment opportunities. The committee monitors the consistent and proper application of projects and investment guidelines and other procedures on the allocation of capital throughout a project's lifecycle. All committee members are suitably qualified and have the necessary expertise required to discharge their responsibilities. One meeting was held during the year under review. Key deliverables FY2025 • Monitored progress on the decarbonisation strategy • Considered growth opportunities Audit Committee The Audit Committee plays a vital role in ensuring the integrity of the Company's financial controls, integrated reporting and the identification and management of financial risks. The committee comprises independent non-executive directors. Its members, collectively, have the requisite expertise, experience, and appropriate financial and related qualifications required to discharge their responsibilities. The committee met four times in FY2025, with meetings scheduled in line with the financial reporting cycle. The committee also met with the internal and external auditors during the year. No areas of concern were noted. The external auditor and internal auditor have unrestricted access to the Audit Committee. The committee fulfilled its mandate as per its terms of reference and work plan. Key deliverables FY2025 • Continually evaluate the general viability of the business and its status as a going concern. • Reviewed the internal audit plans to ascertain the extent to which the scope of audits could be relied upon to detect weaknesses in internal controls. • Ensured that the Company has established appropriate financial reporting procedures and that those procedures are operating, which should include consideration of all entities included in the consolidated Group IFRS financial statements, to ensure that it has access to all the financial information of the Company to allow the Company to effectively prepare and report on the financial statements of the Company. • Satisfaction that the Chief Financial Officer has the appropriate expertise and experience to fulfil his role and that the finance function was effective. • Reviewed the IT Charter together with the IT Governance Framework. • Considered the JSE proactive monitoring of financial statement report. • Assessed the external auditors and designated external audit partner's suitability for appointment in accordance with the JSE Listings Requirements. • Ensured that the appointment of BDO South Africa, Inc. as the independent external auditor of the Company, was included as a resolution at the upcoming Annual General Meeting. • Pre-approved all audit and non-audit services provided by the external auditors. INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION Corporate governance report continued DRDGOLD Annual Integrated Report 2025 103

Remuneration Committee The Remuneration Committee ensures that the Company remunerates directors and executive management fairly and responsibly and that the disclosure of director and executive remuneration is accurate, complete and transparent. The committee evaluates performance in relation to reward. Its terms of reference provide the scope of responsibility, as delegated by the Board, to review and make decisions on the remuneration policy and its implementation. All members were elected by the Board and are suitably qualified and have the necessary expertise required to discharge their responsibilities. The committee met four times in FY2025, with meetings scheduled in line with the Company's financial reporting cycle. Key deliverables FY2025 • Evaluated the remuneration structure for Executive Directors and Group Exco members and ensured that they are fairly rewarded, in the context of overall employee remuneration and taking into account the Company’s performance and remuneration philosophy. • Considered and recommended to the Board the remuneration package for the Chief Financial Officer designate. • Conducted annual monitoring and review of the terms and conditions of Executive Directors’ service agreements. • Reviewed and monitored the effectiveness of the Company scorecard performance. • Determined grants to the Executive Directors and other Group Exco members made in terms of the Company’s Single Incentive Policy. • Reviewed and monitored recent changes and proposals regarding the remuneration elements of the Companies Amendment Act. Risk Committee The Risk Committee monitors risk management performance and ensures that the Company implements its risk management framework. The committee provides oversight of the Group's risk management framework, including a review of strategic risks, procedures, processes, controls and systems established to identify, assess, monitor and report on major risks faced by the Company. The committee comprises of majority of independent non-executive directors. All members of the committee are suitably qualified and have the necessary expertise required to discharge their responsibilities. The committee met four times in FY2025, with meetings scheduled in line with the Company's financial reporting cycle. Key deliverables FY2025 • Reviewed operational and strategic risks. • Reviewed solar project risk assurance. • Conducted an annual review of group risk tolerance and risk appetite statements. • Conducted annual review of ERM. • Oversaw insurance renewals. • Conducted annual review of IT risks, including business continuity, back-ups and offsite storage, and security of network and information. • Reviewed and monitored processes and procedures for risk identification, analysis and quantification. • Reviewed processes implemented to monitor the ongoing management of risks and ensured that continuous monitoring by management takes place. • Reviewed reports from internal audit on the effectiveness of the processes and procedures of risk management. INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION Corporate governance report continued DRDGOLD Annual Integrated Report 2025 104

Nominations Committee The Nominations Committee ensures that the Board has the appropriate composition to execute its duties effectively. The committee guides formal, transparent and fair conduct in the nomination and election process for members of the Board. The committee reviews the Board composition to confirm independence, tenure, and skills to ensure that the Board's competence and balance are maintained and enhanced. All members are suitably qualified and have the necessary expertise required to discharge their responsibilities. The committee met four times in FY2025, with meetings scheduled in line with the Company's financial reporting cycle. Key deliverables FY2025 • Reviewed Board composition, tenure, independence and future board strength needs. • Ensured that Directors received regular briefings on changes to the appropriate risks and laws. • Oversaw development and implementation of continuing professional development programmes for Directors. • Monitored progress against the feedback from the FY2024 board and committee performance evaluations. • Ensured that succession plans for the Board, Executive Directors and senior management are developed and implemented. • Considered the report on shareholder feedback in preparation for the AGM. • Reviewed and approved gender and race diversity policy. Social and Ethics Committee The Social and Ethics Committee ensures that the Company conducts its business in an ethical, responsible and properly governed manner and has oversight of the review and/or development of policies, governance structures and practices related to sustainability. The committee monitors the Company's activities regarding good corporate citizenship, the environment, health and safety, social and economic development, transformation, labour, diversity and inclusion and reports to shareholders at the Company’s AGM. The committee complies with all relevant legislation, regulations and governance codes and executes its duties in terms of the requirements of King IV, the Companies Act and related regulations. The Board is satisfied that the Chairman of the Social and Ethics Committee has sufficient expertise and experience to oversee sustainability-related issues, as he is certified as an ESG Competent Director and a Climate Change Competent Director. In addition, all members of the committee have the necessary skills and expertise required to discharge their responsibilities. The committee met four times in FY2025, with meetings scheduled in line with the Group's financial reporting cycle. Key deliverables FY2025 • Monitored activities relating to the 10 principles set out in the United Nations Global Compact Principles and the Organisation for Economic Co-operation and Development recommendations regarding corruption, the Employment Equity Act 55 of 1998 and the Broad-Based Black Economic Empowerment Act 53 of 2003. • Reviewed and monitored progress on the implementation of the Enterprise and Supplier Development programme. • Monitored the quarterly reports on environmental, safety and health and confirmed that no adverse compliance inspections by environmental regulators were issued. • Considered the quarterly human resources report, including employment equity, employee complement and movements, and training and development. • Reviewed the integrated and sustained stakeholder communication programme for identified and implemented projects. • Reviewed significant cases of employee conflicts of interest, misconduct or fraud, or any other unethical activity by employees of the Group. • Reviewed the changes regarding the social and ethics elements of the Companies Amendment Act. INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION Corporate governance report continued DRDGOLD Annual Integrated Report 2025 105

IT governance At DRDGOLD, IT governance and compliance are foundational pillars in ensuring the responsible and effective use of technology across our operations. Our IT governance framework aligns with industry best practices and regulatory requirements, emphasising transparency, accountability and strategic alignment with business objectives. This framework is designed to ensure that our technology investments deliver value while managing risks associated with IT operations, cybersecurity and data privacy. Key components of our IT governance include: • Strategic alignment: ensuring that our IT initiatives support the broader business strategy, focusing on operational efficiency, innovation and sustainability. • Risk management: identifying and mitigating risks related to IT, including cybersecurity threats and data breaches, while ensuring business continuity through robust disaster recovery plans. • Regulatory compliance: We are committed to adhering to all relevant data protection and privacy laws, including the Protection of Personal Information Act (POPIA) and Sarbanes Oxley (SOX) to safeguard both corporate and stakeholder data. • Performance Management: Continuously measuring IT performance through key metrics to ensure that we meet our goals and service-level agreements, optimising both efficiency and resource utilisation. Our governance structure is underpinned by the King IV and SOX principles of corporate governance, ensuring that IT is leveraged as a strategic asset while complying with the highest standards of ethical conduct, risk management and accountability. INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION Corporate governance report continued DRDGOLD Annual Integrated Report 2025 106

Edmond Jeneker / Remuneration Committee Chairman “The committee is mandated by the DRDGOLD Board to actively work towards enhancing remuneration governance and policies that support the strategic goals of the company." Dear Shareholders It gives me great pleasure to present the 2025 Remuneration Report on behalf of the Remuneration Committee (the committee). The committee is mandated by the DRDGOLD Board to actively work towards enhancing remuneration governance and policies that support the strategic goals of the company. Shareholders will recall that the company’s revised Remuneration Policy and the Single Incentive Policy, were tabled and approved at the AGM 2023 and implemented in the subsequent financial year with effect from 1 July 2024. The final run-off of the previous Long-Term Incentive scheme will cease in October 2027. The committee is satisfied with both the smooth implementation and operationalisation of the Remuneration Policy in its inaugural year. The full details are shared in Parts A and B of this report, from Pages 108 to 113. Company Performance The company has exceeded most of its performance metrics against targets set during the year under review. In particular, relative total shareholder return, efficient management of all-in sustaining costs and production throughput and ESG dimensions have contributed to the favourable performance, also supported by the increase in the gold price. Executive Management Performance The Executive Directors, Prescribed Officers and Senior Management have performed very well with their focus on delivery towards their performance targets and the strategic objectives set out in the year under review. During the year under review: The Remuneration Policy and Implementation Report were tabled for non-binding advisory votes and the non-executive Director fees were tabled as a special resolution at the AGM held on 29 November 2024 and approved. The results were as follows: • Endorsement of the Remuneration Policy: Votes in favour 97.53% • Endorsement of the Implementation Report: Votes in favour 90.18% • Approval of Non-executive Directors’ Remuneration: Votes in favour 94.05% Remuneration Committee changes • I was appointed as chairperson of the Remuneration Committee with effect from 27 November 2024, to replace Mr Jean Nel, a former independent non-executive director of the Board who resigned from the Board with effect from 27 November 2024. • Ms Prudence Lebina, an independent non-executive director of the company, was appointed as a member of the Remuneration Committee with effect from 1 March 2025, to replace Ms Thoko Mnyango, an independent non-executive director of the company, who resigned from the Remuneration Committee with effect from 1 March 2025. Acknowledgements I wish to acknowledge the specialist inputs by external independent assurance service providers on the Single Incentive Policy and remuneration best practice recommendations. The feedback received from shareholders on elements of the remuneration policy and implementation thereof is welcomed and the committee endeavours to consider all feedback and engage with shareholders as and when relevant. Edmund Jeneker / Remuneration Committee Chairman 28 October 2025 INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION Remuneration report DRDGOLD Annual Integrated Report 2025 107

Part A – Remuneration governance and policy Remuneration governance The Remuneration Committee consists of a majority of independent non-executive directors and oversees our Remuneration Policy and its implementation, while ensuring best practices of remuneration within the Group. The CEO and CFO are standing invitees to the meetings. They have no vote at the meetings and are not present when their remuneration or performance is discussed. There were no deviations from the Remuneration Policy during the financial year. The Remuneration Committee held four meetings during the financial year ended 30 June 2025 with attendance as follows: Committee members Meetings attended JJ Nel (Chairman)1 2/4 TVBN Mnyango2 3/4 KP Lebina3 1/4 EA Jeneker (Chairman)4 4/4 JA Holtzhausen 4/4 TJ Cumming 4/4 1 Resigned from the Board with effect from 27 November 2024 2 Resigned as a member of the Remuneration Committee effective 1 March 2025 3 Appointed as a member of the Remuneration Committee effective 1 March 2025 4 Appointed as Chairman of the Remuneration Committee effective 27 November 2024 REMUNERATION POLICY Our Remuneration Policy is aligned with our strategy We are committed to maintaining a Remuneration Policy that is aligned with the Company’s business strategy and performance objectives, to create development opportunities for employees, resulting in rewards aligned with the attraction and retention of human capital and value creation. Our Remuneration Policy and practices are aligned with stakeholder interests. The Remuneration Committee is satisfied that the policy has achieved its objectives. Fair and responsible compensation We are committed to non-discriminatory employment practices. Remuneration is therefore fairly and equitably distributed within occupational levels and should there be any discrepancies in occupational job levels, these are justified according to the level of responsibility, the complexity of the position, length of service and qualifications. Promote an ethical culture within the Group and responsible corporate citizenship It is important that our policy complements our Group’s core values, while supporting the achievement of our performance objectives. Employees are not remunerated solely on a set of rigid financial performance objectives but are rather developed in their trades and professions, and evaluated based on their commitment to ethical values, and ultimately, for contributing to a sustainable business. Attract and retain competent employees In an increasingly competitive labour market, it is important to motivate individual and team performance to create a high- performance culture. This will ensure that the Company’s safety standards are maintained and value is created for the business and our stakeholders, to manage the total cost of employment as well as to achieve the most effective returns for the Company’s investment in its people. Competitive reward strategy The Company’s reward strategy includes guaranteed pay, variable pay, performance-based rewards, learning and development, and the creation of a high-performance culture and a safe working environment. A healthy and safe environment Our Company has developed various internal procedures guided by legislation to prevent injuries and fatalities. This cannot be achieved without the commitment of employees to adhere to these safety protocols. Our remuneration strategy therefore aims to facilitate an environment in which all employees feel safe. Remuneration Principles There are two main elements that make up DRDGOLD’s reward approach: Reward element 1 – Guaranteed pay Objective and operation The guaranteed package is determined by the need to attract and retain the skills and competencies required in the organisation. Job grades, reflecting the level of responsibility and conceptual complexity of job roles, are established through the application of the Paterson methodology, which is used throughout the South African mining sector. To apply this, benchmarking is conducted to compare the fairness and market competitiveness of guaranteed packages at the different job levels. This is done annually for employees graded 18 “Paterson DL” and above. All other employees are remunerated based on a negotiated and approved wage agreement. Benchmarking is based on South African national and mining industry companies. We believe these organisations are our competitors for sought-after skills, and therefore deemed to be a reasonable, relevant and defensible selection from which key skills could be gained or to whom key skills could be lost. DRDGOLD makes use of the Remchannel (Pty) Ltd channel to perform all benchmarking. Within a range applicable to the job level, individual remuneration is decided with reference to compensable factors, which are neither arbitrary nor discriminatory in terms of Employment Equity regulations and the Employment Equity Act. Reward element 2 – Single incentive scheme Objective and operation To remain aligned with the latest developments in remuneration policy and to stay current with the demands of governance as well as remain competitive within the industry, the Remuneration Committee conducted a review of the previous incentive schemes in place with external advisors. The outcome of the review informed the implementation with effect from 1 July 2024, of the new simplified Single Incentive Plan ("SIP") incorporating a deferred share plan ("DSP"). INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION Remuneration report continued DRDGOLD Annual Integrated Report 2025 108

New, simplified Single Incentive Plan The Single Incentive Plan recognises the difficulties in setting stretching but realistic performance targets in a volatile economic environment. Its aim is to move beyond measurement criteria which are focused chiefly on inflexible financial performance, much of which is driven by two factors totally beyond management control namely, the gold price and exchange rates, and give balanced weightings to financial and non-financial measures to ensure executives and senior management are held to appropriate pay-for-performance standards without being penalised or rewarded unduly for factors outside their control. The intent of the SIP is to reward excellence and incentivise behaviours and outcomes that drive the Company's broader sustainability goals, production and financial targets, thus serving the interests of our shareholders. The SIP participants are those graded 19 and above (Paterson D Upper to F Upper). All other participants participate in incentive schemes aligned to the performance of the respective operations. Performance measures The SIP which incorporates the DSP is made up of two portions consisting of a Free cash flow ("FCF") portion and Scorecard portion. • FCF up to a maximum of 10% of free cash flow which is split between those senior executives who participate in this aspect of the variable pay and in proportion to their allocated percentage of the 'free cash flow' pool. The individual’s free cashflow portion is capped at 67% of the individuals Cost to Company (CTC) for Paterson band D Upper to E Upper and 50% of the individuals CTC for band F employees. • FCF is defined as cash generated from operations, less sustaining capex and tax. In the budgeting process, if the Group believes that any capex, investment or other items should be excluded or amortised or treated in any different way for determining FCF at the end of the year, they may make representations to the Remuneration Committee on the treatment of such item/s for the purposes of calculating FCF for the FCF Pool. The Remuneration Committee has absolute discretion in approving the treatment of the following: • The personal share percentage of the FCF pool by eligible Managers which is determined jointly by the Chief Executive Officer and the Chief Financial Officer and approved by the Remuneration Committee • The FCF pool which may be reduced up to 25% per fatality and may be increased to 100% if the fatality is due to a breakdown in safety culture. • A “Scorecard Portion” determined by using a “bottom up” incentive method based on an individual’s personal cost to company multiplied by an “On-Target” modifier and multiplied by the Group and Personal Scorecard modifier ranging from 0% for poor performance to 100% for good performance and up to 200% for exceptional performance. • The scores from these two portions are combined to make up each individual’s Single Incentive (SI). 67% of this SI is then paid out in Cash and the other 33% is paid out as Deferred Shares which vest over 3 years (33% per annum) for band D Upper to E Upper and over 5 years (20% per annum) for band F Lower and F Upper. • Where the total value of the cash payments due exceed 15% of FCF, the excess will be awarded as deferred shares. • Deferred shares are determined using the volume of weighted average share price on the JSE over 7 days preceding the award date. The source of the shares may be an issue of new shares or treasury shares. Termination and adjustment rules Active employees Participation is only for active employees within the category 19-26 band, unless determined by the Remuneration Committee ( REMCO) (“active” excludes employees serving their notice period). Temporary occupation Any person temporarily occupying a position is not eligible to participate in the SI scheme based on this temporary position. Determination period Annually Eligibility and value Subject to REMCO discretion. Service period Employee must be rendering services in the year the SI relates to. New appointment Pro-rated based on the number of months served during the applicable period. No-fault termination Awards and vesting in line with the SIP and Deferred shares. Pending disciplinary/ poor work performance Award or settlement suspended until proceedings concluded. Grant or settlement at REMCO discretion. INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION Remuneration report continued DRDGOLD Annual Integrated Report 2025 109

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Features of the DRDGOLD Single Incentive Plan

Single Incentive Plan		
Components and determination:	**Single Incentive = Free Cash Flow Portion + Scorecard Portion** whereby: **Free Cash Flow Portion** = free cash flow for the relevant financial year x 10% x personal share*. **Scorecard Portion** = personal Cost-to-company x scorecard on-target percentage x performance multiplier. ** The personal share of the Free Cash Flow pool is capped at 50% of Cost to Company for Executive Directors, Prescribed officers and F Lower Paterson band and 67% of cost to Company for all D Upper and E Upper band managers. The personal share percentage of the free cash flow pool by participants is determined jointly by the Chief Executive Officer and the Chief Financial Officer and approved by the Remuneration Committee.*	
Participants	Full time employees from category 19 to 26 excluding non-executive directors (Paterson band D upper to F upper).	
Pay-out form	Cash payment (short-term component) **Cash payment** = Single Incentive x 67%	DRDGOLD Shares (long-term component) **Deferred DRDGOLD shares** = Single Incentive x 33% + any approved retention award
Pay-out period	Settled annually for all employees	Vesting over five years at 20% per annum for Category 25 and 26 (F-band) and over three years at 33% per year for Category 19 to 24 (E and D band) participants, without further performance conditions and subject to continued employment.
Basis of award	Group and individual scorecards for initial award.	
Safeguards	The quantum and award of the Single Incentive is tested against certain safeguards including a specified percentage of EBIT and a 1% limitation on the total number of DRDGOLD shares in issue during that year.	

Scorecard on-target percentages and weightings

				Performance multiplier weighting	
Strategic level	**Category**	**Paterson grade**	**Scorecard on-target percentage**	**Company**	**Personal**
Top management, strategic intent	26	F Upper	90%	90%	10%
	25	F Lower	75%	90%	10%
General management, strategic execution	24, 23	E Upper	60%	90%	10%
Senior Management	22, 21	E Lower	45 %	90 %	10 %
Middle Management, Qualified and experienced professionals	20, 19	D Upper	45 %	90 %	10 %

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Company scorecard

Area	Measure	Weight	Threshold 0%		Target 100%		Stretch 200%	Measures
Shareholders (20%)	Relative total shareholder return	10%	Median		Halfway between median / Upper quartile		Upper quartile	Relative to comparators
	Return on equity	10%	Cost of equity		Cost of equity plus 3%		Cost of equity plus 6%	Return higher than weighted average cost of capital
Financial (30%)	Cash operating cost (R/tonne)	10%						Based on achievement vs budget, noting that budget is already a stretch target since it is based on "nameplate" capacity without de-risking for probable downtime.
	Cash operating cost (R/kg)	10%	115% Budget	x	110% Budget	x	Budget	
	All-in sustaining cost (R/kg)	10%						
Operations (30%)	Production (kgs)	15%	85% Budget	x	90% Budget	x	Budget	Based on achievement vs budget, noting that budget is already a stretch target since it is based on "nameplate" capacity without de-risking for probable downtime.
	Throughput (tonnes)	15%						
Current scorecard modifier evaluation (ESG factors) (20%)	Environmental	4%						Based on current scorecard modifier evaluation, a portfolio of evidence compiled.
	Health and safety	4%						
	Local economic development	4%	Amber Score (2)		Green Score (3)		Blue Score (5)	
	Human resources development	4%						
	Transformation	4%						

Performance will be assessed based on the following:

- *For "threshold performance", 0% will be scored for that performance area*
- *For "on-target performance", 100% will be scored for that performance area*
- *For "stretch", 200% will be scored for that performance area*
- *Linear vesting will be applied between threshold, on-target and stretch*

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Remuneration report continued

Remuneration consultants

The Remuneration Committee engages independent consultants to assist in fulfilling its remuneration mandates.

During FY2025, the committee engaged Bowmans to assist with the implementation of the SIP and advise on the disclosure requirements of the Companies Amendment Act. The Board is satisfied that Bowmans is an independent and objective service provider. The committee also engaged Deloitte to perform a benchmarking exercise on the remuneration for all senior payroll employees and to assist with best practice disclosures related to the Remuneration policy. The Board is satisfied that Deloitte is an independent and objective service provider. Furthermore, the committee appointed Red Ember to support the preparation of the pay parity disclosures in line with the requirements of the Companies Act Amendments Bill. The Board is satisfied that Red Ember is an independent and objective service provider.

Non-executive Directors' remuneration policy

The objective of the non-executive Directors' remuneration policy is to compensate them fairly for their roles in steering the Group toward the achievement of its strategic objectives and applying good corporate governance principles.

Their remuneration is based on the following principles:

- They do not participate in the SIP as participation could be seen as compromising their independence and the impartiality of their oversight role.
- Fees are benchmarked against South African mining industry companies to ensure that they remain competitive. In addition, the complexity, scale and locality of the Group's operations and the governance environment in which we function are taken into account to ensure that candidates of the required experience and skill are sourced and retained to serve on the Board.
- Receive fixed retainers made up of a base fee and committee fee as outlined in clause 30 of the MOI as well as section 66(8) and (9) of the Companies Act.
- Reimbursed for travel expenses on official business where necessary, as well as other direct business-related expenses.
- Fees are reviewed annually.
- The last increase proposed and approved for the non-executive directors' fees was at the AGM on 27 November 2024. A proposed increase of 5.5% will be submitted for approval at the AGM on 26 November 2025, to take effect from 1 January 2026. This proposed increase is lower than the median 12% rise in board fees recorded among JSE Top 200 companies over the past year, as reported in PwC's *2025 Directors' Remuneration and Trends Report.*

Non-executive Directors' fees:

	Proposed fees per annum	Current approved fees per annum
Non-executive Director's role	**Annual retainer Rand fee FY2026**	**Annual retainer Rand fee FY2025**
Chairperson of the Board [1]	**1 867 002**	1 769 670
Lead independent director [1]	**1 057 968**	1 002 813
Board member	**535 207**	507 305
Audit Committee Chairperson [2]	**224 040**	212 360
Other Committees' Chairperson [2,3]	**174 254**	165 169
Audit Committee member	**149 360**	141 574
Risk Committee and Remuneration Committee member	**124 467**	117 978
Nominations Committee and Social and Ethics Committee member	**112 020**	106 180
***Ad hoc* work rates**		
Investment Committee Chairperson - *ad hoc* fee per meeting	**43 860**	41 573
Investment Committee member - *ad hoc* fee per meeting	**29 635**	28 090
Ad hoc fee applicable for additional special meetings[4]	**29 635**	28 090

[1] *The Fee per annum for the Chairman of the Board and the LID are all-inclusive fees i.e., they will not receive committee membership fees.*

[2] *The per annum fee for the chairperson of a committee is inclusive of both as a chairperson of the committee and as a member of the committee.*

[3] *The per annum fee for the chairperson of all committees except the Audit Committee.*

[4] *It was agreed that ad hoc fees for additional work by a non-executive director would only be payable in extraordinary circumstances.*

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Remuneration report continued

Non-binding advisory votes on the remuneration policy

At the last AGM on the 27th of November 2024, the remuneration policy and implementation report were tabled for non-binding advisory votes and the non-executive Directors fees were tabled as a special resolution at the AGM. Shareholder voting results were as follows:

- Endorsement of the remuneration policy: Votes in favour – 97.53%
- Endorsement of the implementation report: Votes in favour – 90.18%
- Approval of Non-executive Directors' remuneration: Votes in favour – 94.05%

As less than 25% of the shareholders voted against the Company's remuneration policy and implementation report, there was no need to invite dissenting shareholders for engagement on these matters.

Part B: Implementation report of remuneration policy for FY2025

Total guaranteed pay outcomes

Executive Directors and Prescribed Officers

	Movement [1] %	2025 R'000	2024 R'000
CEO	6	**8 794**	8 297
CFO	6	**5 434**	5 127
COO	6	**5 434**	5 127

[1] *Percentage movement is impacted by rounding to the nearest R'000.*

Average salary increases

	2025 %	2024 %
CEO (January each year)	**6.0**	6.0
CFO (January each year)	**6.0**	6.0
COO (January each year)	**6.0**	6.0
Senior management (January each year)	**6.0**	6.0
Unionised and non-unionised (July each year) – Ergo		
Category 4-5	**9.5**	9.5
Category 6-9	**8.0**	8.0
Category 10-16	**6.6**	6.6
Unionised and non-unionised (July each year) – FWGR		
Category 4-8	**8.0**	8.0
Category 5-16	**6.0**	6.0
Consumer Price Index [1]	**3.3**	5.3

[1] *Annual average consumer price index for financial year 2025 and 2024 respectively.*

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Pay equality Description of total single figure remuneration by executive director CEO remuneration based on total single figure remuneration 2025 Total guaranteed remuneration SIP cash portion SIP deferred share portion LTI 0.00 20.00 40.00 Maximum Minimum Actual earnings CEO remuneration based on total single figure remuneration 2024 Total guaranteed remuneration STI LTI 0.00 10.00 20.00 Maximum Minimum Actual earnings CFO remuneration based on total single figure remuneration 2025 Total guaranteed remuneration SIP cash portion SIP deferred share portion LTI 0.00 10.00 20.00 30.00 Maximum Minimum Actual earnings CFO remuneration based on total single figure remuneration 2024 Total guaranteed remuneration STI LTI 0.00 10.00 20.00 Maximum Minimum Actual earnings 1 In FY2024, equity settled LTI vesting 20 October 2024 is reflected at fair value of R13.55. In FY2025, equity settled LTI vesting 19 October 2025 is reflected at fair value of R16.61. SIP deferred share portion for FY2025 was awarded by Remco on 13 August 2025. INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION Remuneration report continued DRDGOLD Annual Integrated Report 2025 114 Rm Rm Rm Rm

INTRODUCING DRDGOLD | STRATEGIC APPROACH | OUR PERFORMANCE | GOVERNANCE | SUPPLEMENTARY INFORMATION

Remuneration report continued

Total remuneration

Directors' and prescribed officers' remuneration

The tables below illustrate the total single figure remuneration and the total cash equivalent received reconciliation in R'000 for Directors and executive management. Executive management includes the Executive Directors and Prescribed Officers, who are also referred to as Exco of the Group.

Total single figure remuneration

	2025					2024					
		Remuneration earned during the year but not yet settled					Remuneration earned during the year but not yet settled				
Name	Total guaranteed remuneration[1]	SIP cash portion related to this cycle	SIP deferred share portion related to this cycle[2]	Unvested equity settled LTI[3]	Total single figure remuneration	Total guaranteed remuneration	STI related to this cycle	Discretionary STI related to this cycle	Unvested equity settled LTI[4]	Other payments[5]	Total single figure remuneration
Executive Directors											
DJ Pretorius	8 843	9 892	4 872	13 281	36 888	8 350	8 062	648	2 590		19 651
AJ Davel	5 582	5 416	2 667	7 071	20 736	5 279	4 982	401	1 379		12 041
Prescribed Officers[5]											
WJ Schoeman	5 582	5 401	2 660	7 071	20 714	5 149	4 982	401	1 379		11 911
E Beukes[5,7]	—	—	—	—	—	129	—	—	—	1 333	1 462
Non-executive Directors											
EA Jeneker	1 026	—	—	—	1 026	971	—	—	—		971
JA Holtzhausen	917	—	—	—	917	865	—	—	—		865
TVBN Mnyango	856	—	—	—	856	811	—	—	—		811
JJ Nel[8]	379	—	—	—	379	902	—	—	—		902
KP Lebina	1 010	—	—	—	1 010	891	—	—	—		891
TJ Cumming	1 797	—	—	—	1 797	1 713	—	—	—		1 713
R A Brady[9]	467	—	—	—	467	—	—	—	—		—
CD Flemming	893	—	—	—	893	845	—	—	—		845

[1] *Includes contributions made by the Company to the Sanlam Group Life plan and medical aid contributions.*
[2] *The deferred shares were awarded by Remco on 13 August 2025.*
[3] *For FY2025, unvested equity settled LTI refers to the 19 October 2022 awards which vested on 19 October 2025. This is reflected at fair value of R16.61 per share.*
[4] *For FY2024, unvested equity settled LTI refers to the 20 October 2021 awards which vested on 20 October 2024. This is reflected at fair value of R4.71 per share.*
[5] *Other payments include encashed leave and gratuity payment.*
[6] *During FY2024 DRDGOLD determined that the members of Exco comprise of the CEO, CFO and COO, and that the Company Secretary no longer forms part of Exco.*
[7] *Resigned as company secretary effective 31 July 2023. Unvested equity settled LTI forfeited.*
[8] *Resigned from the Board with effect from 27 November 2024.*
[9] *Appointed as a non-executive director effective 1 December 2024.*

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Remuneration report continued

Total cash received reconciliation

	2025									2024							
		Remuneration earned during the period but not yet settled			Equity long-term incentives settled during the period						Remuneration earned during the period but not yet settled		Long-term Incentives paid during the period				
Name	Total single figure remuneration	SIP cash portion earned during the period but not yet paid	SIP deferred share option earned during the period but not yet settled	Unvested equity settled LTI	STIs related to previous cycle paid during the year	Grant date fair value @ 8.33	Market movement since grant date	Vesting fair value @ R22.07	Total cash equivalent received reconciliation	Total single figure remuneration	STIs earned during the period but not yet paid	Unvested equity settled LTI	STIs related to previous cycle paid during the period	Grant date fair value @ R12.13	Market movement since grant date	Vesting fair value @ R17.07	Total cash equivalent received reconciliation
Executive Directors																	
DJ Pretorius	**36 888**	**(9 892)**	**(4 872)**	**(13 281)**	**8 062**	**1 375**	**2 266**	**3 641**	**20 546**	19 651	(8 710)	(2 590)	7 732	2 016	822	2 838	18 920
AJ Davel	**20 736**	**(5 416)**	**(2 667)**	**(7 071)**	**4 982**	**732**	**1 207**	**1 939**	**12 504**	12 041	(5 383)	(1 379)	4 778	976	398	1 374	11 431
Prescribed Officers																	
WJ Schoeman	**20 714**	**(5 401)**	**(2 660)**	**(7 071)**	**4 982**	**732**	**1 207**	**1 939**	**12 503**	11 911	(5 383)	(1 379)	4 778	976	398	1 374	11 301
E Beukes	**—**	**—**		**—**	**—**	**—**	**—**	**—**	**—**	1 462	—	—	—	—	—	—	1 462
Non-executive Directors																	
EA Jeneker	**1 026**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**1 026**	971	—	—	—	—	—	—	971
JA Holtzhausen	**917**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**917**	865	—	—	—	—	—	—	865
TVBN Mnyango	**856**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**856**	811	—	—	—	—	—	—	811
JJ Nel	**379**		**—**	**—**	**—**	**—**	**—**	**—**	**379**	902	—	—	—	—	—	—	902
KP Lebina	**1 010**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**1 010**	891	—	—	—	—	—	—	891
TJ Cumming	**1 797**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**1 797**	1 713	—	—	—	—	—	—	1 713
R A Brady	**467**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**467**	—	—	—	—	—	—	—	—
CD Flemming	**893**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**893**	845	—	—	—	—	—	—	845

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Remuneration report continued

DRDGOLD equity settled share scheme

Name	Opening balance	Granted number	Expired number[1]	Forfeited/lapsed number	Vested number settled	Fair value of vested awards settled (R'000)[2]	Closing balance	Grant date fair value of unvested awards as at 30 June 2025 (R'000)[3]	Fair value of unvested awards as at 30 June 2025 (R'000)[3]
	2025								
Executive Directors									
DJ Pretorius	1 786 540	404 342	(384 990)	—	164 996	3 642	1 970 888	19 183	28 956
AJ Davel	951 100	215 259	(204 957)	—	87 839	1 939	1 049 241	10 213	15 415
	2 737 640	619 601	(589 947)	—	252 835	5 581	3 020 129	29 396	44 371
Prescribed Officers									
WJ Schoeman	951 100	215 259	(204 957)	—	87 839	1 939	1 049 241	10 213	15 415
E Beukes	—	—	—	—	—	—	—	—	—
	951 100	215 259	(204 957)	—	87 839	1 939	1 049 241	10 213	15 415
Total	3 688 740	834 860	(794 904)	—	340 674	7 520	4 069 370	39 609	59 786

[1] *30% of conditional shares vested on 20 October 2024 as a result of performance conditions not being met.*

[2] *Conditional shares vested on 20 October 2024. The average fair value of the conditional shares settled was R22.07 each.*

[3] *The average fair value per share at grant date is R9.73. The average fair value per share at 30 June 2025 is R14.69 per share. Fair value as at year end was determined using the Monte Carlo model, based on share price of R23.73 at 30 June 2025, risk-free rate of between 6.9% and 7.2% and volatility of between 43.9% and 52.0%.*

Name	Opening balance	Granted number	Expired number[1]	Forfeited/lapsed number	Vested number settled	Fair value of vested awards settled (R'000)[2]	Closing balance	Grant date fair value of unvested awards at 30 June 2024 (R'000)[3]	Fair value of unvested awards as at 30 June 2024 (R'000)[3]
	2024								
Executive Directors									
DJ Pretorius	1 682 078	436 959	(166 249)	—	(166 248)	2 838	1 786 540	13 684	14 037
AJ Davel	879 395	232 624	(80 459)	—	(80 460)	1 374	951 100	7 285	7 473
	2 561 473	669 583	(246 708)	—	(246 708)	4 212	2 737 640	20 969	21 510
Prescribed Officers									
WJ Schoeman	879 395	232 624	(80 459)	—	(80 460)	1 374	951 100	7 285	7 473
E Beukes	120 119	—	—	(120 119)	—	—	—	—	—
	999 514	232 624	(80 459)	(120 119)	(80 460)	1 374	951 100	7 285	7 473
Total	3 560 987	902 207	(327 167)	(120 119)	(327 168)	5 585	3 688 740	28 254	28 983

[1] *50% of conditional shares vested on 22 October 2023 as a result of certain performance conditions not being met.*

[2] *Conditional shares vested on 22 October 2023. The average fair value of the conditional shares settled was R17.07 each.*

[3] *The average fair value per share at grant date is R7.66. The average fair value per share at 30 June 2024 is R7.86 per share. Fair value as at year end was determined using the Monte Carlo model, based on share price of 15.70 at 30 June 2024, risk-free rate of between 7.8% and 8.2% and volatility of between 40.2% and 41.6%.*

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Remuneration report continued

Company scorecard achieved for 2025

			FY2025					
Area	Measure	Weight	Threshold	Target	Stretch	Actual	Score	Weighted
Shareholders (20%)	Relative total shareholder return[1]	10%	50.3 %	56.0 %	61.6 %	**42.0 %**	— %	— %
	Return on equity[2]	10%	17.5 %	20.5 %	23.5 %	**21.7 %**	140 %	14 %
Financial (30%)	Cash operating cost (R/tonne)	10%	195.6	187.1	170.0	**171.0**	196 %	19 %
	Cash operating cost (R/kg)	10%	987 720	944 775	858 887	**903 824**	148 %	15 %
	All-in sustaining cost (R/kg)	10%	1 147 267	1 097 386	997 624	**1 001 214**	196 %	20 %
Operations (30%)	Production (kgs)	15%	4 351	4 607	5 119	**4 830**	144 %	21 %
	Throughput (tonnes)	15%	21 967 400	23 259 600	25 844 000	**25 613 338**	191 %	29 %
Current scorecard modifier evaluation (ESG factors) (20%)	Environmental	4%	2	3	5	**4**	150 %	6 %
	Health and safety	4%	2	3	5	**4**	150 %	6 %
	Local economic development	4%	2	3	5	**2.5**	50 %	2 %
	Human resources development	4%	2	3	5	**2.5**	50 %	2 %
	Transformation	4%	2	3	5	**5**	100 %	4 %
								138 %

1 *The relative total shareholder return (TSR) score over the performance period was assessed at 0%. This outcome reflects that DRDGOLD's TSR of 42.04% over the three-year performance measurement period was below the median market capitalisation-weighted TSR of its peer group, which was 50.32%*

2 *Return on equity (Profit for the year divided by Total Equity) is calculated using the average over a three-year period. For details on DRDGOLD's return on equity over this period, please refer to the Three-year review section on page 69.*

ESG scorecard for 2025

	Measures	Performance		Score
Environmental	Rehabilitation-Vegetation and site clearance as per plan.	3	4	150%
	Maintaining water use licence compliance.	4		
	Receiving Zero Section 54 notices.	5		
	Maintaining dust exceedances below 6%.	5		
Health & Safety	Zero Fatalities.	5	4	150%
	Reportable Injury Rate below 1 standard deviation of the preceding year rolling average.	4		
	Lost Time Injury rate below at 1 standard deviation of the preceding 5 year rolling average	4		
	Number of compensable Noise Induced hearing loss cases below the average cases for the preceding 5 years.	4		
	Percentage of reportable dust exposed employees below the preceding 5 year rolling average	5		
Local Economic Development	Local Economic Development as budgeted for in the Social and Labour Plan	2	2.5	50%
	Corporate Social Investment spent as a percentage of budget	3		
Human Resources Development	HRD as budgeted in the Social & Labour Plan	2	2.5	50%
	Number of Learnerships, Apprenticeship, Bursaries and Individuals on the talent pool as per plan.	3		
Transformation	Percentage Employment Equity in terms of Mining Charter guidelines	3	3	100%
	Percentage Woman in Mining in terms of Mining Charter guidelines	3		
	Percentage HDSA procurement in terms of Mining Charter guidelines	3		

Key	Rating	%
Threshold	1 to <2	0
	2 to <3	50
On Track	3 to <4	100
Stretch	4 to <5	150
	5	200

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Remuneration report continued

The performance of the CEO and CFO was measured as follows:

CEO Performance score card

Component	Description	Remuneration (R'000)
Total guaranteed remuneration		8 843
Single incentive	**FCF portion** Adjusted Free Cash Flow Pool X 10% X personal share % of senior management payroll (capped at 50% cost to company).	4 273
	Scorecard portion Personal cost to company X scorecard on target percentage X performance multiplier.	10 491
Total Single Incentive		14 764
Cash payment	Total single incentive * 67%	9 892
Deferred share award	Total single incentive * 33%	4 872
Total remuneration related to this cycle		**23 608**

CEO Personal Scorecard FY2025

Priorities for FY2025	Weight	Strategic focus areas	Performance commentary	Rating
Strategic development for growth	30%	Formulation and progress on adequate strategic plan.	Clear and focused resource optimisation plan implemented incorporating an external growth strategy on the back of sustainability and biodiversity value proposition	0.98
		Optimisation of current resources for extended sustainability.	Vision 28 clearly defined and resourced to ensure successful implementation	
		Review potential for commodity and regional diversification.	Advisory firm retained to identify African growth opportunities. Project is delegated to the COO to ensure focused and deliberate target identification process	
Business transformation and operational excellence	40%	Ensure optimal organisational structure and its resourcing whilst also addressing diversity needs.	Strong, focused regional structure embedded within the organisation Appointment of new CFO successfully executed	1.38
		Build and develop adequate bench strength in the management team for future needs.	Strong and young talent pool identified, followed by key appointments. Internal candidate appointed as new CFO. Future focus area to build additional capacity, particularly for future strategic projects	
		Maintain and enhance the company's culture to underpin excellence in business delivery.	Regular interface with employees to reiterate our commitment to integrated value creation, excellence, agility coupled with an expanded invitee list for Exco meetings at which fundamental assumptions are shared on a broader base	
Stakeholder engagement	30%	Develop and extend sound relationships with shareholders.	Targeted interactions through various channels including carefully selected investor relations conferences	1.02
		Ensure adequate interaction and healthy relationships with other external stakeholders.	Clear and deliberate guidance and mandate provided for engagement with communities Close regulator engagement, particularly in nuisance dumps Participation in thought leadership discussions	
		Exhibit leadership excellence in 'living the values' and promoting the same.	Canvassing importance of GISTM and Responsible Principles and campaigning for broader relevance in responsible network of miners Active role provided in promoting a better quality environment for affected communities	
	100%			**3.4**

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Remuneration report continued

CFO Performance score card

Component	Description	Remuneration (R'000)
Total guaranteed remuneration		5 582
Single incentive	**FCF portion** Adjusted Free Cash Flow Pool X 10% X personal share % of senior management payroll (capped at 50% cost to company).	2 641
	Scorecard portion Personal cost to company X scorecard on target percentage X performance multiplier.	5 442
Total Single Incentive		8 083
Cash payment	Total single incentive * 67%	5 416
Deferred share award	Total single incentive * 33%	2 667
Total remuneration related		**13 665**

Pay-gap disclosures

The Companies Amendment Act 16 of 2024 represents a further step towards remuneration transparency and accountability in South Africa. In line with this Act the disclosures of the total annualised cash remuneration for full-time permanent employees for the 2025 financial year at DRDGOLD are as follow:

Description	Total Remuneration
Highest paid employee	21 182 030
Lowest paid employee	217 999
The average remuneration of all employees	786 799
Median remuneration of all employees	456 326

Description	Ratio
Ratio of top 5% highest paid employees average remuneration to average remuneration of bottom 5% lowest paid employees[1]	20 : 1

[1] *The ratio is calculated based on an amount of R231 847 234 for the top 5% highest paid employees and R11 675 566 for the lowest 5% paid employees.*

CFO - Personal Scorecard FY2025

Priorities for FY2025	Weight	Strategic focus areas	Performance commentary	Rating
Financial	30%	Manage liquidity and free cash flow within budget and operational parameters	Expected use of secured Nedbank facilities by 30 June 2025, however, the significant increase in the average gold price boosted liquidity. The cash reserves of R 1.3 billion at 30 June 2025, sets the Company up well for the execution of intensive capital program in the short- to medium term	1.04
		Maintain corporate finance structuring and facilities	5-year Nedbank facility of R 2 billion still secured and remains undrawn	
		Ensure adequate financial controls over operations' capital spend and tax-efficiency	Despite higher profitability at both operations, no current was paid during the year. Ongoing focus and assurance on the capital controls, specifically at FWGR	
Business process and excellence	40%	Sustain efficient systems to ensure annual financial management and reporting cycle is effective	Group budget process brought forward to May 2025. Board meeting and reporting cycle executed as planned	1.32
		Ensure regulatory and financial compliance through system controls and monitoring, e.g. SOX, JSE	To date, minimal audit (external and internal) and regulator findings. System of internal control implemented remains effective	
		Ongoing improvements to embed sustainability and climate change parameters	Sustainability Roadmap established, and ongoing process to build sustainability and in particular, climate change processes and controls at the operations	
Organisational capacity	30%	Ensure capacity in the Finance and Administration Team and Succession	CFO Succession well planned and executed with long enough lead time to ensure that the Finance team continues to operate effectively	1.29
		Ensure adequate interaction and healthy relationships with external stakeholders	External financial stakeholders well engaged and interactions positive	
		Exhibit leadership excellence in 'living the values' and promoting the same	Excellent feedback through 360-evaluation and positive culture embedded through 'living the values'	
	100%			**3.6**

DRDGOLD Annual Integrated Report 2025 120

Directors’ service contracts Service contracts have been concluded with executive directors as well as the non-executive directors. On 1 July 2022, Mr DJ Pretorius entered into a new agreement of employment for a period of three years and thereafter it continues indefinitely until terminated by either party on not less than three months' written notice. Mr AJ Davel entered into a new employment agreement effective from 1 July 2022 for a period of three years and with effect from 1 July 2025, he signalled his intention to step down from his executive role after the completion of the FY2025 financial reporting season. It has been the practice that non-executive directors have had fixed-term service contracts but going forward, these will be adjusted such that the duration of their engagements as directors is aligned with the director rotation retirement requirements in terms of the Company's MOI and their re-election by shareholders at the relevant AGM. The directors had no conflicting interests during the year under review and up to the date of issue of the Annual Reporting Suite. INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION Remuneration report continued DRDGOLD Annual Integrated Report 2025 121

Supplementary information Supplementary information P123 Mineral Resources and Mineral Reserves statement P131 GRI content index P140 Independent assurance practitioner’s report P143 Glossary of terms and abbreviations P146 Administration and contact details INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION DRDGOLD Annual Integrated Report 2025 122 We seek to mine our minerals resources profitably and sustainably while adding social and economic value

6.27Moz Mineral Resources of which 5.85Moz are Mineral Reserves Our manufactured capital includes the volume of gold we recover by embracing innovation and technology. DRDGOLD’s annual production target is 140 000oz to 150 000oz from Mineral Reserves of 5.85Moz. Our Mineral Resources are inclusive of our Mineral Reserves. 4.10Moz Ergo Mineral Resources of which 3.68Moz are Mineral Reserves 2.17Moz FWGR Mineral Resources of which 2.17Moz are Mineral Reserves Group overview of Mineral Resources and Mineral Reserves The statement of Mineral Resources and Mineral Reserves as at 30 June 2025 outlines the Mineral Resources and Mineral Reserves for our Ergo and FWGR operations. It is compared to the last full declaration which was made as at 30 June 2024 and therefore includes a full year’s production depletion due to reclamation activities. In reclaiming these Mineral Reserves, our business model is to minimise the impact on the environment. Refer to the Environmental review section on page 81 of this report as well as the ESG factsheet 2025, published on our website: https://www.drdgold.com/investors/ reports-and-results#ars2025 Our Mineral Resources and Mineral Reserves are reported in accordance with The South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves 2016 edition (SAMREC Code), and are compliant in all material respects with the requirements of the SAMREC Code and Table 1 requirements. Reporting is also in accordance with Section 12 of the JSE Listings Requirements and takes cognisance of the Subpart 1300 of Regulation S-K of the US Securities Act (Regulation S-K 1300). The Ergo Technical Report Summary (TRS) for 2025 was filed in line with the new regulations and can be accessed via EDGAR, and is also available on our website https://www.drdgold.com/investors/reports-and-results#ars2025 DRDGOLD Limited owns 100% of Ergo Mining Proprietary Limited and Far West Gold Recoveries Proprietary Limited. The Mineral Resources and Mineral Reserves are reported on an aggregated attributable beneficial interest basis. Mineral Resources and Mineral Reserves are 100% attributable to DRDGOLD. A brief history of the operations is included on page 17. Geological setting, mineralisation and deposit type Our surface deposits are by-products or residue of the processing of gold and uranium ores of the gold bearing late Archaean (2.7Ga to 3.2Ga) Witwatersrand sedimentary basin. The Witwatersrand Basin is the largest known gold bearing metallogenic province globally and is unconformably overlain by units of the Ventersdorp Supergroup (~2.7Ga), the Transvaal Supergroup (~2.6Ga), and the Karoo Supergroup (~280Ma). The deposits consist of gold, uranium and sulphur-bearing waste material derived from the mining and processing of the Witwatersrand Basin ores. Deposits possess characteristics, determined by the geometry, material source and processing plants in which the original ores were processed. A description of our mining activities and related infrastructure is included in our Business model section on page 54, What we do section on page 15 as well as in the Operational performance section on page 71. A map of DRDGOLD's operations can be found on page 16. Legal aspect and permitting We have numerous surface, mining and prospecting rights and ownership of the surface rights and mine dumps vests in various legal entities. Mineral Resources and Mineral Reserves held by Ergo include ownership through common law, verified contractual arrangements, prospecting rights and various mining rights as well as the required environmental permitting. Ergo has submitted applications to renew these mining rights. The intention is to consolidate the various mining rights into a single mining right once the renewals have been granted. These applications are receiving attention from the DMPR. Ergo has applied to renew the mining rights for 30 years, which is the maximum allowable period as detailed in the MPRDA. These rights are enforceable until such stage as the DMPR has accepted or rejected the mining renewal applications as per the MPRDA. The Mineral Resources and Mineral Reserves held by FWGR were acquired from Sibanye Gold Proprietary Limited (Sibanye Gold), a subsidiary of Sibanye-Stillwater Limited (Sibanye- Stillwater), in a transaction in which common law ownership was established over the various TSFs containing the said Mineral Resources and Mineral Reserves, and control was established by Sibanye Stillwater over DRDGOLD. FWGR conducts its activities, inter alia, in accordance with environmental approvals (EAs) and the provisions of the Mine Health and Safety Act No 29 of 1996 and Regulations. A use and access agreement with Sibanye Gold articulates the various rights, permits and licenses held by Sibanye Gold in terms of which FWGR operates, pending the transfer to FWGR of those that are transferable. DRDGOLD and its subsidiaries own the surface rights to some of the properties where the Mineral Resources are located. In other cases, agreements are in place with the landowners to mine the dump material and rehabilitate the land for other uses. The details of the related surface rights are not material for the purpose of this report. The necessary agreements are in place for all properties in the LoM plan. Impediments on rights to mine Grootvlei Complex Ergo's application for the renewal of its prospecting rights over Grootvlei dumps 6L16, 6L17 and 6L17A to the DMPR was granted in July 2022 and has now lapsed. During the 2023 financial year, an external party raised a conflicting claim of common law ownership of 6L16, 6L17 and 6L17A TSFs. The Grootvlei TSFs have been excluded from Mineral Resources as common law ownership could not be secured. Marievale TSFs The sale agreement to purchase 7L4 from EBM Projects Pty Ltd was concluded by Ergo during the current financial year. Ergo acquired the Marievale TSFs 7L5, 7L6 and 7L7 – in terms of a written notarial executed deed of sale in 2019 and took possession of the TSFs on 8 April 2019. It has since also obtained the requisite National Environmental Management Act, 1998 regulatory approvals to retreat the said TSFs. During the 2023 financial year, the owner of the land on which 7L5, 7L6 and 7L7 are situated – an estimated 36.5 million tonnes out of the total 54.1 million tonnes comprising the Marievale cluster – notified Ergo that in its view, the said TSFs had acceded to the land, and that it had become the owner of the TSFs. Ergo disputed the claim of legal title and referred the matter to arbitration as all ownership requirements were met when the TSFs were purchased by Ergo. Following the lodging of legal proceedings, the parties settled the dispute and during the 2023 financial year Ergo entered into a commercial arrangement with the land-owner whereby the landowner has renounced its entire right, title and interest in and to the TSFs in favour of Ergo against payment of an agreed sum. The 7L4, 7L5, 7L6 and 7L7 TSFs have been classified as Mineral Reserves in FY2024 and FY2025. INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION Mineral Resources and Mineral Reserves statement DRDGOLD Annual Integrated Report 2025 123

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Mineral Resources and Mineral Reserves statement continued

Mineral Resources reconciliation

	Tonnes Mt	Grade Au g/t	Au ounces Moz
Mineral Resources at 30 June 2024	1 035.36	0.27	9.16
Depletion of Mineral Resources - Ergo*	(19.25)	0.33	(0.21)
Survey adjustments - Ergo	(7.76)	0.15	(0.04)
Removal of Daggafontein TSF	(214.11)	0.24	(1.65)
Removal of Grootvlei TSFs	(107.66)	0.26	(0.90)
New TSF added - 4L39	7.50	0.28	0.07
Removal of small TSFs with no reasonable prospects for eventual economic extraction	(2.29)	0.44	(0.07)
Depletion of Mineral Resources - FWGR	(6.49)	0.42	(0.09)
Mineral Resources at 30 June 2025	**685.30**	**0.28**	**6.27**

** The depletion includes the mining of Mineral Resources that were not included in the LoM plan (the mining of Mineral Resources not converted into Mineral Reserves).*

The figures contained in the table are rounded, which may result in minor computational discrepancies which are not deemed to be significant. Depletion is based on survey models.

Mineral Reserves reconciliation

	Tonnes Mt	Grade Au g/t	Au ounces Moz
Mineral Reserves at 30 June 2024	582.23	0.30	5.53
Depletion of Mineral Reserves - Ergo	(18.22)	0.33	(0.19)
Survey adjustments	0.23	1.28	0.01
Removal of Daggafontein TSF	(192.79)	0.24	(1.49)
Removal of small TSFs from Mineral Reserves	(1.53)	0.47	(0.02)
Addition of Crown Complex	279.45	0.24	2.10
Depletion of Mineral Reserves - FWGR	(6.49)	0.42	(0.09)
Mineral Reserves at 30 June 2025	**642.88**	**0.28**	**5.85**

The figures contained in the table are rounded, which may result in minor computational discrepancies which are not deemed to be significant. Depletion is based on survey models.

Group summary

DRDGOLD's Mineral Reserves increased by 6% from 5.53Moz (582.23Mt @0.30g/t) in FY2024 to 5.85Moz (642.88Mt @ 0.28g/t) mainly as a result of the inclusion of the Crown Complex and 4L39 TSF.

The current Mineral Reserves reflect an operating life of 22 years for Ergo and 16 years for FWGR.

DRDGOLD's Mineral Resources decreased by 32% to 6.27Moz (685.30Mt @ 0.28g/t) from 9.16Moz (1035.36Mt @ 0.27g/t) in FY2024 mainly as a result of the removal of the entire Daggafontein TSF from Mineral Resources, as it has been designated as a deposition site. Grootvlei dumps (6L16, 6L17 and 6L17A) were removed from the Mineral Resource Statement as common law ownership could not be secured.

Drilling programme

We began a drilling programme in September 2016, aimed at re-evaluating Ergo's surface gold tailings. There was no significant work performed on the drilling programme during the current financial year other than additional work performed on Crown Complex to confirm the reserve. A total of 62 reverse circulation drill holes at approximately 150m x 150m average grid spacing were completed in 2017 and 2025. Two drill holes were removed from GMTS from any evaluation process as they were not surveyed and their physical location is unknown.

Logging and sampling were completed by the experienced geologists from the RVN Group and Ergo. A comprehensive Quality Assurance and Quality Control programme was implemented. On various occasions, the CP visited the drilling sites, sample sorting area and analytical laboratories. Samples were analysed by MAED and SGS laboratories (refer to page 125 for more information). Bulk density measurements were undertaken using a Troxler densitometer.

Ergo and FWGR has incurred to date more than R30 million on TSFs' evaluation or exploration (surveying, drilling, assaying, test-work, Mineral Resource and Mineral Reserve definition, and reporting).

DRDGOLD Annual Integrated Report 2025 124

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Mineral Resources and Mineral Reserves statement continued

FWGR and Ergo's mining method is to mine the entire dump, as to mine only a portion of the dump will lead to adverse environmental impacts. The SEC regulation SK 1300 does not permit Inferred Mineral Resources to be included in the life of mine. There have been no Inferred Mineral Resources included for either Ergo or FWGR.

Evaluation methodology

Different methodologies are used for the evaluation of Mineral Resources and Mineral Reserves.

Mineral Resources

The assumption is that the current mining method is suitable for all dumps. No selective mining will take place and the entire dump will be processed (including Inferred Mineral Resources).

Selective mining is not applied due to the following four conditions inherent in the operations:

- There is no place on the mining sites to dump the below average grade material
- The mining method is not conducive to selection
- The operation is a rehabilitation exercise and all material must be removed from site and it is therefore most efficient to process all material, even that of a low-grade
- Mineral Resources and Mineral Reserves are determined, amongst other parameters, by the average grade of the dump which must be above or equal to the cut-off grade

The assumption is that the current extraction process is suitable. The determination of the cut-off g/t per Mineral Resource is based on working costs, the average plant recovery and the gold price.

Mineral Resources consist of sand dumps, slimes dams and silted 'vlei' areas and dams. Before dumps are included as Mineral Resources, they are evaluated by drilling and sampling, modelling and the reasonable prospects for eventual economic extraction determined.

With respect to Mineral Resources and Mineral Reserves, drilling takes place on a predetermined grid to enable the modelling of grade (grade model), moisture, expected extraction factors and ultimate financial viability before mining begins.

Auger drilling is usually limited to a maximum depth of about 50m but, where possible, continues into the underlying soil to sample the entire thicknesses of the TSFs.

Reverse circulation drilling was undertaken on Ergo's and FWGR's dumps to penetrate the base of the dams at greater depths. Drill holes were typically drilled on a 100m or 200m grid on all the TSFs.

Borehole intersections are logged by experienced geologists. Contaminants such as rock, soil, ash or any other foreign material are also captured in log sheets. Samples are taken over 1.5m intervals, packaged and sent to two analytical laboratories and a metallurgical laboratory for testing:

- MAED metallurgical laboratories situated at Ergo is not accredited but used for grade control and daily plant samples by Ergo and FWGR. MAED is independent of DRDGOLD
- SGS South Africa Proprietary Limited (SGS) in Randfontein is independent of DRDGOLD and is an accredited facility (T0265) by the South African National Accreditation System (SANAS) for gold analysis using fire assay techniques
- The Ergo Metallurgical Research Laboratory, located in Brakpan inside the Ergo processing plant, is geared to perform bottle roll testing. The laboratory is not accredited and is the internal test facility for DRDGOLD. The laboratory is not independent of DRDGOLD.

DRDGOLD has TSFs with sizes of between 0.5Mt and 110Mt. Estimation methods vary depending on data distribution and statistics. Some TSFs were estimated using nearest neighbour, inverse distance weighting (power 2) and some ordinary kriging. Different estimation techniques are applied to best suit the TSF. Mineral Resources are reported as *in situ*.

A block model is generated and used to estimate the quantity and distribution of gold in 3D space. The Mineral Resource classification is used to describe the degree of certainty in the estimate and is underpinned by sample density, data quality and confidence in the whole process. As the material is removed for retreatment, the Mineral Resources and Mineral Reserves for each operation are adjusted accordingly. Continuous checks of modifying factors and ongoing surveys are conducted to monitor the rate of depletion and the accuracy of factors used in conversion. Verification of estimates is a routine part of the plant feed sampling programme. Plant feed grades are compared to the expected grades from the Mineral Reserves and updated monthly. Surveys are undertaken monthly and a reconciliation is reported semi-annually.

Any adjustments for shortfall or overruns are made in the Mineral Resources and Mineral Reserves statement for the following year. Gains or losses are largely related to volume adjustments on survey, although adjustments may be made for other reasons.

Mineral Reserves

In addition to the Mineral Resource assumptions, infrastructure must be in place or planned to access dumps and dispose of residues. The LoM plan includes purchased sand and slime material which has been excluded from the Mineral Reserves declared. This constitutes less than 5% of the tonnages included in the LoM plan.

The exclusion of purchased sand or slime does not have a material effect on the Mineral Reserves.

Modifying factors

Due to the nature of mining dumps (also known as TSFs), no mining loss or mining dilution is considered in the conversion of Mineral Resources to Mineral Reserves. The entire TSF is planned to be mined (no selective mining) and processed in the LoM planning for the conversion of a Mineral Resource to a Mineral Reserve estimate. A TSF is included in the Mineral Reserves when it is included in the LoM plan and is classified as Measured or Indicated Mineral Resource when the average grade is equal to or above the prevailing cut-off grade. The cut-off grade takes into account the expected residue grade per Mineral Resource area, the working costs and the gold price resulting in the minimum (breakeven) head grade.

FWGR reclaims footwall material where deemed economically viable. This practice could imply the application of an appropriate modifying factor in the derivation of Mineral Reserves when not part of the Mineral Resource estimate. Suitable records are being kept to assess the materiality of this practice on the Mineral Reserve estimate and if material may be included in future Mineral Reserve estimates.

The modifying factors are checked to confirm the accuracy of the Mineral Resource to Mineral Reserve conversion process. The entire process is reviewed by the Competent Persons to ensure that the accepted industry standards, deposit-type procedures have been followed.

Mineral Reserves are reported as material delivered to the processing plants.

The level of the study conducted to support the declaration of the 30 June 2025 Mineral Reserve is based on studies conducted to at least a Preliminary Feasibility Study (PFS) level of accuracy.

Source area/ plant	Recovery %	Mine call factor %	Opex R/t	Average cut-off grade g/t
Ergo	41	100	138.60	0.20
FWGR	51	100	118.50	0.13

DRDGOLD Annual Integrated Report 2025 125

Key risks identified affecting the determination of Mineral Reserves and Mineral Resources include the following: 1 Limited tailings capacity 2 Country/Political risk 4 Eskom supply failure and increased cost 5 Potable water scarcity and access and cost to secondary water sources 6 Complexity of legal/regulatory requirements 7 Threat to social and operating license and other permits 10 Supply chain risks 11 Climate change physical risk 12 Impact of geopolitical and macro-economic volatility The detailed description of these risks and mitigating actions are included in the Material risks and opportunities section on pages 33 to 42. Refer to the CFO’s review on pages 65 to 68 for production figures and the Environmental review section for the environmental management on page 81 to 88. Independent review The Group follows a process to independently review the Mineral Resources and Mineral Reserves at least every five years or as the need arises, such as significant changes in operations or the resources footprint. The 30 June 2025 Ergo’s statement of Mineral Resources and Mineral Reserves was independently reviewed by Sound Mining International SA (Pty) Ltd (Sound Mining) who reviewed the TSFs including the Marievale Complex, Crown Complex , Rooikraal and 7L15 dumps, which together represents more than 90% of the total Mineral Reserve estimates for Ergo (by tonnage). There has not been a significant change in FWGR's Mineral Resources and Mineral Reserves for FY2025. The Mineral Resources and Mineral Reserves of FWGR were last independently updated by Sound Mining in FY2021 as part of the definitive feasibility study performed on the Phase II project. Competent Persons The designated Competent Person, for the Ergo Mineral Resources in terms of the SAMREC Code, 2016 Edition is Mpfariseni Mudau (BSc (Hons) – Geology, MSc (Mining Engineering)) Pr.Sci.Nat. 400305/12, a geologist with 19 years’ experience in mineral exploration, mining and Mineral Resource estimation of precious metals. The Competent Person is recognised by the South African Council for Natural Scientific Professions (SACNASP) located at the Management Enterprise Building, Mark Shuttleworth Street, Innovation Hub, Pretoria, 0087, Gauteng, South Africa. He is a director of The RVN Group Proprietary Limited. The designated Competent Person, in terms of the SAMREC Code, 2016 Edition, responsible for the compilation and reporting of Ergo’s Mineral Reserves is Professor Steven Rupprecht (BSc (Mining Engineering); PhD (Mechanical Engineering)). Professor Rupprecht is an associate Principal Mining Engineer at The RVN Group Proprietary Limited and is a registered honorary fellow at The South African Institute of Mining and Metallurgy (HFSAIMM Reg. no. 701013) located at the Minerals Council South Africa, Rosebank Towers, 19 Biermann Avenue, Rosebank, Johannesburg, South Africa. Professor Rupprecht has 38 years’ experience in the minerals industry. The designated Competent Person, in terms of the SAMREC Code, 2016 Edition, responsible for the compilation and reporting of FWGR's Mineral Resources is Nicholas Weeks, who holds a B.Sc. (Hons) in Geology. He is registered with the South African Council for Natural Scientific Professions (SACNASP, Pr.Sci.Nat. 155508) located at the Management Enterprise Building, Mark Shuttlesworth Street, Innovation Hub, Pretoria, 0087, Gauteng, South Africa. He is a principal geologist with over 6 years' experience in mining, geology and consulting, and is a Director of Sound Mining. The designated Competent Person, in terms of the SAMREC Code, 2016 Edition, responsible for compilation and reporting of FWGR’s Mineral Reserves is Vaughn Duke, a partner of Sound Mining located at 2A 5th Avenue, Rivonia, 2128, South Africa. He holds a BSc Mining Engineering (Hons). He is also registered with the Engineering Council of South Africa (ECSA) located at 1st Floor, Waterview Corner Building, 2 Ernst Oppenheimer Avenue, Bruma Lake Office Park, Bruma, Johannesburg, South Africa as a Professional Engineer with Reg. No. 940314. He is also a fellow of the Southern African Institute of Mining and Metallurgy (FSAIMM) located at the Minerals Council South Africa, Rosebank Towers, 19 Biermann Avenue, Rosebank, Johannesburg, South Africa, and his membership number is 37179. He has over 40 years of experience in the minerals industry, specialising in engineering studies, due diligence audits and valuations. He has sufficient experience that is relevant to the style of mineralisation and type of deposit under consideration and to the activity being undertaken to qualify as a Competent Person as defined in the 2016 Edition of the SAMREC Code. The Competent Person is recognised by SAIMM located at the Minerals Council South Africa, 7th Floor, Rosebank Towers, 19 Biermann Ave, Rosebank, Johannesburg, South Africa. DRDGOLD has written confirmation from the Competent Persons that the information disclosed in this report is compliant with the SAMREC Code and, where applicable, the relevant section 12 of the JSE Listings Requirements and the SAMREC Table 1 requirements, and the Competent Persons have confirmed that this report may be published in the form and context in which it is presented. All Competent Persons are independent contractors of DRDGOLD and its subsidiaries. INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION Mineral Resources and Mineral Reserves statement continued DRDGOLD Annual Integrated Report 2025 126

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Mineral Resources and Mineral Reserves statement continued

Exploration

The Group did not incur any significant exploration expenditure during the year.

The Group incurred the following expenditure on technical studies during the year:

- R2.5 million spent on exploration programme in respect of copper tailings in the Northern Cape. After due diligence activities were completed, it was decided not to pursue the copper tailings project.
- Exploration activities on gold and zinc bearing tailings in the far east rand in FY2025 – R2.7 million was spent in this regard.
- A total expenditure of R2 million was incurred on drilling and associated studies at the Crown Complex to support its conversion to Mineral Reserve.

There were no Inferred Mineral Resources included in pre-feasibility studies.

Competent Persons	Title	Address	Qualifications	Years' experience
Mpfariseni Mudau Pr.Sci.Nat. 400305/12	Director of The RVN Group Proprietary Limited	Willowbrook Villas, 21 Van Hoof St, Roodepoort, 1724	BSc (Hons) – Geology, MSc (Mining Engineering)	19
Professor Steven Rupprecht HFSAIMM 701013	Associate Principal Mining Engineer of the RVN Group	Willowbrook Villas, 21 Van Hoof St, Roodepoort, 1724	BSc. Mining Engineering PhD. Mechanical Engineering	38
Nicholas Weeks Pr.Sci.Nat. 155508	Director at Sound Mining International SA Proprietary Limited	Sound Mining House, 2A Fifth Avenue, Rivonia, 2128	BSc (Hons) – Geology, MGSSA	6
Vaughn Duke Pr. Eng 940314 FSAIMM 37179	Partner of Sound Mining Solution Proprietary Limited	Sound Mining House, 2A Fifth Avenue, Rivonia, 2128	BSc Mining Engineering (Hons), MBA	40



Declaration

The gold price used for determination of Mineral Resources and Mineral Reserves under the SAMREC Code is R1 689 997/kg (US$2 982/oz and R17.63/US$). All Mineral Resources declared in this report are inclusive of Mineral Reserves. DRDGOLD also confirms that the Group has the legal entitlements to the minerals reported and legal impediments on mineral rights have been disclosed on page 123. The directors are not aware of any legal proceedings or other material conditions that may have an impact on the Group's ability to continue operations other than those discussed on page 123 of this report.

DRDGOLD Annual Integrated Report 2025

127

MINERAL RESOURCES AS AT 30 JUNE 2025 MEASURED INDICATED Tonnes Mt Grade g/t Contents Au tonnes Contents Moz Tonnes Mt Grade g/t Contents Au tonnes Contents Moz Ergo 150.54 0.300 45.16 1.46 325.26 0.250 81.32 2.64 FWGR 209.51 0.323 67.57 2.17 — — — — Total Mineral Resources as at 30 June 2025 360.05 0.313 112.73 3.63 325.26 0.250 81.32 2.64 Total Mineral Resources as at 30 June 2024 452.10 0.307 138.75 4.46 561.95 0.250 140.49 4.50 INFERRED TOTAL Tonnes Mt Grade g/t Contents Au tonnes Contents Moz Tonnes Mt Grade g/t Contents Au tonnes Contents Moz Ergo — — — — 475.79 0.266 126.48 4.10 FWGR — — — — 209.51 0.323 67.57 2.17 Total Mineral Resources as at 30 June 2025 — — — — 685.30 0.283 194.05 6.27 Total Mineral Resources as at 30 June 2024 21.32 0.240 5.12 0.20 1 035.36 0.275 284.36 9.16 The figures contained in the tables are rounded, which may result in minor computational discrepancies which are not deemed to be significant. Mineral Resources reported include Mineral Reserves. Mineral Resources are reported as in situ. INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION Mineral Resources and Mineral Reserves statement continued DRDGOLD Annual Integrated Report 2025 128

MINERAL RESOURCES AS AT 30 JUNE 2024 MEASURED INDICATED Tonnes Mt Grade g/t Contents Au tonnes Contents Moz Tonnes Mt Grade g/t Contents Au tonnes Contents Moz Ergo 236.10 0.290 68.47 2.20 561.95 0.250 140.49 4.50 FWGR 216.00 0.325 70.28 2.26 — — — — Total Mineral Resources at 30 June 2024 452.10 0.307 138.75 4.46 561.95 0.250 140.49 4.50 Total Mineral Resources at 30 June 2023 473.61 0.313 148.36 4.75 571.47 0.250 142.87 4.65 INFERRED TOTAL Tonnes Mt Grade g/t Contents Au tonnes Contents Moz Tonnes Mt Grade g/t Contents Au tonnes Contents Moz Ergo 21.32 0.240 5.12 0.20 819.36 0.261 214.08 6.90 FWGR — — — — 216.00 0.325 70.28 2.26 Total Mineral Resources at 30 June 2024 21.32 0.240 5.12 0.20 1 035.36 0.275 284.36 9.16 Total Mineral Resources at 30 June 2023 21.32 0.240 5.12 0.16 1 066.40 0.278 296.35 9.56 The figures contained in the tables are rounded, which may result in minor computational discrepancies which are not deemed to be significant. Mineral Resources reported include Mineral Reserves. Mineral Resources are reported as in situ. INTRODUCING DRDGOLD STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION Mineral Resources and Mineral Reserves statement continued DRDGOLD Annual Integrated Report 2025 129

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Mineral Resources and Mineral Reserves statement continued

MINERAL RESERVES AS AT 30 JUNE 2025

	PROVED Delivered to plant			
	Tonnes Mt	Grade g/t	Contents Au tonnes	Contents Moz
Ergo	150.54	0.300	45.16	1.46
FWGR	196.63	0.322	63.33	2.04
Total Mineral Reserves as at 30 June 2025	**347.17**	**0.312**	**108.49**	**3.50**
Total Mineral Reserves as at 30 June 2024	373.19	0.318	118.76	3.79

	PROBABLE Delivered to plant			
	Tonnes Mt	Grade g/t	Contents Au tonnes	Contents Moz
Ergo	282.83	0.240	67.88	2.22
FWGR	12.88	0.330	4.25	0.13
Total Mineral Reserves as at 30 June 2025	**295.71**	**0.244**	**72.13**	**2.35**
Total Mineral Reserves as at 30 June 2024	209.05	0.255	53.28	1.74

	TOTAL MINERAL RESERVES Delivered to plant			
	Tonnes Mt	Grade g/t	Contents Au tonnes	Contents Moz
Ergo	433.37	0.261	113.04	3.68
FWGR	209.51	0.323	67.57	2.17
Total Mineral Reserves as at 30 June 2025	**642.88**	**0.281**	**180.62**	**5.85**
Total Mineral Reserves as at 30 June 2024	582.23	0.295	172.04	5.53

MINERAL RESERVES AS AT 30 JUNE 2024

	PROVED Delivered to plant			
	Tonnes Mt	Grade g/t	Contents Au tonnes	Contents Moz
Ergo	170.06	0.310	52.72	1.67
FWGR	203.13	0.325	66.04	2.12
Total Mineral Reserves as at 30 June 2024	**373.19**	**0.318**	**118.76**	**3.79**
Total Mineral Reserves as at 30 June 2023	394.28	0.320	126.02	4.05

	PROBABLE Delivered to plant			
	Tonnes Mt	Grade g/t	Contents Au tonnes	Contents Moz
Ergo	196.17	0.250	49.04	1.60
FWGR	12.88	0.330	4.24	0.14
Total Mineral Reserves as at 30 June 2024	**209.05**	**0.255**	**53.28**	**1.74**
Total Mineral Reserves as at 30 June 2023	209.05	0.255	53.28	1.74

	TOTAL MINERAL RESERVES Delivered to plant			
	Tonnes Mt	Grade g/t	Contents Au tonnes	Contents Moz
Ergo	366.23	0.278	101.76	3.27
FWGR	216.00	0.325	70.28	2.26
Total Mineral Reserves as at 30 June 2024	**582.23**	**0.295**	**172.04**	**5.53**
Total Mineral Reserves as at 30 June 2023	603.31	0.297	179.30	5.79

The figures contained in the tables are rounded, which may result in minor computational discrepancies which are not deemed to be significant.

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GRI content index

Statement of use

DRDGOLD Limited has reported in accordance with the GRI Standards and the GRI14: Mining Sector 2024 in this Annual Integrated Report 2025 for the financial year from 1 July 2024 to 30 June 2025.

Applicable GRI Sector Standard(s): GRI 14: Mining Sector 2024

BDO South Africa Inc. has provided limited assurance (LA) on selected sustainability information as per the Independent assurance practitioner's report on pages 140 to 142. GRI 1: Foundation 2021 has been used to compile this content index.

GRI STANDARD	DISCLOSURE	GRI 14: MINING SECTOR 2024: REF NUMBER	LOCATION	RESPONSE / OMISSION
General disclosures				
	2-1 Organisational details		Who we are, p14	
	2-2 Entities included in the organisation's sustainability reporting		Our footprint, p16	
	2-3 Reporting period, frequency and contact point		About this report, p4	
	2-4 Restatements of information		N/A	None
	2-5 External assurance		Independent assurance practitioner's report, p140 to 142	
	2-6 Activities, value chain and other business relationships		Who we are, p14 What we do, p15 Business model, p54 to 59	
	2-7 Employees		Employee relations, p77 to p80	
	2-8 Workers who are not employees		Employee relations, p77 to p80	
	2-9 Governance structure and composition		Value-creating governance - a summary, p60 to p61 Directors and management, p95 to p99 Corporate governance report, p100 to 106	
	2-10 Nomination and selection of the highest governance body		Value-creating governance - a summary, p60 to p61 Corporate governance report, p100 to 106	
	2-11 Chair of the highest governance body		Value-creating governance and remuneration- a summary, p60 Directors and management, p95	

GRI STANDARD	DISCLOSURE	GRI 14: MINING SECTOR 2024: REF NUMBER	LOCATION	RESPONSE / OMISSION
General disclosures *continued*				
	2-12 Role of the highest governance body in overseeing the management of impacts		Engaging with our stakeholders, p29 Corporate governance report, p100-106	
	2-13 Delegation of responsibility for managing impacts		About this report, p4 Corporate governance report, p100-106	
	2-14 Role of the highest governance body in sustainability reporting		About this report, p4 Material risks and opportunities, p33 Corporate governance report, p100	
	2-15 Conflicts of interest		Value-creating governance - a summary, p60 Corporate governance report, p100-106	
	2-16 Communication of critical concerns		Engaging with our stakeholders, p29 to 31 Materiality process and matters, p5 to p10	
	2-17 Collective knowledge of the highest governance body		About this report, p4 Directors and management, p95 to 99 Corporate governance report, p100 to 106	
	2-18 Evaluation of the performance of the highest governance body		Corporate governance report, p100 to 106	
	2-19 Remuneration policies		Remuneration report, p107 to 121	
	2-20 Process to determine remuneration		Remuneration report, p107 to 121	
	2-21 Annual total compensation ratio		Remuneration report, p107	
	2-22 Statement on sustainable development strategy		Leadership review, p12 to 13	
	2-23 Policy commitments		Operating context, p21 to p28 Throughout this report	
General disclosures *continued*				
	2-24 Embedding policy commitments		Our operating context, p21 to p28 Throughout this report	

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GRI content index continued

GRI STANDARD	DISCLOSURE	GRI 14: MINING SECTOR 2024: REF NUMBER	LOCATION	RESPONSE / OMISSION
	2-25 Processes to remediate negative impacts		Throughout this report	
	2-26 Mechanisms for seeking advice and raising concerns		Engaging with our stakeholders, p29 to 31 Employee Relations, p77 Corporate Governance, p100	
	2-27 Compliance with laws and regulations		Corporate governance, p100	No significant fines or non-compliances instances to report
	2-28 Membership associations		About this report, p4	
	2-29 Approach to stakeholder engagement		Engaging with our stakeholders, p29	
	2-30 Collective bargaining agreements		Employee relations, p77	
Material topics				
GRI 3: Material Topics 2021	3-1 Process to determine material topics		Materiality process and matters, p5 to p10	
	3-2 List of material topics		Materiality process and matters, p5 to p10 Material risks and opportunities, p33	
	3-3 Management of material topics		Materiality process and matters, p5 to p10 Throughout this report	

GRI STANDARD	DISCLOSURE	GRI 14: MINING SECTOR 2024: REF NUMBER	LOCATION	RESPONSE / OMISSION
Economic performance				
GRI 3: Material Topics 2021	3-3 Management of material topics	14.2.1 14.9.1	Chief Financial Officer's review, p66 to p68 Climate change and renewable energy, p62 to 63 Employee relations, p77	
GRI 201: Economic Performance 2016	201-1 Direct economic value generated and distributed	14.9.2	Creating value for our stakeholders, p40 Chief Financial Officer's review, p66 to 68 Community engagement and support, p90 to 93	
	201-2 Financial implications and other risks and opportunities due to climate change	14.2.2	Material risks and opportunities, p33 to 42 Climate change and renewable energy, p62 to 63	
	201-3 Defined benefit plan obligations and other retirement plans		Remuneration report, p107 to 121	
	201-4 Financial assistance received from government	14.23.3	N/A	None
Market presence				
GRI 3: Material Topics 2021	3-3 Management of material topics		Employee relations, p77 to 80	
GRI 202: Market Presence 2016	202-1 Ratios of standard entry-level wage by gender compared to local minimum wage	14.17.2	Employee relations, p77 to p80	DRDGOLD provides competitive salaries including entry level for both female and male employees, and does not differentiate these by gender
	202-2 Proportion of senior management hired from the local community	14.21.2	N/A	None

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GRI content index continued

GRI STANDARD	DISCLOSURE	GRI 14: MINING SECTOR 2024: REF NUMBER	LOCATION	RESPONSE / OMISSION
Indirect economic impacts				
GRI 3: Material Topics 2021	3-3 Management of material topics		Community engagement and support, p90 to 93	
GRI 203: Indirect Economic Impacts 2016	203-1 Infrastructure investments and services supported *Additional sector recommendations* • Report whether a community needs assessment was conducted to determine the need for infrastructure and services, and how the assessment informed the infrastructure investments and services supported	**14.9.3**	Community engagement and support, p90 to 93	
	203-2 Significant indirect economic impacts *Additional sector recommendations* • Report the number, total spend, and description of education and skills programs deployed for workers who are not employees	**14.9.4**	Community engagement and support, p90 to 93	

GRI STANDARD	DISCLOSURE	GRI 14: MINING SECTOR 2024: REF NUMBER	LOCATION	RESPONSE / OMISSION
Procurement practices				
GRI 3: Material Topics 2021	3-3 Management of material topics		Community engagement and support, p90 to 93	
	Additional sector recommendation • Describe the approach to providing employment, procurement, and training opportunities to local communities	**14.9.1**	Employee relations, p77 to 80 Community engagement and support, p90 to 93	
GRI 204: Procurement Practices 2016	204-1 Proportion of spending on local suppliers *Additional sector recommendation* • Report the percentage of the organisation's procurement budget spent on local suppliers by mine site	**14.9.5**	Value creation Statement, p32 Community engagement and support, p90 to 93	

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GRI content index continued

GRI STANDARD	DISCLOSURE	GRI 14: MINING SECTOR 2024: REF NUMBER	LOCATION	RESPONSE / OMISSION
Anti-corruption				
GRI 3: Material Topics 2021	3-3 Management of material topics		Corporate governance report, p100 to 105	
GRI 205: Anti-corruption 2016	205-1 Operations assessed for risks related to corruption	14.22.2	Corporate governance report, p100	None
	205-2 Communication and training about anti-corruption policies and procedures	14.22.3	Corporate governance report, p100	
	205-3 Confirmed incidents of corruption and actions taken	14.22.4	Corporate governance report, p100	None
Anti-competitive behaviour				
GRI 3: Material Topics 2021	3-3 Management of material topics		Corporate governance report, p100 to 105	
GRI 206: Anti-competitive Behaviour 2016	206-1 Legal actions for anti-competitive behaviour, anti-trust, and monopoly practices		Corporate governance report, p100	None
Materials				
GRI 3: Material Topics 2021	3-3 Management of material topics		Environmental review, p81	
GRI 301: Materials 2016	301-1 Materials used by weight or volume		Environmental review, p81	
	301-2 Recycled input materials used		N/A	None
	301-3 Reclaimed products and their packaging materials		N/A	None

GRI STANDARD	DISCLOSURE	GRI 14: MINING SECTOR 2024: REF NUMBER	LOCATION	RESPONSE / OMISSION
Energy				
GRI 3: Material Topics 2021	3-3 Management of material topics	14.1.1	Environmental review: Energy consumption, p85 to 88	
GRI 302: Energy 2016	302-1 Energy consumption within the organisation	14.1.2	Environmental review: Energy consumption, p85 to 87	
	302-2 Energy consumption outside of the organisation	14.1.3	N/A	None
	302-3 Energy intensity	14.1.4	Environmental review: Energy consumption, p85 to 88	
	302-4 Reduction of energy consumption		Environmental review: Energy consumption, p85 to 88	
	302-5 Reductions in energy requirements of products and services		Environmental review: Energy consumption, p85 to 88	
Water and effluents				
GRI 3: Material Topics 2021	3-3 Management of material topics	14.2.1 14.7.1	Environmental review: Water consumption, p83 Climate change and renewable energy, p62 to 63	
GRI 303: Water and Effluents 2018	303-1 Interactions with water as a shared resource	14.7.2	Environmental review: Water consumption, p83	
	303-2 Management of water discharge-related impacts	14.7.3	Environmental review: Water consumption, p83	These are not in or near an ecologically sensitive area
	303-3 Water withdrawal	14.7.4	Environmental review: Water consumption, p83	
	303-4 Water discharge	14.7.5	Environmental review: Water consumption, p83	
	303-5 Water consumption	14.7.6	Environmental review: Water consumption, p83	

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GRI content index continued

GRI STANDARD	DISCLOSURE	GRI 14: MINING SECTOR 2024: REF NUMBER	LOCATION	RESPONSE / OMISSION
Biodiversity				
GRI 3: Material Topics 2021	3-3 Management of material topics	**14.4.1**	Environmental review: Rehabilitation, p82	
GRI 101: Biodiversity 2024	101-1 Policies to halt and reverse biodiversity loss	**14.4.2**	Environmental review: Rehabilitation, p82	
	101-2 Management of biodiversity impacts	**14.4.3**	Environmental review: Rehabilitation, p82	
	101-3 Access and benefit-sharing		Environmental review: Rehabilitation, p82	
	101-4 Identification of biodiversity impacts	**14.4.4**	Environmental review: Rehabilitation, p82	
	101-5 Locations with biodiversity impacts	**14.4.5**	Environmental review: Rehabilitation, p82	These are not in or near an ecologically sensitive area.
	101-6 Direct drivers of biodiversity loss	**14.4.6**	Environmental review: Rehabilitation, p82	
	101-7 Changes to the state of biodiversity	**14.4.7**	Environmental review: Rehabilitation, p82	
	101-8 Ecosystem services	**14.4.8**	Environmental review: Rehabilitation, p82	

GRI STANDARD	DISCLOSURE	GRI 14: MINING SECTOR 2024: REF NUMBER	LOCATION	RESPONSE / OMISSION
Emissions				
GRI 3: Material Topics 2021	3-3 Management of material topics	**14.3.1**	Environmental review: Energy consumption, p85 to 88	

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GRI content index continued

GRI STANDARD	DISCLOSURE	GRI 14: MINING SECTOR 2024: REF NUMBER	LOCATION	RESPONSE / OMISSION
GRI 305: Emissions 2016	305-1 Direct (Scope 1) GHG emissions Additional sector recommendations • Report a breakdown of the gross direct (Scope 1) GHG emissions by mine site.	14.1.5	Environmental review: Energy consumption, p85 to 88	
	305-2 Energy indirect (Scope 2) GHG emissions Additional sector recommendations • Report a breakdown of the gross location-based energy indirect (Scope 2) GHG emissions by mine site.	14.1.6	Environmental review: Energy consumption, p85 to 88	
	305-3 Other indirect (Scope 3) GHG emissions	14.1.7	Environmental review: Energy consumption, p85 to 88	
	305-4 GHG emissions intensity	14.1.8	Environmental review: Energy consumption, p85 to 88	
	305-5 Reduction of GHG emissions	14.1.9	Environmental review: Energy consumption, p85 to 88	
	305-6 Emissions of ozone-depleting substances (ODS)		N/A	None
	305-7 Nitrogen oxides (NOx), sulfur oxides (SOx), and other significant air emissions	14.3.2	N/A	DRDGOLD is investigating the methods of assessing its Nitrogen oxides (NOx), sulfur oxides (SOx) emissions and will report on this in future.

GRI STANDARD	DISCLOSURE	GRI 14: MINING SECTOR 2024: REF NUMBER	LOCATION	RESPONSE / OMISSION
Waste				
GRI 3: Material Topics 2021	3-3 Management of material topics	14.5.1 14.6.1	Environmental review, p85 to 88 Our operating context, p21 to 28; Strategy and outlook p57 and Operational performance: overview of Group operations, p71	
GRI 306: Waste 2020	306-1 Waste generation and significant waste-related impacts	14.5.2	Environmental review, p85 to 88	
	306-2 Management of significant waste-related impacts	14.5.3	Environmental review, p85 to 88	
	306-3 Waste generated	14.5.4	Environmental review, p85 to 88	None - DRDGOLD is mine waste neutral since no new waste or tailings result from our operations.
	306-4 Waste diverted from disposal	14.5.5	Environmental review,p85 to 88	
	306-5 Waste directed to disposal	14.5.6	Environmental review, p85 to 88	
	Additional sector recommendations • Tailings disposal methods used	14.6.2	Environmental review, p85 to 88	
	• Organisation's tailings facilities, and report the name, location, and ownership status, including whether the organization is the operator	14.6.3	Operational performance, p71	Please visit: https://www.drdgold.com/sustainability/tailings-management for the Global Industry Standard on Tailings Management (GISTM) Public Disclosure Report 2023

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GRI content index continued

GRI STANDARD	DISCLOSURE	GRI 14: MINING SECTOR 2024: REF NUMBER	LOCATION	RESPONSE / OMISSION
Employment				
GRI 3: Material Topics 2021	3-3 Management of material topics	**14.17.1**	Employee relations, p77 to 80	
GRI 401: Employment 2016	401-1 New employee hires and employee turnover	**14.17.3**	Employee relations, p77 to 80	
	401-2 Benefits provided to full-time employees that are not provided to temporary or part-time employees	**14.17.4**	Employee relations, p77 to 80	
Occupational health and safety				
GRI 3: Material Topics 2021	3-3 Management of material topics	**14.16.1**	Safety and health review, p73 to 76	
GRI 403: Occupational Health and Safety 2018	403-1 Occupational health and safety management system	**14.16.2**	Safety and health review, p73 to 76	
	403-2 Hazard identification, risk assessment, and incident investigation *Additional sector recommendations* • Report how the organisation ensures the provision of gender-appropriate personal protective equipment for workers • Describe the processes used to identify work-related incidents due to sexual and gender-based violence, and to determine corrective actions	**14.16.3**	Safety and health review, p73 to 76 Employee relations, p77 to 80	

GRI STANDARD	DISCLOSURE	GRI 14: MINING SECTOR 2024: REF NUMBER	LOCATION	RESPONSE / OMISSION
Occupational health and safety				
	403-3 Occupational health services	**14.16.4**	Safety and health review, p73 to 76	
	403-4 Worker participation, consultation, and communication on occupational health and safety *Additional sector recommendations* • Report how the organisation seeks to ensure women's participation in formal joint management-worker health and safety committees, and the percentage of women represented in these committees	**14.16.5**	Safety and health review, p73 to 76	Women's participation in formal safety and health committees information has not yet been collated and will be reported on in future
	403-5 Worker training on occupational health and safety	**14.16.6**	Safety and health review, p73 to 76	
	403-6 Promotion of worker health	**14.16.7**	Safety and health review, p73 to 76	
	403-7 Prevention and mitigation of occupational health and safety impacts directly linked by business relationships	**14.16.8**	Safety and health review, p73 to 76	
	403-8 Workers covered by an occupational health and safety management system	**14.16.9**	Safety and health review, p73 to 76	100% (employees and contractors)
	403-9 Work-related injuries	**14.16.10**	Safety and health review, p73 to 76	Per 1 million man hours worked
	403-10 Work-related ill health	**14.16.11**	Safety and health review, p73 to 76	

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GRI content index continued

GRI STANDARD	DISCLOSURE	GRI 14: MINING SECTOR 2024: REF NUMBER	LOCATION	RESPONSE / OMISSION
Training and education				
GRI 3: Material Topics 2021	3-3 Management of material topics	14.17.1	Employee relations, p77 to 80	
GRI 404: Training and Education 2016	404-1 Average hours of training per year per employee	14.17.7 14.21.4	Employee relations, p77 to 80	Average hours of training not disclosed in terms of gender
	404-2 Programs for upgrading employee skills and transition assistance programs	14.17.8	Employee relations, p77 to 80	
	404-3 Percentage of employees receiving regular performance and career development reviews		Employee relations, p77 to 80	100%
Diversity and equal opportunity				
GRI 3: Material Topics 2021	3-3 Management of material topics		Employee relations, p77 to 80 Corporate governance, p100 to 101	
GRI 405: Diversity and Equal Opportunity 2016	405-1 Diversity of governance bodies and employees	14.21.5	Employee relations, p77 to 80 Corporate governance, p100	
	405-2 Ratio of basic salary and remuneration of women to men	14.21.6	N/A	DRDGOLD provides competitive salaries including entry level for both female and male employees, and does not differentiate these by gender

GRI STANDARD	DISCLOSURE	GRI 14: MINING SECTOR 2024: REF NUMBER	LOCATION	RESPONSE / OMISSION
Non-discrimination				
GRI 3: Material Topics 2021	3-3 Management of material topics		N/A	
GRI 406: Non-discrimination 2016	406-1 Incidents of discrimination and corrective actions taken	14.21.7	N/A	None
Freedom of association and collective bargaining				
GRI 3: Material Topics 2021	3-3 Management of material topics	14.20.1	Employee relations, p77 to 80	
GRI 407: Freedom of Association and Collective Bargaining 2016	407-1 Operations and suppliers in which the right to freedom of association and collective bargaining may be at risk	14.20.2	Employee relations, p77 to 80	None
	Additional sector recommendation • The number of strikes and lockouts involving 1,000 or more workers lasting one full shift or longer, and their total duration in worker days idle	14.20.3	N/A	None
Security practices				
GRI 3: Material Topics 2021	3-3 Management of material topics		Our operating context, p21 to 28	
GRI 410: Security Practices 2016	410-1 Security personnel trained in human rights policies or procedures		Our operating context, p21	All security personnel are continuously trained

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GRI content index continued

GRI STANDARD	DISCLOSURE	GRI 14: MINING SECTOR 2024: REF NUMBER	LOCATION	RESPONSE / OMISSION
Local communities				
GRI 3: Material Topics 2021	3-3 Management of material topics *Additional sector recommendations* • Describe the approach to identifying stakeholders, including vulnerable groups, within local communities. • Describe the approach to engaging with local communities at each phase of the life of the mine, including: ◦ how the organisation seeks to ensure meaningful engagement ◦ how the organisation supports safe and equitable gender participation • Describe the approach to developing and implementing community development programs, including how engagement with local stakeholders, impact assessments, and community needs assessments have informed the programs.	**14.10.1**	Community engagement and support, *p90 to 93* Engaging with our stakeholders, *p29 to 31*	

GRI STANDARD	DISCLOSURE	GRI 14: MINING SECTOR 2024: REF NUMBER	LOCATION	RESPONSE / OMISSION
Local communities *continued*				
GRI 413: Local Communities 2016	413-1 Operations with local community engagement, impact assessments, and development programs *Additional sector recommendations* • Report any formal community development agreements made by the organisation by mine site.	**14.10.2**	Community engagement and support, *p90 to 93*	
	413-2 Operations with significant actual and potential negative impacts on local communities *Additional sector recommendations* • For each mine site, describe impacts on the health and safety of local communities.	**14.10.3**	Throughout this report	

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Independent assurance practitioner's report

Independent Assurance Practitioner's Limited Assurance Report on Selected Sustainability Key Performance Indicators in terms of the ISAE 3000 standard.

To the directors of DRDGOLD Limited

Report on selected key performance indicators

We have undertaken a limited assurance engagement on selected sustainability key performance indicators (selected sustainability KPIs), as described below, and presented in the Annual Integrated Report 2025 of DRDGOLD Limited (DRDGOLD) for the year ended 30 June 2025 (the Report). This engagement was conducted by BDO South Africa's Sustainability and Integrated Reporting team with multidisciplinary team experience in areas including environmental, information technology, assurance and sustainability reporting.

Subject Matter

We have been engaged to provide a limited assurance conclusion on the selected sustainability KPI's set out in Table 1 and marked with a "LA" on the relevant pages in the Report. The selected sustainability KPI's described below have been prepared in accordance with Global Reporting Initiative (GRI) Sustainability Reporting Guidelines, supported by DRDGOLD's internally developed guidelines (collectively referred to as the DRDGOLD's reporting criteria).

Table 1: Scope of the 2025 limited assurance engagement

CATEGORY	KPI	LEVEL OF ASSURANCE	BOUNDARY
Natural Capital	Total Water Used	Limited	Far West Gold Recovery (FWGR) and Ergo Mining Proprietary Limited (ERGO) and DRDGOLD Limited
	Potable water sourced externally		
	Electricity Consumption		
	Diesel Consumption		
	Natural Gas Consumption		
	Scope 1 CO_2 emissions		
	Scope 2 CO_2 emissions		
	Total CO_2 emissions		
	Total dust samples for the period		
	Total dust exceedance		
	Cyanide consumption		
	Total concurrent vegetation of tailings storage facilities		
	Concurrent vegetation of tailings storage facilities		
	Land clearance applications submitted to the National Nuclear Regulator (NNR)		
	Land rehabilitated and clearance from the NNR		
Human Capital	Number of Fatalities Loss Time Injury Frequency Rate (LTIFR)	Limited	
	Reportable Injury Frequency Rate (RIFR)		
Social Capital	Rand value spent on total socio-economic development (total SED Spend)	Limited	DRDGOLD Limited

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Directors’ Responsibilities The Directors of DRDGOLD are responsible for the selection, preparation, and presentation of the selected indicators in accordance with the accompanying DRDGOLD reporting criteria. This responsibility includes the identification of stakeholder and stakeholder requirements, material issues, commitments with respect to sustainability performance and design, implementation, and maintenance of internal controls relevant to the preparation of the Report that is free from material misstatement, whether due to fraud or error. The Directors are also responsible for determining the appropriateness of the measurement and reporting criteria in view of the intended users of the indicators and for ensuring that those criteria are publicly available to the Report users. The Directors of DRDGOLD are also responsible for providing us with: • Access to all information of which the management and the Board are aware that is relevant to the limited assurance engagement such as records, documentation and other matters, • Additional information that we may request from the management and the Board for the purpose of the engagement, and • Unrestricted access to persons within the entity from whom we determine it necessary to obtain evidence. At the finalisation stages of the limited assurance engagement, we will request such representations from you as we considered necessary, including representations that you have fulfilled the responsibilities above. Inherent Limitations Non-financial data is subject to more inherent limitations than financial data, given both the nature and the methods used for determining, calculating, sampling, or estimating such data. Qualitative interpretations of relevance, materiality, and the accuracy of data are subject to individual assumptions and judgments. We will not conduct any work outside of the agreed scope and therefore restrict our conclusion to the assurance objectives set out herein. Exclusions for this Engagement There were no data exclusions for this engagement. Our Independence and Quality Control We have complied with the independence and other ethical requirements of the Code of Professional Conduct for Registered Auditors issued by the Independent Regulatory Board for Auditors (“IRBA Code”), which is founded on fundamental principles of integrity, objectivity, professional competence and due care, confidentiality, and professional behaviour. The IRBA Code is consistent with the corresponding sections of the International Ethics Standards Board for Accountants’ International Code of Ethics for Professional Accountants (including International Independence Standards). We apply International Standard on Quality Management 1: Quality Management for Firms that Perform Audits and Reviews of Financial Statements, and Other Assurance and Related Services Engagements, which requires the firm to design, implement and operate a system of quality management including policies and procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements. Practitioner's Responsibility Our responsibility is to express a limited assurance conclusion that the selected KPIs are prepared, in all material respects, in accordance with DRDGOLD reporting criteria. Our engagement will be performed in accordance with ISAE 3000 (Revised) Assurance Engagements other than Audits or Reviews of Historical Financial Information, issued by the International Auditing and Assurance Standards Board. Additionally, we will conduct our assurance on GHG statements in accordance with ISAE 3410 Assurance Engagements on GHG Statements. ISAE 3000 is an overarching assurance standard which addresses all assurance engagements (both reasonable and limited) other than audits or reviews of historical financial information. It is the “umbrella” standard under which the subject-matter specific assurance standards, including ISAE 3410, operate. The ISAE 3000 Standard requires us to plan and perform our engagement to obtain limited assurance about whether the selected KPIs are free from material misstatement. A limited assurance engagement in accordance with ISAE 3000 (Revised) involves performing procedures to obtain evidence about the measurement of the selected KPIs and related disclosures in the Report. The nature, timing and extent of procedures selected depend on the auditor’s professional judgement, including the assessment of the risks of material misstatement of the selected KPIs, whether due to fraud or error. A limited assurance is a lower level of assurance, conducted in accordance with ISAEs, but is not a guarantee that it will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the subject matter information. In a limited assurance engagement, the procedures performed vary in nature and timing from, and are less in extent than for, a reasonable assurance engagement. Consequently, the level of assurance obtained in a limited assurance engagement is substantially lower than the assurance that would have been obtained had we performed a reasonable assurance engagement. In a limited assurance engagement, our engagement does not constitute an audit or review performed in accordance with the International Standards on Auditing or International Standards on Review Engagements and consequently an audit opinion or review conclusion will not be expressed. We shall not be responsible for reporting on any transactions beyond those covered by our limited assurance engagement. As part of an assurance engagement in accordance with ISAEs, we exercise professional scepticism throughout the engagement. Given the purpose of the engagement, in performing the procedures listed above, we: • Evaluated the appropriateness of quantification methods, reporting policies and internal guidelines used and the reasonableness of estimates made; • Made enquiries of those responsible for the preparation of the specified information, internal controls, risk assessment process, and information systems relevant to the sustainability reporting process, as we consider necessary; • Considered the processes and systems to generate, collate, aggregate, monitor and report the selected indicators; • Inspected supporting documentation on a sample basis and performed analytical procedures to evaluate data generation and reporting processes against the reporting criteria; • Evaluated the reasonableness and appropriateness of significant estimates and judgments made by the directors in the preparation of the selected indicators; • Undertook site visits to ERGO and FWGR to complete the above-mentioned procedures; and • Evaluated whether the selected KPIs presented in the Report are consistent with our overall knowledge and experience of sustainability management and performance at DRDGOLD The procedures performed in a limited assurance engagement vary in nature and timing and are less in extent than for a reasonable assurance engagement. As a result, the level of assurance obtained in a limited assurance engagement is substantially lower than the assurance that would have been obtained had we performed a reasonable assurance engagement. Accordingly, we do not express any reasonable assurance opinion about whether DRDGOLD’s selected KPIs have been prepared, in all material respects, in accordance with the accompanying DRDGOLD’s reporting criteria. OVERVIEW STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION Independent assurance practitioner’s report continued DRDGOLD Annual Integrated Report 2025 141

Assurance Procedures Performed Our assurance methodology included: • Data collection, which was facilitated through DRDGOLD’s internal document control system, Workiva guided by a comprehensive master request for information (RFI). • Stakeholder engagement which included the following: • Project kick-off meeting to set out the process and engagement channels. • Site visits to allow for direct engagement with data owners to outline the data management system and associated processes. • Ongoing discussion and verification meetings with data owners and lead management representatives. • Data testing and evaluation control: • Review and assess systems, processes, and controls to collate, aggregate, validate and report the data per indicator, • Discuss with and interview key personnel responsible for the relevant data process and the governance thereof, • Review information provided by third parties and make additional enquiries where necessary, • Apply analytical procedures and where applicable, carry out sample tests on collated data, and • Confirm the source of conversion factors applied during the carbon emissions calculations. • Reporting: Reporting the assurance observations to management as they arose to provide an opportunity for corrective action prior to completion of the assurance process. Limited Assurance Conclusion Based on the procedures we have performed and the evidence we have obtained and subject to the inherent limitations outlined elsewhere in this report, nothing has come to our attention that causes us to believe that the selected sustainability KPIs as set out in Table 1 in the subject matter section above for the year ended 30 June 2025 are not prepared, in all material respects, in accordance with the reporting criteria. Other Matters The firm has previously performed assurance procedures for DRDGOLD for FY2024, which sets this engagement as the third. The maintenance and integrity of DRDGOLD’s website is the responsibility of DRDGOLD management. Our engagement and procedure did not involve the consideration of these matters and, accordingly, we accept no responsibility for any changes to either the information in the Sustainability Report or our independent limited assurance report that may have occurred since the initial date of presentation on the DRDGOLD website. Restriction of Liability Our work has been undertaken to enable us to express a limited assurance conclusion on the selected KPIs to the Directors of DRDGOLD in accordance with the terms of our engagement and for no other purpose. We do not accept or assume liability to any party other than DRDGOLD, for our work for this report, or for the conclusion we have reached. BDO South Africa Incorporated Registered Auditors J Barradas Director Registered Auditor 28 October 2025 Wanderers Office Park 52 Corlett Drive Illovo, 2196 OVERVIEW STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION Independent assurance practitioner’s report continued DRDGOLD Annual Integrated Report 2025 142

Description AFS Annual Financial Statements AGM Annual general meeting AISC All-in sustaining costs AI Artificial intelligence AMCU Association of Mineworkers and Construction Union, a labour union AMD Acid mine drainage B-BBEE Broad-Based Black Economic Empowerment BBL Broad-Based Livelihoods Programme BDO South Africa Inc External auditors for DRDGOLD / independent assurance provider for selected sustainability key performance indicators in this report Board Board of Directors CEO Chief Executive Officer CFO Chief Financial Officer COO Chief Operations Officer CIL Carbon in leach: a process for extracting gold from slurry material CLTI Cash settled long-term incentive benefit CP Competent Person is a person who is registered with SACNASP, ECSA or SAGC, or is a Member or Fellow of the SAIMM, the GSSA, IMSSA or a Recognised Professional Organisation (RPO). These organisations have enforceable disciplinary processes including the powers to suspend or expel a member. The Competent Person must comply with the provisions of the relevant promulgated Acts. A Competent Person must have a minimum of five years relevant experience in the style of mineralisation or type of deposit under consideration and in the activity which that person is undertaking cps Cents per share CSI Corporate social investment DMPR Department of Mineral and Petroleum Resources DRDGOLD or Company DRDGOLD Limited DP2 Driefontein plant 2 DSP Deferred Share Plan ECSA Engineering Council of South Africa Ergo Ergo Mining Proprietary Limited, an operating company owned by DRDGOLD, which includes the City Deep, Knights and Brakpan sites from 3 July 2012 ERPM East Rand Proprietary Mines Limited, wholly-owned by DRDGOLD, which is currently under care and maintenance Term / abbreviation Description ERM Enterprise-wide risk management ESG Environment, social and governance FCF Free cash flow Feasibility Study A Feasibility Study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable Modifying Factors together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate at the time of reporting that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a Pre-feasibility Study FWGR Far West Gold Recoveries Proprietary Limited, an operating company owned by DRDGOLD which includes sites in the Carletonville area of Gauteng GBV Gender-based violence GHG Greenhouse gas emissions GRI Global Reporting Initiative HDP Historically disadvantaged people HDSA Historically disadvantaged South African IFRS International Financial Reporting Standards Indicated Mineral Resource An Indicated Mineral Resource, is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation Inferred Mineral Resource An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration JSE Johannesburg Stock Exchange Limited KPI Key performance indicator LA Limited assurance LoM Life-of-mine. Number of years that the operation is planning to mine and treat gold bearing material, taken from the current mine plan LED Local economic development LID Lead independent non-executive director Term / abbreviation OVERVIEW STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION Glossary of terms and abbreviations DRDGOLD Annual Integrated Report 2025 143

Description LTI Long-term incentive LTIFR Lost time injury frequency rate. The number of lost time injuries (1-13 days) occurring per 1 million man hours worked Metallurgical plant Processing plant used to treat gold bearing material and extract the contained metals MHSA Mine Health and Safety Act Measured Mineral Resource A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proved Mineral Reserve or to a Probable Mineral Reserve Mineral Reserve A Mineral Reserve is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported Mineral Resource A Mineral Resource is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling Mineralisation The process or processes by which a mineral or minerals are introduced into rock, resulting in a potentially valuable deposit. It is a general term, incorporating various types, e.g. fissure filling, impregnation, replacement, etc Mining Charter The Broad-based Socio-economic Empowerment Charter for the South African Mining Industry developed in terms of Section 100 of the MPRDA, to set the framework, targets and timetable for effecting the entry of HDSAs into the mining industry Modifying Factors Modifying Factors are considerations used to convert Mineral Resources to Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors MOI Memorandum of Incorporation Moz Million ounces Term / abbreviation Description MPRD Bill Mineral and Petroleum Resources Development Draft Bill NGO Non-governmental organisation NIHL Noise-induced hearing loss NNR National Nuclear Regulator NOx Nitrogen oxides NUM National Union of Mineworkers, a labour union NYSE New York Stock Exchange OroTree OroTree Limited PAYE Pay As You Earn, a type of income tax Pre-feasibility study A comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on the Modifying Factors and the evaluation of any other relevant factors which are sufficient for a Competent Person, acting reasonably, to determine if all or part of the Mineral Resource may be converted to a Mineral Reserve at the time of reporting. A Pre-feasibility Study is at a lower confidence level than a Feasibility Study Probable Mineral Reserve A Probable Mineral Reserve is the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proved Mineral Reserve Proved Mineral Reserve A Proved Mineral Reserve is the economically mineable part of a Measured Mineral Resource. A Proved Mineral Reserve implies a high degree of confidence in the Modifying Factors Recommissioning of the Withok TSF The recommissioning of the Withok TSF, which lies adjacent to the current Brakpan TSF. The recommissioning of the Withok TSF would result in alignment with the Global Industry Standard on Tailings management and regulatory bodies, increase deposition capacity at Ergo, improve operation /management and bring about the sustainable closure of the facilityRehabilitation The process of restoring mined land to allow appropriate post-mining usage. Rehabilitation standards are determined and audited by the Department of Mineral Resources and Energy and address ground and surface water, topsoil, final slope gradients, waste handling and revegetation issues RGMPs Responsible Gold Mining Principles RIFR Reportable injury frequency rate. The number of reportable injuries requiring medical treatment per 1 million man hours worked RTSF Regional Tailings Storage Facility SACNASP South African Council for Natural Scientific Professions SAIMM Southern African Institute of Mining and Metallurgy SAMREC Code The South African Code for Reporting of Exploration Results, Mineral Resources and Mineral Reserves, 2016 Edition Term / abbreviation OVERVIEW STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION Glossary of terms and abbreviations continued DRDGOLD Annual Integrated Report 2025 144

Description SEC United States Securities and Exchange Commission SED Socio-economic development SENS Stock Exchange News Service SLP Social and labour plan Solar PV Solar photovoltaic power generation SOX Sarbanes-Oxley Act of 2002 SOx Sulphur oxides STI Short-term Incentives Tailings Finely ground rock from which valuable minerals have been extracted, may still include mineral particles TPMS Tailings Performance Management System TSF Tailings storage facility TSR Total Shareholder Return Tailings dam Dams or dumps created from residue after the economically recoverable metal has been extracted from tailings material, also known as tailings deposition sites/facilities TCTA Trans-Caledon Tunnel Authority UASA The Union, formerly the United Association of South Africa, a labour union VWAP Volume weighted average price Term / abbreviation OVERVIEW STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION Glossary of terms and abbreviations continued DRDGOLD Annual Integrated Report 2025 145

OFFICES Registered and corporate Constantia Office Park Cnr 14th Avenue and Hendrik Potgieter Road Cycad House, Building 17, Ground Floor Weltevreden Park 1709, Johannesburg, South Africa PO Box 390, Maraisburg, 1700 South Africa Tel: +27 11 470 2600 Fax: +27 86 524 3061 OPERATIONS Ergo Mining Proprietary Limited PO Box 12442 Selcourt 1567 Springs, South Africa Tel: +27 (0) 11 742 1003 Fax: +27 (0) 11 743 1544 Far West Gold Recoveries Proprietary Limited PO Box 390 Maraisburg, 1700 South Africa Tel: +27 (0) 10 822 8440 Fax: +27 (0) 86 524 3061 DIRECTORS Timothy Cumming Non-executive Chairman 2,3,#4,6 Niël Pretorius Chief Executive Officer 2 Riaan Davel Chief Financial Officer Henriette Hooijer 5 Chief Financial Officer Designate Johan Holtzhausen Independent Non-executive Director#1,3,4,6 Edmund Jeneker Lead Independent Non-executive Director #3,4,#5,6 Andrew Brady Non-executive Director 2,6 Prudence Lebina Independent Non-executive Director 1,#2,3,4,#6 Thoko Mnyango Independent Non-executive Director 2,,4,5 Charmel Flemming Independent Non-executive Director 1,2,5 Company Secretary Kgomotso Mbanyele Committee memberships during 2025 # Denotes committee Chairman 1 Member of the Audit Committee 2 Member of the Risk Committee 3 Member of the Remuneration Committee 4 Member of the Nominations Committee 5 Member of the Social and Ethics Committee 6 Member of the Investment Committee INVESTOR AND MEDIA RELATIONS South Africa Jane Kamau R&A Strategic Communications Tel: +27 11 880 3924 Fax: +27 11 880 3788 Email: jane@rasc.co.za United Kingdom/Europe Phil Dexter St James’s Corporate Services Limited Suite 31, Second Floor 107 Cheapside London EC2V 6DN United Kingdom Tel: +44 (0) 20 7796 8644 Fax: +44 (0) 20 7796 8645 Mobile: +44 (0) 7798 634 398 Email: phil.dexter@corpserv.co.uk STOCK EXCHANGE LISTINGS JSE Ordinary shares Share Code: DRD ISIN: ZAE000058723 NYSE ADRs Trading Symbol: DRD CUSIP: 26152H301 DRDGOLD’s ordinary shares are listed on the JSE and on the NYSE, in the form of ADRs. The Company’s shares are also traded on A2X, the Regulated Unofficial Market on the Frankfurt Stock Exchange, and the Berlin and Stuttgart OTC markets. SHARE TRANSFER SECRETARIES South Africa JSE Investor Services One Exchange Square, 2 Gwen Ln, Sandown, Sandton, 2196 Johannesburg, South Africa Tel: +27 (0) 11 713 0800 Fax: +27 (0) 86 674 4381 United Kingdom (and bearer office) Link Market Asset Service PXS 1, Link Group Central Square 29 Wellington Street Leeds LS1 4DL United Kingdom Tel: +44(0) 371 664 0300 Australia Computershare Investor Service Proprietary Limited Level 17 221 St George’s Terrace Perth, WA 6000 Australia Tel: +61 8 9323 2000 Tel: 1300 55 2949 (in Australia) Fax: +61 8 9323 2033 ADR depositary J.P. Morgan Chase Bank N.A P.O. Box 64504 St. Paul, MN 55164-9804 United States of America Toll-free: +1 800 990 1135 Tel: +1 615 453 2128 GENERAL JSE sponsor One Capital Auditor BDO South Africa Inc. Attorneys ENSafrica Inc. Malan Scholes Mendelow Jacobs Linklaters LLP Bankers ABSA Capital Standard Bank of South Africa Limited Website www.drdgold.com OVERVIEW STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION Administration and contact details DRDGOLD Annual Integrated Report 2025 146

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